As filed with the Securities and Exchange Commission on June 30, 2008
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-11
FOR REGISTRATION UNDER
THE SECURITIES ACT OF 1933 OF SECURITIES
OF CERTAIN REAL ESTATE COMPANIES

AVIV REIT, INC.
(Exact Name of Registrant as Specified in Governing Instruments)

Aviv REIT, Inc.
303 West Madison Street
Suite 2400
Chicago, IL 60606
(312) 855-0930
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Craig M. Bernfield
Chief Executive Officer
Aviv REIT, Inc.
303 West Madison Street
Suite 2400
Chicago, IL 60606
(312) 855-0930
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Steven Sutherland Robert L. Verigan Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 (312) 853-7000	David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Securities	Aggregate Offering	Amount of
to be Registered	Price(1)(2)	Registration Fee
Common Stock, par value $0.01 per share	$200,000,000	$7,860

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION	JUNE 30, 2008

               Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering           shares of our common stock and the selling stockholders identified in this prospectus are offering           shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders. We expect the public offering price to be between $      and $      per share.

We will apply to have our common stock listed on The New York Stock Exchange under the symbol “AVI”.

Shares of our common stock are subject to ownership limitations that are intended to assist us in qualifying and maintaining our qualification as a real estate investment trust. Our charter contains certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, an 8.3% ownership limit.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional           shares of our common stock from us and from certain of the selling stockholders at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus. Of these additional shares that the underwriters may purchase to cover over-allotments, if any, up to           shares will be offered by us and up to shares will be offered by the selling stockholders. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $          , the total proceeds, before expenses, to us will be $          , and the total proceeds, before expenses, to the selling stockholders will be $          .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about        , 2008.

Joint Book-Running Managers

UBS Investment Bank	Banc of America Securities LLC

Co-Managers

Wachovia Securities
Morgan Keegan & Company, Inc.
Stifel Nicolaus

You should rely only on the information contained in this prospectus and any free writing prospectus provided or approved by us. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Until          , 2008 (25 days after the date of this prospectus), all dealers that effect transactions in the securities offered hereby, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Prospectus summary

This summary highlights selected information appearing in this prospectus and may not contain all of the information that is important to you. This prospectus includes information about the shares of common stock we are offering as well as information regarding our business and detailed financial data. You should read this prospectus in its entirety, including “Risk Factors” and the financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our common stock.

Unless the context requires otherwise or except as otherwise noted, as used in this prospectus the words “Aviv,” “we,” “company,” “us” and “our” refer to Aviv REIT, Inc. and its subsidiaries, including our operating partnership, Aviv Healthcare Properties Operating Limited Partnership and, where the context requires, our predecessor partnership, Aviv Healthcare Properties Limited Partnership. Throughout this prospectus, we refer to operators and tenants by their commonly-known trade names; however, each operator or tenant may operate through a variety of legal entities, some or all of which may not be under common ownership. In addition, we use the words “operator” and “tenant” interchangeably when referring to these unaffiliated third parties.

OUR COMPANY

We are a self-administered real estate investment trust, or REIT, that focuses on the ownership, acquisition and development of healthcare properties, principally skilled nursing facilities, or SNFs. We generate our revenues by entering into long-term triple-net leases with qualified local, regional and national operators throughout the United States. We believe that we have one of the largest portfolios of triple-net leased SNFs in the United States. As of March 31, 2008, our portfolio consisted of 156 properties with 15,187 licensed beds in 20 states leased to 33 operators. For the year ended December 31, 2007 and for the quarter ended March 31, 2008, our revenues were $72.4 million and $19.2 million, respectively.

We, through our predecessor entities, have been in the business of financing operators of SNFs for over 25 years. We focus on cultivating close relationships with our tenants and work closely with them to help them achieve their business objectives. As a result of these efforts, we are in a position to make additional investments and expand our business. We make our investments primarily through sale-leaseback and acquisition-lease transactions, although we also offer our tenants a variety of other forms of financing, including ground-up development-lease transactions and tenant loans.

Since April 2005, we made approximately $318 million of acquisitions, principally SNFs. These acquisitions consisted of 75 properties with 8,134 licensed beds in 15 states leased to 23 operators. We have a long, successful track record of acquisitions, developments and other investments involving healthcare properties, principally SNFs. We have an active pipeline of acquisitions and development projects and we expect this pipeline to continue in the future.

We believe that market conditions are favorable for SNF investments. We expect our tenants to benefit from the aging of the U.S. population. New supply of SNFs is limited by regulatory requirements in many states, which should also enhance our tenants’ cash flows. The nursing home market is highly fragmented, with only 6.9% of SNFs in the United States owned by publicly-traded healthcare REITs, as of December 31, 2007. Accordingly, we believe that there is substantial opportunity for us to continue to make attractive investments in SNF assets.

OUR COMPETITIVE STRENGTHS

We believe the following strengths serve as the foundation for our business:

➢	Relationship Focused Business. We believe that our tenants’ success translates into our success. Over the past 25 years, our management team has developed an extensive network of relationships with qualified local, regional and national operators of SNFs throughout the United States. We work closely with our tenants to help them achieve their business objectives and thereby strengthen our relationships. We believe our strong reputation allows us to continue to expand this network. Our close relationships with our tenants have resulted in consistent repeat business. 118 of our 156 properties are leased to operators with whom we have had a relationship for at least 5 years, and 63 of our 156 properties are leased to operators with whom we have had a relationship for at least 10 years.

➢	Ability to Identify Talented Operators. As a result of our many years of experience, industry contacts and insight, we are able to identify qualified local, regional and national operators to successfully triple-net lease our properties. We seek operators that possess local market knowledge, demonstrate hands-on management, have proven track records, are management owned and controlled and emphasize patient care. We are able to identify talented operators that fall below the radar of other capital sources. Our management team’s experience gives us a key advantage to make sound judgments about an operator’s character and professional ability.

➢	Disciplined Investing. We are disciplined and selective about the investments we make. Our underwriting process includes thorough evaluations of the track record and history of each operator, the facility condition, the market area for each building and the reimbursement environment. We pursue a strategy of multiple tenants in each of our markets and multiple facilities for each of our tenants. We only make investments that meet the high standard and profile we look for. This approach has contributed to our ability to collect 99.9% of our rent over the three years ended December 31, 2007.

➢	Active Pipeline and Established Acquisition Track Record. We, through our predecessor entities, have been in the business of financing operators of SNFs for over 25 years. Since April 2005, we made approximately $318 million in acquisitions, principally SNFs. We have an active pipeline of acquisitions and development projects and we expect this pipeline to continue in the future. We focus on investments with attractive yields, with new and existing tenants, in new and existing states and that create long-term value for us and our tenants.

➢	Diversified Portfolio with Attractive Leases. We lease our properties to a diversified group of 33 operators with no single operator representing more than 16.3% of our rent under existing leases for the quarter ended March 31, 2008. We have a geographically diversified portfolio of properties located in 20 states, with no state representing more than 18.4% of our rent under existing leases for the quarter ended March 31, 2008. Our properties are subject to long-term triple-net leases and typically have annual escalations of 2%-3%. As of March 31, 2008, our leases had an average remaining existing term of 10.2 years. As of March 31, 2008, 130 of our 156 properties were subject to master leases or were cross-defaulted, which provides additional credit support for the performance of an individual property.

➢	Proactive Portfolio Management. We have implemented effective systems to monitor the performance of our tenants and properties. We have regular and ongoing contact with our tenants, visit our properties on a regular basis, and closely monitor the financial and overall performance of each property. All of this knowledge helps position us to re-lease properties on a proactive basis as it becomes necessary or desirable. In addition, our daily focus on portfolio management enables us to identify strategic opportunities to fund capital expenditures, which enhance a facility’s physical plant, market position, occupancy and growth prospects.

➢	Experienced Senior Management Team with Significant Ownership. Many members of our management team have been with us for 10 years or more, have significant industry experience and also have a meaningful ownership stake. Craig Bernfield, our Chairman, President and Chief Executive Officer, and Zev Karkomi, our Chairman Emeritus, have more than 45 years of combined experience in the acquisition, development and disposition of SNFs and other healthcare facilities. Messrs. Karkomi and Bernfield co-founded our predecessor partnership. Upon consummation of this offering, Messrs. Karkomi and Bernfield and certain of their related parties will have fully diluted ownership (including OP Units in our operating partnership, which are convertible into shares of our common stock) of % and %, respectively.

OUR STRATEGY

The primary elements of our growth strategy are to:

➢	Continue to Develop and Expand Our Relationships. While we believe that many of our competitors seek to accumulate properties, we strive to accumulate relationships. We work closely with our tenants to identify acquisition, development and other investment opportunities in their local markets, as well as new markets. This strategy is a catalyst for our growth and enhances our existing relationships. We intend to continue to expand and improve our extensive network of relationships that we have built and cultivated over the years.

➢	Identify Additional Talented Operators and Acquisition Opportunities. We will continue to expand our portfolio by identifying additional talented operators and SNF acquisition opportunities. We intend to capitalize on our active pipeline as well as our successful track record of acquisition and growth. When making investments in properties, we will continue to focus on qualified local, regional and national operators that meet our investment criteria, including our standards for quality and experience of management. We also expect to continue to work with our tenants to help them identify new acquisition opportunities. We have more than five professionals focused on sourcing, pursuing and executing transactions and an experienced team that supports the acquisition and underwriting process.

➢	Strategically Offer Tenants Additional Capital. We plan to continue to support our tenants by opportunistically providing capital to them for a variety of purposes, including capital expenditures, modernization of facilities and loans. These investments support our tenants and allow us to create additional revenue from our existing portfolio. These investments also frequently enable us to extend our lease terms prior to expiration.

➢	Pursue Strategic Development Opportunities. We work closely with our tenants to identify strategic development opportunities. These opportunities may involve replacing or renovating buildings in our portfolio that may become less competitive. We also endeavor to identify new developments that present an attractive opportunity and complement our existing portfolio. We strive to pursue these projects with existing operator relationships, working together to identify, design, develop and construct the projects. We have recently completed new developments in Arkansas, Texas and Washington, and have new developments in process in Arkansas, Illinois, Texas and Washington.

➢	Opportunistically Acquire Other Healthcare Property Types. We opportunistically acquire assisted living facilities, independent living facilities, retirement communities and facilities offering a continuum of care. When evaluating these transactions, we will seek to enter into triple-net leases with experienced operators that meet our investment criteria.

OUR PORTFOLIO

As of March 31, 2008, our portfolio consisted of 156 properties, principally SNFs, with 15,187 beds in 20 states leased to 33 operators. This portfolio consisted of 151 owned properties, two leased properties and three properties for which we provide asset management services only. As of March 31, 2008, 130 of our 156 properties were subject to master leases or were cross-defaulted.

The following tables summarize information about our properties as of March 31, 2008:

	Operator diversification
	Number of	Number of	Percentage of
Operator(1)	properties	licensed beds	total rent(2)

Cathedral Rock	18	1,704	16.3%
Daybreak	28	2,728	13.0%
SunMar	6	890	8.8%
Evergreen	11	1,138	8.2%
Eagle	11	830	7.6%
Brighten	5	645	6.5%
SunBridge	15	973	6.2%
Saber	5	578	4.3%
Infinia	5	403	3.4%
Deaconess	5	544	3.2%
Other (23 operators)	47	4,754	22.5%

Total	156	15,187	100.0%

(1)	Throughout this prospectus, we refer to operators and tenants by their commonly-known trade names; however, each operator or tenant may operate through a variety of legal entities, some or all of which may not be under common ownership and properties may not be subject to master leases or cross-defaulted. In addition, we use the words “operator” and “tenant” interchangeably when referring to these unaffiliated third parties.

(2)	Total rent represents the rent under existing leases for the quarter ended March 31, 2008.

	State diversification
	Number of	Number of	Percentage of
State	properties	licensed beds	total rent(1)

Texas	42	4,275	18.4%
California	16	1,511	12.6%
Missouri	10	1,190	9.7%
Washington	12	779	8.0%
New Mexico	9	782	6.8%
Ohio	6	672	6.1%
Illinois	8	882	6.1%
Massachusetts	14	877	5.9%
Pennsylvania	4	503	5.2%
Arizona	5	691	4.7%
Other (10 states)	30	3,025	16.5%

Total	156	15,187	100.0%

(1)	Total rent represents the rent under existing leases for the quarter ended March 31, 2008.

RECENT DEVELOPMENTS

In June 2008, we entered into a contract to purchase nine facilities and simultaneously lease them back to Evergreen. Seven of these facilities are in California, one is in Washington and one is in Oregon. The purchase price is $72.0 million of which $8.5 million is subject to an earn-out provision.

In May 2008, we entered into a contract to purchase six acres of land in Salado, Texas for $600,000. We intend to develop, design and build, with Cathedral Rock, a new 120-bed facility and triple-net lease it to Cathedral Rock.

In May 2008, we entered into a contract to purchase six buildable acres of land in Mt. Vernon, Washington for $1.5 million. We intend to develop, design and construct, with Eagle, a new 120-bed facility and triple-net lease it to Eagle.

In April 2008, we purchased an eight acre parcel of land in Searcy, Arkansas for $625,000. We are in the process of developing, designing and constructing, with Convacare, a new 140-bed facility which we will triple-net lease to Convacare.

In April 2008, we purchased an 85-bed facility in Searcy, Arkansas for $2.6 million and simultaneously leased it back to Convacare. We plan to renovate the facility and convert it to residential care use. We also plan to use the facility’s bed rights to build a new facility on land we purchased in Searcy, Arkansas, as described above.

In April 2008, we purchased a 120-bed facility in Hot Springs, Arkansas for $10.4 million and simultaneously leased it back to Convacare. The facility was opened by Convacare in 2007.

In April 2008, we sold our interest in a joint venture that owned a recently constructed 132-bed facility in North Richland Hills, Texas for $2.8 million. We co-developed the facility in 2006 with a joint venture partner and leased the facility to Stonegate.

OUR INDUSTRY AND MARKET OPPORTUNITY

We are a REIT that invests in healthcare facilities, principally SNFs, located in the United States. According to The Centers for Medicare & Medicaid Services, or CMS, healthcare is one of the largest industries in the United States and total U.S. healthcare expenditures are projected to grow from approximately $2.1 trillion in 2006 to $4.3 trillion in 2017. Within the healthcare industry, national nursing home expenditures are expected to grow from approximately $125 billion in 2006 to $218 billion in 2017, according to CMS, representing a compound annual growth rate, or CAGR, of 5.2%. The nursing home market is highly fragmented and, according to the American Health Care Association, comprises approximately 15,800 facilities with approximately 1.7 million certified beds as of December 2007.

This growth will be driven, in part, by the aging of the population and increased life expectancies. According to the U.S. Census Bureau, the number of Americans aged 65 or older is expected to increase from approximately 37 million in 2006 to approximately 48 million in 2017, representing a CAGR of 2.5%, compared to a total U.S. population CAGR of 0.8% over the same period. In response to growing healthcare costs, the federal government has adopted cost containment measures that encourage the treatment of patients in more cost effective settings, such as SNFs. As a result, we believe that many high-acuity patients that would have been previously treated in long-term acute care hospitals and in-patient rehabilitation facilities are increasingly being cared for in SNFs. We believe that these trends will support a growing demand for the services provided by SNF operators, which in turn will support a growing demand for our properties.

The growth in the total demand for SNF services has resulted in a greater need for many of our tenants to access capital for growth. Tenants are increasingly relying on capital sources such as us to finance acquisitions so they may deploy their capital into their operations. To generate liquidity, tenants also often decide to sell real estate assets and lease them back. These sale-leaseback transactions help our tenants realize the full value of their real estate with 100% financing, which is not generally available with conventional mortgage loans.

OUR STRUCTURE

UPREIT Structure.  Following the consummation of this offering, we will conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our properties are owned by our operating partnership, Aviv Healthcare Properties Operating Limited Partnership, and direct and indirect subsidiaries of our operating partnership. See “Our Structure—Recapitalization Transactions.” A wholly owned subsidiary of ours will be the sole general partner of our operating partnership and our wholly owned subsidiary and the limited partners of our predecessor partnership will initially own all of the limited partnership units of our operating partnership, which we refer to as “OP Units.”

Recapitalization Transactions.  Immediately prior to the consummation of this offering, we will effect certain transactions, which we refer to as the “Recapitalization Transactions,” which will simplify our capital structure. As a result of the Recapitalization Transactions and upon the consummation of this offering, we will be a holding company and our primary assets will be our general partnership interest in our operating partnership and OP Units (in each case, through one of our subsidiaries) representing approximately     % of the issued and outstanding OP Units of our operating partnership as of the consummation of this offering (approximately     % if the underwriters exercise their over-allotment option in full).

The following chart reflects an overview of our organizational structure immediately following consummation of the Recapitalization Transactions and this offering:

SUMMARY RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the matters discussed in the section “Risk Factors” beginning on page 14 prior to deciding whether to invest in our common stock. These risks include, but are not limited to, the following:

➢	We have never operated as a REIT or a public company and therefore may have difficulty operating our business in compliance with the regulatory requirements applicable to REITs and to public companies.

➢	Our portfolio currently consists predominantly of SNFs; any significant cost increases, reductions in reimbursement rates or other regulatory changes could negatively affect our tenants’ businesses and could result in our tenants being unable to meet their obligations to us.

➢	Our business is dependent upon our tenants’ successfully operating their businesses, and their failure to do so could have a material adverse effect on us successfully and profitably operating our business.

➢	Our cash available for distributions may not be sufficient to make distributions at expected levels.

➢	Our tenants’ failure to comply with the requirements of governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments could result in our tenants being unable to meet their obligations to us.

➢	Our substantial indebtedness could adversely affect our financial condition.

➢	Upon the consummation of this offering, Mr. Karkomi, our Chairman Emeritus, and Mr. Bernfield, our Chairman, Chief Executive Officer and President, and certain of their respective related parties will have significant equity ownership interests and the ability to exercise significant influence over our company and any matter presented to our stockholders.

➢	Our charter and bylaws and certain provisions of Maryland law may limit the ability of a third party to acquire control of our company.

➢	Our failure to qualify or remain qualified as a REIT would have significant adverse consequences to us and the value of our common stock.

➢	If you purchase shares of common stock in this offering, you will experience immediate and significant dilution in the net tangible book value per share of our common stock.

TAX STATUS

We intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes. We believe that our investments and proposed method of operation will enable us to meet the requirements for qualification as a REIT for federal income tax purposes. As a REIT, we will be required to satisfy a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on REIT taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates, and we may not be able to qualify for treatment as a REIT for that year and the next four years. Even if we qualify as a REIT, we will be subject to some federal, state and local taxes on our income or property.

RESTRICTIONS ON OWNERSHIP OF OUR COMMON STOCK

In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, our charter generally prohibits any person (other than a person who has been granted an exception as described below, or an excepted holder) from actually or constructively owning more than 8.3% (by value or by number of shares, whichever is more restrictive) of our common stock or 8.3% (by value or by number of shares, whichever is more restrictive) of our outstanding stock of all classes and series. We refer to these restrictions, collectively, as the ownership limit. Our charter permits our board of directors to make an exception to these limits or create a different limit on ownership, or excepted holder limit, if the stockholder seeking the exception or excepted holder limit makes certain representations and agreements. Our board of directors may not make an exception to the ownership limit or create an excepted holder limit if ownership by the excepted holder in excess of the ownership limit would cause us to fail to qualify as a REIT. In addition, different ownership limits will apply to Mr. Karkomi, our Chairman Emeritus, certain of his affiliates, family members and estates and trusts and Mr. Bernfield, our Chairman, Chief Executive Officer and President, certain of his affiliates, family members and estates and trusts. These limits will allow Mr. Karkomi, certain of his affiliates, family members and estates and trusts, as an excepted holder, and Mr. Bernfield, certain of his affiliates, family members and estates and trusts, as an excepted holder, to each hold up to 12.0% (by value or by number of shares, whichever is more restrictive) of our common stock or up to 12.0% (by value or by number of shares, whichever is more restrictive) of our outstanding stock.

DISTRIBUTION POLICY AND PAYMENT OF DISTRIBUTIONS

We intend to distribute to our stockholders each year all or substantially all of our REIT net taxable income so as to avoid paying corporate income tax and excise tax on our REIT income and to qualify for the tax benefits afforded to REITs under the Code. However, the actual amount, timing and frequency of distributions will be determined by our board of directors based upon a variety of factors deemed relevant by our directors, including our results of operations and our debt service obligations. See “Distribution Policy.”

CORPORATE INFORMATION

We were incorporated as a Maryland corporation on June 18, 2008 and intend to qualify as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2008. Our corporate offices are located at 303 West Madison Street, Suite 2400, Chicago, Illinois 60606. Our telephone number is (312) 855-0930. Our internet website is http://www.avivreit.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

The offering

Common stock we are offering	shares

Common stock being offered by the selling stockholders	shares

Total shares of common stock being offered	shares

Common stock to be outstanding immediately after this offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering after expenses will be approximately $ , or approximately $ if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share, the midpoint of the range indicated on the cover of this prospectus. We intend to contribute the net proceeds from this offering to our operating partnership in exchange for OP Units of our operating partnership. Our operating partnership intends to use those net proceeds to (i) redeem approximately $ of existing units of our predecessor partnership held by affiliates of Zev Karkomi, our Chairman Emeritus, and Craig Bernfield, our Chairman, Chief Executive Officer and President, and (ii) repay approximately $ of outstanding borrowings under our existing credit facilities. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Proposed New York Stock Exchange symbol	AVI

The number of shares of our common stock to be outstanding immediately after this offering is based on           shares that would have been outstanding as of March 31, 2008 on a pro forma basis giving effect to the Recapitalization Transactions.

The number of shares of our common stock to be outstanding immediately after this offering excludes:

➢	shares of common stock reserved for issuance under options to purchase common stock to be granted upon consummation of this offering with exercise prices equal to the initial public offering price;

➢	shares of common stock available for future issuance under our 2008 long-term stock incentive plan; and

➢	shares of common stock that may be issued by us upon redemption of OP Units outstanding.

Unless otherwise stated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase up to           shares of our common stock to cover over-allotments, if any.

Summary financial and pro forma data

You should read the following summary historical consolidated financial, pro forma and other data in connection with “Selected Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

The summary historical consolidated financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 have been derived from the audited historical consolidated financial statements of our predecessor partnership, Aviv Healthcare Properties Limited Partnership, appearing elsewhere in this prospectus. The summary historical consolidated balance sheet as of December 31, 2005 has been derived from the audited historical consolidated financial statements of our predecessor partnership which are not included in this prospectus. The summary historical consolidated financial data as of March 31, 2008 and for the quarters ended March 31, 2008 and 2007 have been derived from the unaudited historical financial statements of our predecessor partnership appearing elsewhere in this prospectus. The unaudited historical financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our predecessor partnership’s financial condition and results of operations as of such dates and for such periods under accounting principles generally accepted in the United States. The historical results are not necessarily indicative of the results to be expected in the future.

The summary pro forma financial data as of March 31, 2008 presents our consolidated financial position giving pro forma effect to the consolidation (acquisition) of our former asset manager, Aviv Asset Management, L.L.C., or AAM, the elimination of intercompany activity as a result of the consolidation of AAM, the repayment of certain loans to entities controlled by Messrs. Karkomi and Bernfield, the Recapitalization Transactions, this offering and the application of the net proceeds of this offering as described under “Use of Proceeds,” as if such transactions had occurred on March 31, 2008.

The summary pro forma condensed consolidated statements of operations for the year ended December 31, 2007 and the three months ended March 31, 2008 and 2007 present our consolidated results of operations giving pro forma effect to the consolidation of AAM, the elimination of intercompany activity as a result of the consolidation of AAM, the repayment of certain loans to entities controlled by Messrs. Karkomi and Bernfield, the Recapitalization Transactions, this offering and the application of the net proceeds of this offering as described under “Use of Proceeds,” as if such transactions had occurred on the first day of the period presented.

The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering, on the historical financial information of our predecessor partnership.

	Year ended December 31,				Three months ended March 31,
				2007			2007	2008
				Pro forma			Pro forma	Pro forma
Operating information	2005	2006	2007	as adjusted	2007	2008	as adjusted	as adjusted

	(in thousands)

Revenues
Rental income	$26,086	$42,658	$67,713	$	$15,656	$17,810	$	$
Tenant recoveries	1,909	2,690	4,273		1,020	1,318
Interest on loans to tenants	7	330	370		90	96

Total revenues	28,002	45,678	72,356		16,766	19,224
Operating expenses
Rent and other operating expenses	658	553	450		82	112
General and administrative	3,400	6,261	8,092		1,865	2,891
Real estate taxes	1,869	2,664	4,306		1,041	1,318
Change in fair value of derivatives	(2,058)	(262)	6,946		877	6,460
Compensation expense, issuance of Class C Units profit interest	13,525	—	—		—	—
Depreciation	4,817	8,158	12,934		3,025	3,464
Loss on impairment of assets	—	—	2,987		—	—
Other	261	305	272		70	52

Total expenses	22,472	17,679	35,987		6,960	14,297

Operating income	5,530	27,999	36,369		9,806	4,927
Other income and expenses
Interest income	215	534	1,414		26	731
Interest expense	(8,832)	(15,767)	(24,254)		(5,444)	(6,573)
Amortization of deferred financing costs	(392)	(2,353)	(439)		(121)	(152)

Total other income and expenses	(9,009)	(17,586)	(23,279)		(5,539)	(5,994)

(Loss) income before gain on disposition of assets, minority interests, and discontinued operations	(3,479)	10,413	13,090		4,267	(1,067)
Gain on disposition of assets	—	500	—		—	—
Minority interests	21	(82)	50		(27)	6

(Loss) income from continuing operations	(3,458)	10,831	13,140		4,240	(1,061)
Discontinued operations, net of minority interests	738	(102)	(16)		(26)	195

Net (loss) income	(2,720)	10,729	13,124		4,214	(866)
Distributions and accretion on Class E Preferred Units	—	(1,218)	(6,554)		(1,222)	(2,061)

Net (loss) income allocable to common units	$(2,720)	$9,511	$6,570	$	$2,992	$(2,927)	$	$

	As of March 31, 2008(1)
			Pro forma
Balance sheet information	Actual	Pro forma	as adjusted

	(in thousands)

Net investment in real estate	$472,474	$472,474	$
Cash and cash equivalents	8,856	40,857
Loan receivables	39,756	7,756
Total assets	555,754	606,885
Total debt	385,246	385,246
Total liabilities	438,123	437,753
Minority interests	1,478	117,631
Total stockholders’ equity	83,763	1
Total liabilities and stockholders’ equity	555,754	606,885

(1)	The summary balance sheet data as of March 31, 2008 is presented (a) on an actual basis for our predecessor partnership, (b) on a pro forma basis to give effect to the Recapitalization Transactions, the consolidation of AAM and the repayment of certain loans by entities controlled by Messrs. Karkomi and Bernfield and (c) on a pro forma adjusted basis to give effect to the transactions described in (b), the sale by us pursuant to this offering of shares of common stock at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds from this offering as described in “Use of Proceeds.”

	Year ended December 31,				Three months ended March 31,
				2007			2007	2008
				Pro forma as			Pro forma as	Pro forma as
Other information	2005	2006	2007	adjusted	2007	2008	adjusted	adjusted

	(in thousands)

Funds from operations	$2,226	$18,524	$26,280	$	$7,239	$2,598	$	$
EBITDA	9,580	33,946	47,041		11,832	8,526
Cash Flows
Provided by operating activities	7,765	20,524	25,167		2,762	5,571
Used in investing activities	(11,581)	(81,026)	(68,249)		(42,993)	(471)
Provided by (used in) financing activities	16,815	59,204	46,646		42,085	(12,386)

We consider funds from operations, or FFO, and earnings before interest, tax, depreciation and amortization, or EBITDA, to be key measures of our performance which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity. As defined by the National Association of Real Estate Investment Trusts, or NAREIT, FFO represents net income (computed in accordance with generally accepted accounting principles, or GAAP), excluding gains from sales of property, plus real estate depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. We define EBITDA as net income plus interest expense, tax, depreciation and amortization less rental income from intangible amortization.

We believe that FFO and EBITDA are important supplemental measures of our operating performance. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. The term FFO was designed by the real estate industry, and the term EBITDA is similarly used, to address this issue. Because FFO excludes depreciation and amortization unique to real estate, gains from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year or with other REITs, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We believe that EBITDA is similarly used to evaluate operating performance between periods and among REITs by excluding the effect of depreciation, amortization, interest expense and rental income from intangible amortization.

We offer these measures to assist the users of our financial performance under GAAP, but FFO and EBITDA are not financial measures recognized under GAAP and should not be considered measures of liquidity, alternatives to net income or indicators of any other performance measure determined in accordance with GAAP, nor are they indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. In addition, our calculations of FFO and EBITDA are not necessarily comparable to FFO or EBITDA as calculated by other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us. Investors in our securities should not rely on these measures as a substitute for any GAAP measure, including net income.

The following table is a reconciliation of our net (loss) income to FFO:

	Year ended December 31,				Three months ended March 31,
				2007			2007	2008
				Pro forma as			Pro forma as	Pro forma as
Funds from operations	2005	2006	2007	adjusted	2007	2008	adjusted	adjusted

	(in thousands)

Net (loss) income	$(2,720)	$10,729	$13,124	$	$4,214	$(866)	$	$
Depreciation	4,946	8,295	13,156		3,025	3,464
Gain on sale of assets	—	(500)	—		—	—

Funds From Operations	$2,226	$18,524	$26,280	$	$7,239	$2,598	$	$

The following table is a reconciliation of our net (loss) income to EBITDA:

	Year ended December 31,				Three months ended March 31,
				2007			2007	2008
				Pro forma as			Pro forma as	Pro forma as
EBITDA	2005	2006	2007	adjusted	2007	2008	adjusted	adjusted

	(in thousands)

Net (loss) income	$(2,720)	$10,729	$13,124	$	$4,214	$(866)	$	$
Interest expense	8,832	15,767	24,254		5,444	6,573
Depreciation and amortization	5,338	10,648	13,596		3,146	3,616
Rental income from intangible amortization	(1,870)	(3,198)	(3,933)		(972)	(797)

Earnings Before Interest Tax Depreciation and Amortization	$9,580	$33,946	$47,041	$	$11,832	$8,526	$	$

Risk factors

An investment in our common stock involves significant risks. You should consider the following risks in addition to information set forth elsewhere in this prospectus before making your investment decision. If any of the matters highlighted by the risks discussed in this prospectus occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected. If this were to happen, the price of our common stock could decline significantly and you could lose all or a part of your investment.

RISKS RELATING TO OUR BUSINESS AND OPERATIONS

Certain operators account for a significant percentage of our rental income.

For the quarter ended March 31, 2008, 16.3% of our total rent under existing leases was from Cathedral Rock, which operates 18 of our properties in Illinois, Missouri, New Mexico and Texas, and approximately 13.0% of our total rent under existing leases was from Daybreak, which operates 28 of our properties in Texas. No other operator generated more than 8.8% of our total rent under existing leases for the quarter ended March 31, 2008.

The failure or inability of any of these operators to meet their obligations to us could materially reduce our rental income and net income, which could in turn reduce the amount of dividends we pay and cause our stock price to decline.

The geographic concentration of our properties could leave us vulnerable to an economic downturn, regulatory or reimbursement changes or acts of nature in those areas, resulting in a decrease in our revenues or otherwise negatively impacting our results of operations.

For the quarter ended March 31, 2008, the three states from which we derived the largest amount of rent under existing leases were Texas (18.4%), California (12.6%) and Missouri (9.7%). As a result of these concentrations, the conditions of local economies and real estate markets, changes in governmental rules and regulations, particularly with respect to Medicaid, acts of nature and other factors that may result in a decrease in demand for long-term care services in these states could have an adverse impact on our tenants’ revenues, costs and results of operations, which may affect their ability to meet their obligations to us.

Our portfolio currently consists predominantly of SNFs; any significant cost increases, reductions in reimbursement rates or other regulatory changes could negatively affect our tenants’ businesses and their ability to meet their obligations to us.

Our portfolio is predominately comprised of SNFs. As a result of our focus on SNFs, any changes in governmental rules and regulations, particularly with respect to Medicare and Medicaid reimbursement, or any other changes negatively affecting SNFs, could have an adverse impact on our tenants’ revenues, costs and results of operations, which may affect their ability to meet their obligations to us.

We face increasing competition for the acquisition of healthcare properties, principally SNFs, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

We compete with many other businesses engaged in real estate investment activities for the acquisition of healthcare properties, principally SNFs, including local, regional and national operators and acquirers and developers of healthcare real estate properties. The competition for healthcare real estate properties may significantly increase the price we might pay for SNFs or other healthcare properties we seek to acquire and our competitors may succeed in acquiring those facilities themselves. In addition, SNF operators with whom we attempt to do business may find our competitors to be more attractive because they may have greater resources, may be willing to pay more for the properties or may have a more compatible

Risk factors

operating philosophy. In particular, larger healthcare REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. This competition may result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for SNFs or other healthcare properties, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock may be materially and adversely affected.

We may not be successful in identifying and consummating suitable acquisitions or investment opportunities, which may impede our growth and negatively affect our results of operations.

Our ability to expand through acquisitions is integral to our business strategy and requires us to identify suitable acquisition or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable properties or other assets that meet our acquisition criteria or in consummating acquisitions or investments on satisfactory terms or at all. Failure to identify or consummate acquisitions or investment opportunities, or to integrate successfully any acquired properties without substantial expense, delay or other operational or financial problems, would slow our growth, which could in turn adversely affect our stock price.

Our ability to acquire properties on favorable terms may be constrained by the following significant risks:

➢	competition from other real estate investors with significant capital, including other publicly-traded REITs and institutional investment funds;

➢	competition from other potential acquirers may significantly increase the purchase price for a property we acquire, which could reduce our growth prospects;

➢	unsatisfactory results of our due diligence investigations or failure to meet other customary closing conditions; and

➢	failure to finance an acquisition on favorable terms or at all.

If any of these risks are realized, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock may be materially and adversely affected.

Our systems may not be adequate to support our growth.

We cannot assure you that we will be able to adapt our portfolio management, administrative, accounting and operational systems, or hire and retain sufficient operational staff, to support any growth we may experience. Our failure to successfully oversee our current portfolio of properties or any future acquisitions or developments could have a material adverse effect on our results of operations and financial conditions and our ability to make distributions.

We rely on external sources of capital to fund future capital needs, and if we encounter difficulty in obtaining such capital, we may not be able to make future investments necessary to grow our business or meet maturing commitments.

In order to qualify as a REIT under the Code, we will be required, among other things, to distribute each year to our stockholders at least 90% of our REIT taxable income. Because of this distribution requirement, we may not be able to fund, from cash retained from operations, all of our future capital needs, including capital needs to make investments and to satisfy or refinance maturing commitments. As a result, we expect to rely on external sources of capital, including debt and equity financing. If we are unable to obtain needed capital at all or only on unfavorable terms from these sources, we might not be able to make the investments needed to expand our business, or to meet our obligations and commitments as they mature. Our access to capital will depend upon a number of factors over which

Risk factors

we have little or no control, including general market conditions, the market’s perception of our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. We may not be in position to take advantage of attractive investment opportunities for growth in the event that we are unable to access the capital markets on a timely basis or we are only able to obtain financing on unfavorable terms.

Our ability to raise capital to expand our business through sales of equity will depend, in part, on the market price of our common stock, and our failure to meet market expectations with respect to our business could negatively impact the market price of our common stock and limit our ability to sell equity.

The availability of equity capital to us will depend, in part, on the market price of our common stock which, in turn, will depend upon various market conditions and other factors that may change from time to time including:

➢	the extent of investor interest;

➢	our ability to satisfy the distribution requirements applicable to REITs;

➢	the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

➢	our financial performance and that of our tenants;

➢	the contents of analyst reports about us and the REIT industry;

➢	general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions;

➢	our failure to maintain or increase our dividend, which is dependent, to a large part, on growth of funds from operations which, in turn, depends upon increased revenues from additional investments and rental increases; and

➢	other factors such as governmental regulatory action and changes in REIT tax laws.

The market value of the equity securities of a REIT is generally based upon the market’s perception of the REIT’s current and potential future earnings and cash distributions. Our failure to meet the market’s expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock.

We are subject to risks associated with debt financing, which could negatively impact our business, limit our ability to make distributions to our stockholders and to repay maturing debt.

Financing for future investments and our maturing commitments may be provided by borrowings under our credit facility, private or public offerings of debt, the assumption of secured indebtedness, mortgage financing on a portion of our owned portfolio or through joint ventures. Upon the consummation of this offering, we expect to refinance a portion of our existing indebtedness. We are subject to risks normally associated with debt financing, including the risks that our cash flow will be insufficient to make timely payments of interest, that we will be unable to refinance existing indebtedness and that the terms of refinancing will not be as favorable as the terms of existing indebtedness. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions, our cash flow may not be sufficient in all years to pay distributions to our stockholders and to repay all maturing debt. Furthermore, if prevailing interest rates, changes in our debt ratings or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase, which could reduce our profitability and the amount of dividends we are able to pay. Moreover, additional debt financing increases the amount of our leverage.

Risk factors

Our substantial indebtedness could adversely affect our financial condition.

We have substantial indebtedness and we may increase our indebtedness in the future. Following the anticipated application of the net proceeds of this offering to reduce our debt, we anticipate that we would have had total debt of approximately $      million as of March 31, 2008, based on an initial public offering price of $      per share, the midpoint of the range indicated on the cover of this prospectus. Our level of indebtedness could have important consequences to our stockholders. For example, it could:

➢	limit our ability to satisfy our obligations with respect to holders of our capital stock;

➢	increase our vulnerability to general adverse economic and industry conditions;

➢	limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business;

➢	require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements, or to carry out other aspects of our business;

➢	require us to pledge as collateral substantially all of our assets;

➢	require us to maintain certain debt coverage and financial ratios at specified levels, thereby reducing our financial flexibility;

➢	limit our ability to make material acquisitions or take advantage of business opportunities that may arise;

➢	expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interests;

➢	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

➢	place us at a potential competitive disadvantage compared to our competitors that have less debt.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations and our ability to make distributions to our stockholders.

Upon consummation of this offering and application of the net proceeds of this offering to reduce our debt, we expect to have approximately $      in variable interest rate debt outstanding, based on an assumed initial public offering price of $      per share, the midpoint of the range indicated on the cover of this prospectus. We currently seek to manage our exposure to interest rate volatility by using interest rate swap arrangements that involve risk, including the risk that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that these arrangements may result in higher interest rates than we would otherwise have. Moreover, no hedging activity can completely insulate us from the risks associated with changes in interest rates. Failure to hedge effectively against interest rate changes may materially adversely affect results of operations and our ability to make distributions to our stockholders.

Because real estate investments are relatively illiquid, our ability to promptly sell properties in our portfolio is limited.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. In addition, our properties are special purpose properties that could not be readily converted to general residential, retail or office use. Transfers of operations of SNFs and other healthcare properties are subject to regulatory approvals not required for transfers of other

Risk factors

types of commercial operations and other types of real estate. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. To the extent we are unable to sell any properties for our book value, we may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce our net income.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. We may agree to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These transfer restrictions would impede our ability to sell a property even if we deem it necessary or appropriate. These facts and any others that would impede our ability to respond to adverse changes in the performance of our properties may have a material adverse effect on our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Uninsured losses or losses in excess of our tenants’ insurance coverage could adversely affect our financial position and our cash flow.

Under the terms of our leases, our tenants are required to maintain comprehensive general liability, fire, flood, earthquake, boiler and machinery, nursing home or long-term care professional liability and extended coverage insurance with respect to our properties with policy specifications, limits and deductibles set forth in the leases or other written agreements between us and the tenant. However, our properties may be adversely affected by casualty losses which exceed insurance coverages and reserves. Should an uninsured loss occur, we could lose both our investment in, and anticipated profits and cash flows from, the property. Even if it were practicable to restore the damage caused by a major casualty, the operations of the affected property would likely be suspended for a considerable period of time. In the event of any substantial loss affecting a property, disputes over insurance claims could arise.

Our assets may be subject to impairment charges.

We periodically evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. If we determine that a significant impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset, which could have a material adverse affect on our results of operations and funds from operations in the period in which the write-off occurs. As part of our impairment evaluation at December 31, 2007, we recorded a charge of approximately $3.0 million.

As an owner of real property, we may be exposed to environmental liabilities.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property, such as us, may be liable in certain circumstances for the costs of investigation, removal or remediation of, or related releases of, certain hazardous or toxic substances, including materials containing asbestos, at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances, including government fines and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and liability may be imposed on the owner in connection with the activities of a tenant at the property. The cost of any required investigation, remediation, removal, fines or personal or property damages and the owner’s liability therefore could exceed the value of the property and/or the assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or

Risk factors

remediate such substances, may adversely affect our tenants’ ability to attract additional residents, our ability to sell or rent such property or to borrow using such property as collateral which, in turn, could reduce our revenues.

Although our leases require the tenant to indemnify us for certain environmental liabilities, the scope of such obligations may be limited. For instance, some of our leases do not require the tenant to indemnify us for environmental liabilities arising before the tenant took possession of the premises. Further, we cannot assure you that any such tenant would be able to fulfill its indemnification obligations. If we were to be liable for any such environmental liabilities and were unable to seek recovery against our tenants, our business, financial condition and results of operations could be materially and adversely affected.

We depend upon our key employees and our failure to retain or attract sufficient numbers of qualified personnel could have a material adverse effect on our business.

Our future performance depends to a significant degree upon the continued contributions of our management team. As of March 31, 2008, we had 16 employees and, as a result, the loss of even a small number of our employees may have an adverse effect on our business. Accordingly, our future success depends on our ability to retain, attract, hire and train skilled management and other qualified personnel. Competition for qualified employees is intense, and we compete for qualified employees with companies that may have greater financial resources than we have. Our employment agreements with our executive officers provide that their employment may be terminated by either party at any time. Consequently, we may not be successful in retaining, attracting, hiring, and training the people we need, which would seriously impede our ability to implement our business strategy.

RISKS RELATING TO OUR TENANTS AND THE SKILLED NURSING FACILITY INDUSTRY

Our business is dependent upon our tenants successfully operating their businesses and their failure to do so could have a material adverse effect on our ability to successfully and profitably operate our business.

We depend on our tenants to operate the properties we own in a manner which generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent, maintain certain insurance coverage, pay real estate taxes and maintain the properties in a manner so as not to jeopardize their operating licenses or regulatory status. The ability of our tenants to fulfill their obligations under our leases may depend, in part, upon the overall profitability of their operations, including any other SNFs or other properties or businesses they may acquire or operate. Cash flow generated by certain properties may not be sufficient for a tenant to meet its obligations to us. Our financial position could be weakened and our ability to fulfill our obligations under our indebtedness could be limited if any of our major tenants were unable to meet their obligations to us or failed to renew or extend their relationship with us as their lease terms expire, or if we were unable to lease or re-lease our properties on economically favorable terms. These adverse developments could arise due to a number of factors, including those described in the risk factors below.

Our tenants’ failure to comply with the requirements of governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments may affect their ability to meet their obligations to us.

Our tenants are subject to numerous federal, state and local laws and regulations that are subject to frequent and substantial changes (sometimes applied retroactively) resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing laws. The ultimate timing or effect of any changes in these laws and regulations cannot be predicted. We have no direct control over our tenants’ ability to meet the numerous federal, state and local regulatory requirements.

Risk factors

The failure of any of our tenants to comply with these laws, requirements and regulations may affect their ability to meet their obligations to us. In particular:

➢	Licensing and Certification. Our tenants and facilities are subject to regulatory and licensing requirements of federal, state and local authorities and are periodically surveyed by them to confirm compliance. Failure to obtain licensure or loss or suspension of licensure or certification may prevent a facility from operating or result in a suspension of reimbursement payments until all licensure or certification issues have been resolved and the necessary licenses or certification are obtained or reinstated. Facilities may also be affected by changes in accreditation standards or procedures of accrediting agencies that are recognized by governments in the certification process. State licensing laws require operators of SNFs and other healthcare facilities to comply with extensive standards governing operations. State agencies administering those laws regularly inspect such facilities and investigate complaints. If a tenant does not continue to meet all regulatory requirements, that tenant may lose its ability to provide or bill and receive payment for healthcare services. In such event, revenues from those facilities could be reduced or eliminated for an extended period of time or permanently. Transfers of operations of SNFs and other healthcare facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and real estate.

➢	Certificate of Need. Some states require that SNFs obtain governmental approval, in the form of a certificate of need, or CON, or similar certification, that generally varies by state and is subject to change, prior to the addition or construction of new beds, the addition of services or certain capital expenditures. CON laws in those states that have them generally require an applicant to demonstrate the need for constructing a new facility, expanding an existing facility, changing the ownership or control of an existing licensed facility, or terminating services that have been approved through the CON process. The CON laws and regulations may restrict our ability to add new facilities or expand an existing facility’s size or services. In addition, CON laws may constrain our ability to lease a particular property to a new tenant.

➢	Medicare and Medicaid Certification. A significant portion of the revenues of our tenants that operate SNFs is derived from participation in government-funded reimbursement programs, primarily Medicare and Medicaid, and failure to maintain certification to participate in these programs could result in a loss of funding from such programs. Loss of certification could cause the revenues of our tenants to decline, potentially jeopardizing their ability to meet their obligations to us. Medicare and Medicaid laws also require operators of SNFs to comply with extensive standards governing operations. Federal and state agencies administering those laws regularly inspect such facilities and investigate complaints. From time to time, our tenants are notified of potential penalties, financial or otherwise, relating to facilities operated by them, and such penalties have been imposed from time to time. If they are unable to cure deficiencies which have been identified or which are identified in the future, such sanctions may be imposed and if imposed may adversely affect our tenants’ revenues, which may affect their ability to meet their obligations to us.

➢	Fraud and Abuse Laws and Regulations. There are various highly complex federal and state laws governing a wide array of referrals, financial relationships and arrangements and prohibiting fraud by healthcare providers, including criminal provisions that prohibit financial inducements for referrals, filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments. Governments are devoting increasing attention and resources to anti-fraud initiatives against healthcare providers. The Office of the Inspector General of the U.S. Department of Health and Human Services has announced a number of new and ongoing initiatives for 2008 to study instances of potential Medicare and Medicaid overbilling and/or fraud in SNFs. Violations of these laws subject persons and entities to termination from participation in Medicare, Medicaid and other federally funded healthcare programs. In addition, the federal False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of

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the federal government’s recovery. Because of these incentives, these so-called ”whistleblower” suits have become more frequent. The violation of any of these laws or regulations by a tenant may result in the imposition of treble damages and fines or other penalties, which may affect that tenant’s ability to meet its obligations to us or to continue operating the facility.

➢	Other Laws. Other laws that impact how our tenants conduct their operations include: federal and state laws designed to protect the confidentiality and security of patient health information; state and local licensure laws; laws protecting consumers against deceptive practices; laws generally affecting our tenants’ management of property and equipment and how our tenants generally conduct their operations, such as fire, health and safety, and environmental laws; federal and state laws affecting assisted living facilities mandating quality of services and care, and quality of food service; resident rights (including abuse and neglect laws); and health standards set by the federal Occupational Safety and Health Administration. We cannot predict the effect additional costs to comply with these laws may have on the expenses of our tenants and their ability to meet their obligations to us.

➢	Legislative and Regulatory Developments. Legislative proposals are often introduced or proposed in Congress and in some state legislatures that would effect changes in the healthcare system. Enactment of the Medicare prescription drug benefit and other expansions of coverage could result in financial pressures on the Medicare program that might result in future legislative and regulatory changes that would impact our tenants. In addition, the healthcare industry faces additional costs associated with mandated initiatives to improve quality of care and reduce medical errors throughout the industry and cost-containment initiatives by public and private payors. Furthermore, regulatory proposals and rules are released on an ongoing basis that may have an impact on the healthcare system in general and the skilled nursing and long-term care industries in particular. We cannot predict whether any legislative or regulatory proposals will be adopted or, if adopted, what effect, if any, these proposals would have on our tenants and their ability to meet their obligations to us. In 2007, CMS instituted a Special Focus Facility, or SFF, initiative to stimulate improvement in the quality of care for SNFs with a history of compliance difficulties. Properties are identified based on SNFs that have more problems than other SNFs (about twice the average number of deficiencies), more serious problems than most SNFs and a pattern of problems that has persisted over a long period of time (generally three years). CMS requires that SFFs be visited by survey teams twice as frequently as other nursing homes (about twice per year). Within approximately 24 months after a facility is identified as a SFF, CMS expects one of three outcomes: improvement and graduation from the list; termination from participation in Medicare; or an extension of time to continue showing improvement.

Our tenants depend on reimbursement from government and other third-party payors and reimbursement rates from such payors may be reduced.

The ability of our tenants to generate revenue and profit influences the underlying value of our properties. Revenues of our tenants are generally derived from payments for patient care. Sources of such payments for SNFs include Medicare, state Medicaid programs, private insurance carriers, healthcare service plans, health maintenance organizations, preferred provider arrangements, self-insured employers and the patients themselves. Medicare and Medicaid programs, as well as numerous private insurance and managed care plans, generally require participating providers to accept government-determined reimbursement levels as payment in full for services rendered, without regard to a facility’s charges. Changes in the reimbursement rate or methods of payment from third-party payors, including Medicare and Medicaid, or the implementation of other measures to reduce reimbursements for services provided by our tenants, have in the past and could in the future result in a substantial reduction in our tenants’ revenues. Additionally, revenue realizable under third-party payor agreements

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can change after examination and retroactive adjustment by payors during the claims settlement processes or as a result of post-payment audits. Payors may disallow requests for reimbursement based on determinations that certain costs are not reimbursable or reasonable or because additional documentation is necessary or because certain services were not covered or were not medically necessary. There also continue to be new legislative and regulatory proposals that could impose further limitations on government and private payments to healthcare providers. In some cases, states have enacted or are considering enacting measures designed to reduce their Medicaid expenditures and to make changes to private healthcare insurance. Moreover, healthcare facilities continue to experience pressures from private payors attempting to control healthcare costs, and reimbursement from private payors has in many cases effectively been reduced to levels approaching those of government payors. We cannot assure you that adequate reimbursement levels will continue to be available for the services provided by our tenants. Further limits on the scope of services reimbursed and on reimbursement rates could have a material adverse effect on our tenants’ liquidity, financial condition and results of operations, which could cause the revenues of our tenants to decline and which may affect their ability to meet their obligations to us.

Possible changes in the acuity profile of our tenants’ residents as well as payor mix and payment methodologies may significantly affect the profitability of our tenants.

The sources and amounts of our tenants’ revenues are determined by a number of factors, including licensed bed capacity, occupancy, the acuity profile of residents and the rate of reimbursement. Changes in the acuity profile of the residents as well as payor mix among private pay, Medicare and Medicaid may significantly affect our tenants’ profitability and which may affect their ability to meet their obligations to us.

Our tenants’ labor costs may increase with a potential shortage of qualified personnel.

The market for qualified nurses, healthcare professionals and other key personnel is highly competitive and our tenants may experience difficulties in attracting and retaining qualified personnel. Increases in labor costs due to higher wages and greater benefits required to attract and retain qualified healthcare personnel incurred by our tenants could affect their ability to meet their obligations to us. This situation could be particularly acute in certain states that have enacted legislation establishing or increasing minimum staffing requirements.

Our tenants may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to meet their obligations to us.

Our tenants may be subject to claims that their services have resulted in resident injury or other adverse effects. The insurance coverage maintained by our tenants, whether through commercial insurance or self-insurance, may not cover all claims made against them or continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to our tenants due to state law prohibitions or limitations of availability. As a result, our tenants operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits. From time to time, there may also be increases in government investigations of long-term care providers, particularly in the area of Medicare/Medicaid false claims, as well as increases in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or government investigation, whether currently asserted or arising in the future, could lead to potential termination from government programs, large penalties and fines and otherwise have a material adverse effect on a tenant’s financial condition. If a tenant is unable to obtain or maintain insurance coverage, if judgments are obtained in excess of the insurance coverage, if a tenant is required to pay uninsured punitive damages, or if a tenant is subject to an uninsurable government enforcement action, the tenant could be exposed to

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substantial additional liabilities, which could result in its bankruptcy or insolvency or have a material adverse effect on the tenant’s business and its ability to meet its obligations to us.

Moreover, advocacy groups that monitor the quality of care at healthcare facilities have sued healthcare facility operators and called upon state and federal legislators to enhance their oversight of trends in healthcare facility ownership and quality of care. Patients have also sued healthcare facility operators and have, in certain cases, succeeded in winning very large damage awards for alleged abuses. This litigation and potential litigation in the future has materially increased the costs incurred by our tenants for monitoring and reporting quality of care compliance. In addition, the cost of medical malpractice and liability insurance has increased and may continue to increase so long as the present litigation environment affecting the operations of healthcare facilities continues. Increased costs could limit our tenants’ ability to meet their obligations to us, potentially decreasing our revenue and increasing our collection and litigation costs. To the extent we are required to remove or replace a tenant, our revenue from the affected property could be reduced or eliminated for an extended period of time.

Delays in our tenants’ collection of their accounts receivable could adversely affect their cash flows and financial condition and their ability to meet their obligations to us.

Prompt billing and collection are important factors in the liquidity of our tenants. Billing and collection of accounts receivable are subject to the complex regulations that govern Medicare and Medicaid reimbursement and rules imposed by non-government payors. The inability of our tenants to bill and collect on a timely basis pursuant to these regulations and rules could subject them to payment delays that could negatively impact their cash flows and ultimately their financial condition and their ability to meet their obligations to us.

The bankruptcy, insolvency or financial deterioration of our tenants could delay or prevent our ability to collect unpaid rents or require us to find new tenants.

We receive substantially all of our income as rent payments under leases of our properties. We have no control over the success or failure of our tenants’ businesses and, at any time, any of our tenants may experience a downturn in its business that may weaken its financial condition. As a result, our tenants may fail to make rent payments when due or declare bankruptcy. Any tenant failures to make rent payments when due or tenant bankruptcies could result in the termination of the tenant’s lease and could have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

If tenants are unable to comply with the terms of the leases, we may be forced to modify the leases in ways that are unfavorable to us. Alternatively, the failure of a tenant to perform under a lease could require us to declare a default, repossess the property, find a suitable replacement tenant, operate the property or sell the property. There is no assurance that we would be able to lease a property on substantially equivalent or better terms than the prior lease, or at all, find another tenant, successfully reposition the property for other uses or sell the property on terms that are favorable to us.

If any lease expires or is terminated, we could be responsible for all of the operating expenses for that property until it is re-leased or sold. If we experience a significant number of un-leased properties, our operating expenses could increase significantly. Any significant increase in our operating costs may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Any bankruptcy filing by or relating to one of our tenants could bar all efforts by us to collect pre-bankruptcy debts from that tenant or seize its property. A tenant bankruptcy could also delay our efforts to collect past due balances under the leases and could ultimately preclude collection of all or a portion of these sums. It is possible that we may recover substantially less than the full value of any unsecured claims we hold, if any, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the

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trading price of our common stock. Furthermore, dealing with a tenant’s bankruptcy or other default may divert management’s attention and cause us to incur substantial legal and other costs.

If one or more of our tenants files for bankruptcy relief, the Bankruptcy Code provides that a debtor has the option to assume or reject the unexpired lease within a certain period of time. However, our leases with tenants that lease more than one of our properties are generally made pursuant to a single master lease covering all of that tenant’s properties leased from us, or are cross-defaulted with other leases, and consequently, it is possible that in bankruptcy the debtor-tenant may be required to assume or reject the master lease or cross-defaulted leases as a whole, rather than making the decision on a property-by-property basis, thereby preventing the debtor-tenant from assuming the better performing properties and terminating the master lease or cross-defaulted leases with respect to the poorer performing properties. The Bankruptcy Code generally requires that a debtor must assume or reject a contract in its entirety. Thus, a debtor cannot choose to keep the beneficial provisions of a contract while rejecting the burdensome ones; the contract must be assumed or rejected as a whole. However, where under applicable law a contract (even though it is contained in a single document) is determined to be divisible or severable into different agreements, or similarly, where a collection of documents is determined to constitute separate agreements instead of a single, integrated contract, then in those circumstances a debtor/trustee may be allowed to assume some of the divisible or separate agreements while rejecting the others.

Increased competition may affect the ability of our tenants to meet their obligations to us.

The healthcare industry is highly competitive. Our tenants are competing with numerous other companies providing similar healthcare services or alternatives such as long-term acute care hospitals, in-patient rehabilitation facilities, home health agencies, hospices, life care at home, community-based service programs, retirement communities and convalescent centers. We cannot be certain that our tenants will be able to achieve performance levels that will enable them to meet their obligations to us.

RISKS RELATING TO OUR ORGANIZATION AND STRUCTURE

After the consummation of this offering, our primary assets will be our general partner interest in our operating partnership and OP Units in our operating partnership and, as a result, we will depend on distributions from our operating partnership to pay dividends and expenses.

After the consummation of this offering, we will be a holding company and will have no material assets other than our general partner interest and OP Units in our operating partnership. We intend to cause our operating partnership to make distributions to limited partners, including us, in an amount sufficient to allow us to qualify as a REIT for federal income tax purposes and to pay all our expenses. To the extent we need funds and our operating partnership is restricted from making distributions under applicable law or otherwise, or if our operating partnership is otherwise unable to provide such funds, the failure to make such distributions could materially adversely affect our liquidity and financial condition.

Members of our management and board of directors will be unitholders of our operating partnership, and their interests may differ from those of our public stockholders.

After the consummation of this offering, members of our management and board of directors will also be holders of OP Units of our operating partnership. Those unitholders may have conflicting interests with holders of our common stock. For example, holders of OP Units may have different tax positions

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from us or holders of our common stock, which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness and how to structure future transactions.

Upon the consummation of this offering and the Recapitalization Transactions, Mr. Karkomi, our Chairman Emeritus, and Mr. Bernfield, our Chairman, Chief Executive Officer and President, and certain of their respective affiliates, family members and estates and trusts will own shares of common stock and OP Units representing     % and     %, respectively, of our outstanding common stock on a fully-diluted basis and will have the ability to exercise significant influence over our company and any matter presented to our stockholders.

Upon the consummation of this offering and the Recapitalization Transactions, Mr. Karkomi, our Chairman Emeritus, and Mr. Bernfield, our Chairman, Chief Executive Officer and President, and certain of their respective affiliates, family members and estates and trusts will own shares of common stock and OP Units representing     % and     %, respectively, of our outstanding common stock on a fully-diluted basis. Consequently, each of them individually or, to the extent their interests are aligned, collectively may be able to influence the outcome of matters submitted for stockholder action, including the election of our board of directors and approval of significant corporate transactions, including business combinations, consolidations and mergers and the determination of our day-to-day corporate and management policies. Therefore, each of them will have substantial influence over us and could exercise influence in a manner that is not in the best interests of our other stockholders. This concentration of ownership might also have the effect of delaying or preventing a change of control that our stockholders may view as beneficial.

We have never operated as a REIT or as a public company and therefore may have difficulty in successfully and profitably operating our business in compliance with the regulatory requirements applicable to REITs and to public companies.

Prior to this offering, we have not operated as a REIT or complied with the numerous technical restrictions and limitations set forth in the Code, as applicable to REITs. We also have no experience operating as a public company, or complying with regulatory requirements applicable to public companies, including the Sarbanes-Oxley Act of 2002. As a result, we cannot assure you that we will be able to successfully operate as a REIT, execute our business strategies as a public company, or comply with regulatory requirements applicable to REITs or public companies, and you should be especially cautious in drawing conclusions about the ability of our management team to operate our business.

We are subject to significant anti-takeover provisions.

Our charter and bylaws contain various procedural and other requirements which could make it difficult for stockholders to effect certain corporate actions. Upon the consummation of this offering, our board of directors will be divided into three classes and the members of our board of directors will be elected for terms that are staggered. Our board of directors also has the power to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock, to issue additional shares of common stock or preferred stock and to fix the terms of one or more classes or series of stock without stockholder approval. These provisions, along with the ownership limit and certain provisions of Maryland law described below, could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of us, which could adversely affect the market price of our securities. See “Certain provisions of Maryland law and of our charter and bylaws.”

Our charter restricts the ownership and transfer of our outstanding stock.

In order for us to qualify as a REIT, no more than 50% of the value of outstanding shares of our stock may be owned, actually or constructively, by five or fewer individuals at any time during the last half of

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each taxable year. Subject to some exceptions, our charter prohibits any stockholder from owning actually or constructively more than 8.3% (by value or number of shares, whichever is more restrictive) of our outstanding common stock or of our outstanding stock of all classes and series. Our charter’s constructive ownership rules are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 8.3% of our outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of 8.3% of our outstanding stock, and thus be subject to our charter’s ownership limit. Our charter also prohibits any person from owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. Any attempt to own or transfer shares of our common stock in violation of these restrictions may result in the shares being automatically transferred to a charitable trust or may be void.

Certain provisions of Maryland law may limit the ability of a third party to acquire control of our company.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Subject to certain limitations, provisions of the MGCL prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our stock or an affiliate or associate of us who beneficially owned 10% or more of the voting power of our stock during the previous two years) or an affiliate of the interested stockholder for five years after the most recent date on which the stockholder became an interested stockholder. After the five year period, business combinations between us and an interested stockholder or an affiliate of the interested stockholder must generally either provide a minimum price to our stockholders or be approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of our outstanding stock and at least two-third of the votes entitled to be cast by stockholders other than the interested stockholder and its affiliates and associates.

These provisions of the MGCL relating to business combinations do not apply, however, to business combinations that are approved or exempted by our board of directors prior to the time that the interested stockholder becomes an interested stockholder. As permitted by the statute, our board of directors has by resolution exempted Mr. Karkomi, his affiliates and associates and all persons acting in concert with the foregoing, and Mr. Bernfield, his affiliates and associates and all persons acting in concert with the foregoing, from the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and these persons. As a result, these persons may be able to enter into business combinations with us that may not be in the best interests of our stockholders without compliance by our company with the supermajority vote requirements and the other provisions of the statute.

The MGCL also provides that control shares (which are shares of our stock which, when aggregated with other shares that the acquiror owns or is entitled to direct the exercise of voting power (other than solely by virtue of a revocable proxy), entitle the stockholder to exercise at least 10% but less than 33%, at least 33% but less than 50% or at least 50% of the voting power in the election of directors) generally have no voting rights except to the extent approved by stockholders (other than the holder of the control shares, our officers and our directors who are also our employees) entitled to cast at least two-thirds of the votes entitled to be cast on the matter. As permitted by Maryland law, our bylaws contain a provision exempting from the provisions of the MGCL relating to control share acquisitions any and all acquisitions by any person of our common stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

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Additionally, Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to elect to be subject to certain provisions relating to corporate governance that may have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium to the market price of our common stock or otherwise be in our stockholders’ best interests.

Upon the consummation of this offering, we will already be subject to all of these provisions, either by provisions of our charter and bylaws unrelated to Subtitle 8 or by reason of an election in our charter to be subject to certain provisions of Subtitle 8.

We may change our investment strategies and policies without stockholder approval.

Our board of directors, without the approval of our stockholders, may alter our investment strategies and policies if it determines that a change is in our best interests. The methods of implementing our investment strategies and policies may vary as new investments and financing techniques are developed.

We have identified material weaknesses in our internal controls and if we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price.

Commencing in fiscal 2009, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to begin reporting in 2010 on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We have commenced developing internal audit functions, but we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We may experience deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. For instance, in connection with the financial statement audits of our predecessor partnership for the years ended December 31, 2007 and for the years ended December 31, 2006 and 2005, our independent registered public accounting firm informed us that they had identified material weaknesses in our internal controls as defined by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which our internal controls do not reduce to a low level the risk that misstatements caused by error or fraud in amounts that are material to our audited financial statements may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The material weaknesses reported by our independent registered public accounting firm for these periods related to the design of the controls surrounding our financial statement closing process and our lack of adequate resources and detailed supervisory review to prepare and oversee annual closing procedures of our records and/or the required reconciliation preparation on a timely basis.

We have been and will continue to be involved in a substantial effort to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. During 2008, we took measures to improve the effectiveness of our internal controls by strengthening our internal staffing and technical expertise in financial accounting and SEC reporting, implementing executive-level review of financial statements and complex transactions, enhancing and segregating duties within our accounting and finance department and upgrading our accounting software systems. We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify. However, the existence of a material weakness is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period, and the process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system

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of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot be certain that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify additional material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report a material weakness, it may affect the reliability of our internal control over financial reporting, which could adversely affect the market price of our stock and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

RISKS RELATING TO OUR TAX STATUS AND OTHER TAX RELATED MATTERS

Our failure to qualify or remain qualified as a REIT would have significant adverse consequences to us and the value of our common stock.

We intend to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes under the Code. We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. If we fail to qualify or lose our qualification as a REIT, we will face serious tax consequences that would substantially reduce the funds available for distribution to our stockholders for each of the years involved because:

➢	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and we would be subject to U.S. federal income tax at regular corporate rates;

➢	we also could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes; and

➢	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following a year during which we were disqualified.

In addition, if we lose our qualification as a REIT, we will not be required to make distributions to stockholders, and all distributions to our stockholders will be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits. This means that our U.S. individual stockholders would be taxed on our dividends at a maximum U.S. federal income tax rate of 15% (through 2010), and our corporate stockholders generally would be entitled to the dividends received deduction with respect to such dividends, subject, in each case, to applicable limitations under the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions and regulations promulgated thereunder for which there are only limited judicial and administrative interpretations. Even a technical or inadvertent violation could jeopardize our ability to qualify as a REIT. The complexity of these provisions and of the applicable U.S. Treasury Department regulations, or Treasury Regulations, that have been promulgated under the Code is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of our assets, sources of our gross income and stockholder ownership. Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding capital gains.

As a result of these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

Risk factors

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. Any of these taxes would decrease cash available for the payment of our debt obligations.

To maintain our REIT qualification, we may be forced to borrow funds during unfavorable market conditions.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our net taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to qualify as a REIT and avoid the payment of income and excise taxes, we may need to borrow funds on a short-term basis, or possibly on a long-term basis, to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, a difference in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves or required debt amortization payments.

Dividends payable by REITs generally do not qualify for reduced tax rates.

The maximum tax rate for dividends payable by domestic corporations to individual U.S. stockholders (as such term is defined under “U.S. Federal Income Tax Considerations” below), is 15% (through the end of 2010). Dividends payable by REITs, however, are generally not eligible for the reduced rates. The more favorable rates applicable to regular corporate dividends could cause stockholders who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

In addition, the relative attractiveness of real estate in general may be adversely affected by the favorable tax treatment given to corporate dividends, which could negatively affect the value of our properties.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities.

To qualify as a REIT for U.S. federal income tax purposes, we continually must satisfy tests concerning, among other things, the sources of our income, the type and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income, asset-diversification or distribution requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 95% gross income test, but would generally constitute non-qualifying income for purposes of the 75% gross income test, if certain requirements are met. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result, we might have to limit our use of advantageous hedging techniques or implement those hedges through a taxable REIT subsidiary,

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or TRS. This could increase the cost of our hedging activities because a domestic TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT.

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in our common stock. The U.S. federal income tax rules that affect REITs constantly are under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. Revisions in U.S. federal tax laws and interpretations thereof could cause us to change our investments and commitments, which could also affect the tax considerations of an investment in our common stock.

RISKS RELATING TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

If you purchase shares of common stock in this offering, you will experience immediate and significant dilution in the net tangible book value per share of our common stock.

We expect the initial public offering price of our common stock to be substantially higher than the book value per share of our outstanding common stock immediately after this offering. If you purchase our common stock in this offering, you will incur immediate dilution of approximately $      in the book value per share of common stock from the price you pay for our common stock in this offering, based on an assumed initial public offering price of $      per share, the midpoint of the range indicated on the cover of this prospectus. See “Dilution” for further discussion of how your ownership interest in us will be immediately diluted.

There is currently no public market for our common stock and an active trading market for our common stock may never develop following this offering.

Prior to this offering, there has been no public market for our common stock. We intend to list all of our shares of common stock on the NYSE under the symbol “AVI”. However, an active trading market for our common stock may never develop or be sustained. If an active trading market does not develop, you may have difficulty selling any shares that you buy.

The market price of our common stock may be volatile, which could cause the value of your investment to fluctuate and possibly decline significantly.

Even if an active trading market develops for our common stock after this offering, the market price of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common stock. Some of the factors that could negatively affect our share price or result in fluctuations in the price of our stock include:

➢	actual or anticipated variations in our quarterly operating results;

➢	changes in our funds from operations or earnings estimates;

➢	increases in market interest rates may lead purchasers of our shares to demand a higher yield;

➢	changes in market valuations of similar companies;

➢	adverse market reaction to any increased indebtedness we incur in the future;

➢	additions or departures of key personnel;

➢	actions by stockholders;

Risk factors

➢	speculation in the press or investment community;

➢	general market, economic and political conditions;

➢	our operating performance and the performance of other similar companies;

➢	changes in accounting principles; and

➢	passage of legislation or other regulatory developments that adversely affect us or our industry.

Market interest rates may have an effect on the value of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution or interest rate on our common stock or seek securities paying higher dividends or interest. The market price of our common stock likely will be based primarily on the earnings that we derive from rental income with respect to our properties and our related distributions to stockholders, and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common stock. For instance, if interest rates rise, it is likely that the market price of our common stock will decrease because potential investors may require a higher dividend yield on our common stock as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and make distributions to stockholders.

Future sales of shares of our common stock may depress the price of our shares.

We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will decrease the market price per share of our common stock. Any sales of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, may cause the market price of our shares to decline. Upon the consummation of this offering and the Recapitalization Transactions, all shares of common stock sold in this offering will be freely tradable without restriction (other than the ownership limit and the other restrictions on ownership and transfer of our stock as set forth in our charter), unless the shares are owned by one of our affiliates or subject to the lock-up agreements described below. See “Shares Eligible for Future Sale.”

We, each of our directors and executive officers, and certain of our existing security holders that will hold           shares immediately following this offering have agreed, with limited exceptions, that we and they will not, without the prior written consent of UBS Securities LLC and Banc of America Securities LLC on behalf of the underwriters, during the period ending 180 days after the date of this prospectus (subject to extension under certain circumstances), among other things, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock or file a registration statement with the SEC relating to the offering of any shares of our common stock.

Subsequent to consummation of this offering, we intend to file a registration statement on Form S-8 to register all shares of common stock reserved for issuance under our 2008 long-term stock incentive plan, and once we register these shares they can be freely sold in the public market after issuance. Certain of our existing stockholders are party to registration rights agreements with us. Pursuant to those agreements, and after the lock-up agreements pertaining to this offering expire, these stockholders will have the right to demand that we register under the Securities Act for resale all or a portion of the approximately           shares of our common stock or OP Units, which would be exchanged for shares of common stock held by the stockholders who are parties to those agreements. Registration of the sale of these shares of our common stock would facilitate their sale into the public market. If any or all of these holders cause a large number of their shares to be sold in the public market, such sales could reduce the trading price of our common stock and could impede our ability to raise future capital.

Risk factors

The exercise of any options or the vesting of any restricted stock granted to our directors, executive officers and other employees under our 2008 long-term stock incentive plan, the issuance of our common stock in connection with facility, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock. The existence of options and shares of our common stock reserved for issuance as restricted stock or upon exercise of options may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of shares of our common stock by us may be dilutive to existing stockholders.

Our cash available for distributions may not be sufficient to make distributions at expected levels.

Our estimated initial annual distributions represent     % of our estimated initial cash available for distributions for the twelve months ending March 31, 2009 as calculated in “Distribution Policy.” We may be unable to pay our estimated initial annual distributions to stockholders out of cash available for distributions as calculated in “Distribution Policy.” If sufficient cash is not available for distributions from our operations, we may have to fund distributions from working capital or to borrow to provide funds for such distributions, or to reduce the amount of such distributions. In the event the underwriters’ over-allotment option is exercised, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further adversely affected.

Special note regarding forward-looking statements

This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events, performance and underlying assumptions and other statements that are not historical facts. You can identify forward-looking statements by their use of forward-looking words, such as “may,” “will,” “anticipates,” “expect,” “believe,” “intend,” “plan,” “should,” “seek” or comparable terms, or the negative use of those words, but the absence of these words does not necessarily mean that a statement is not forward-looking.

These forward-looking statements are made based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus. These factors include, among others:

➢	uncertainties relating to the operations of our tenants, including those relating to reimbursement by government and other third-party payors, compliance with regulatory requirements and occupancy levels;

➢	regulatory, reimbursement and other changes in the healthcare industry;

➢	the performance and reputation of our tenants;

➢	competition in the financing of healthcare facilities;

➢	our ability to oversee our portfolio;

➢	our ability to re-lease or sell any of our properties;

➢	our ability to successfully engage in strategic acquisitions and investments;

➢	the effect of economic and market conditions generally and, particularly, in the healthcare industry;

➢	the availability and cost of capital;

➢	changes in interest rates;

➢	the amount and yield of any additional investments;

➢	changes in tax laws and regulations affecting REITs; and

➢	our ability to maintain our status as a REIT.

Except as required by law, we do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus or to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

Our structure

Following the consummation of this offering, we will conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our properties are owned by our operating partnership, Aviv Healthcare Properties Operating Limited Partnership, and direct and indirect subsidiaries of our operating partnership. A wholly owned subsidiary of ours will be the sole general partner of the operating partnership. Our wholly owned subsidiary and the limited partners of our predecessor partnership (including our directors and executive officers) will initially own all of the limited partnership units of our operating partnership, which we refer to as “OP Units.” In the future, we may issue OP Units to third parties from time to time in connection with acquisitions or other transactions.

The following chart reflects an overview of our organizational structure immediately following consummation of the Recapitalization Transactions and this offering:

Our structure

RECAPITALIZATION TRANSACTIONS

Immediately prior to the consummation of this offering, we will effect certain transactions, which we refer to as the “Recapitalization Transactions,” which will simplify the capital structure of our operating partnership. Prior to this offering, the capital structure of our predecessor partnership, Aviv Healthcare Properties Limited Partnership, consisted of six classes of partnership units, each of which had different capital accounts and each of which was entitled to different distributions.

Pursuant to the Recapitalization Transactions, certain classes of our predecessor partnership will be exchanged for an aggregate of           OP Units. Certain other units of our predecessor partnership held by entities controlled by Messrs. Karkomi and Bernfield will be redeemed with some of the proceeds of this offering by payment to those entities of an aggregate amount equal to $     . As a result, pursuant to the Recapitalization Transactions, prior to the consummation of this offering, our operating partnership, Aviv Healthcare Properties Operating Limited Partnership, will have a single class of OP Units. Following the Recapitalization Transactions, the OP Units held by limited partners of our operating partnership will be redeemable for cash, subject to our election to acquire the OP Units in exchange for shares of our common stock, on a one-for-one basis, as described under “Description of the Partnership Agreement of Our Operating Partnership.”

We will contribute $      of the net proceeds of this offering to our operating partnership in exchange for           OP Units (          OP Units if the underwriters exercise their over-allotment option in full). The remaining OP Units of our operating partnership will be held by the existing holders of partnership interests in our predecessor partnership, including our directors and executive officers. The selling stockholders identified in this prospectus will exchange          of the OP Units received by them pursuant to the Recapitalization Transactions for           shares of our common stock, which they are offering as part of this offering.

As a result of the Recapitalization Transactions and upon the consummation of this offering, we will be a holding company and our primary assets will be our general partnership interest and OP Units in our operating partnership (in each case, through one of our subsidiaries) constituting approximately     % of the issued and outstanding OP Units of our operating partnership as of the consummation of this offering (approximately     % if the underwriters exercise their over-allotment option in full).

Use of proceeds

We estimate that the net proceeds to us from the sale by us of          shares of common stock will be approximately $      million, or $      million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $      per share, which is the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses of approximately $      payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to contribute the net proceeds to us from this offering to our operating partnership in exchange for OP Units of our operating partnership. Our operating partnership intends to use those net proceeds to (i) redeem approximately $      of existing units of our operating partnership held by Zev Karkomi, our Chairman Emeritus, and related parties and Craig Bernfield, our Chairman, Chief Executive Officer and President, and related parties and (ii) repay $      of outstanding borrowings under our existing credit facilities in connection with the refinancing of all or a portion of our existing credit facilities.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Pending any ultimate use of any portion of the proceeds from this offering, our operating partnership intends to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments such as U.S. government securities and municipal bonds.

(in millions)

Sources of funds
Proceeds from common stock offered hereby(1)	$

Total	$

Uses of funds
Repayment of existing indebtedness(2)	$
Redemption of existing units of operating partnership
Fees and expenses(3)

Total	$

(1)	Assumes no exercise of the underwriters’ over-allotment option.

(2)	Repayment of existing indebtedness is expected to include:

➢	repayment of $ million under our existing credit facilities; as of March 31, 2008, the outstanding balance under our existing credit facilities was $331.4 million at an interest rate of LIBOR plus 2.50% with a maturity date of September 2011;

➢	repayment of $ million under an unsecured promissory note to be used for additional investments in our properties; as of March 31, 2008, the outstanding balance under the promissory note was $4.0 million at an interest rate of LIBOR plus 2.25% with a maturity date of January 2009;

➢	repayment of $ million under a secured promissory note relating to a construction loan; as of March 31, 2008, the outstanding balance under the promissory note was $5.9 million at an interest rate equal to the prime rate with a maturity date of March 2010; and

➢	repayment of $ million under an unsecured promissory note with LaSalle Bank National Association; as of March 31, 2008, the outstanding balance under the promissory note was $14.6 million at an interest rate of 5.25% with a maturity date of December 2010.

(3)	Includes anticipated underwriting discounts and commissions and other expenses related to this offering.

Distribution policy

We intend to make regular quarterly distributions to holders of our common stock. We intend to pay a pro rata initial distribution with respect to the period commencing on the consummation of this offering and ending           , based on a distribution of $      per share for a full quarter. On an annualized basis, this would be $      per share, or an annual distribution rate of approximately     % based on an assumed initial public offering price of $      per share, the midpoint of the range indicated on the cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the twelve months ending March 31, 2009. If the underwriters exercise their over-allotment option in full, and we maintain our expected distribution per share, our total distribution would increase by $      and our distribution ratio would increase to  %. We have estimated our cash available for distribution to our common stockholders for the 12 months ending March 31, 2009 based on adjustments to our pro forma as adjusted net income available to common stockholders before allocation to minority interest for the 12 months ended March 31, 2008 (giving effect to this offering and the Recapitalization Transactions), as described below. This estimate was based upon the historical operating results of the properties and the Recapitalization Transactions and does not take into account any additional investments and their associated cash flows, unanticipated expenditures we may have to make or any debt we may incur. In estimating our cash available for distribution to holders of our common stock, we have made certain assumptions as reflected in the table and footnotes below. Unless our operating cash flow increases, we expect that we will be required to either fund future distributions from borrowings under our credit facilities or to reduce such distributions. If we use working capital or borrowings under our credit facilities to fund these distributions, this will reduce the cash we have available to fund our acquisition and development activities and other growth initiatives.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. Our estimate also does not reflect the amount of cash estimated to be used for investing activities. It also does not reflect the amount of cash estimated to be used for financing activities, other than scheduled amortization of our debt upon consummation of this offering and the Recapitalization Transactions. Our estimate includes the reduction in interest expense from the repayment of debt that will be funded with offering proceeds. Although we have included all material investing and financing activities that we have commitments to undertake as of March 31, 2008, during the twelve months ending March 31, 2009, we may undertake additional investing and/or financing activities. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

We intend to maintain our initial distribution rate for the twelve-month period following consummation of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Distributions made by us will be authorized by our board of directors out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution; however, no assurance can

Distribution policy

be given that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions.

We anticipate that, at least initially, our distributions will exceed our then current and accumulated earnings and profits as determined for U.S. federal income tax purposes due to non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Therefore, a portion of our distributions may represent a return of capital for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but rather will reduce the stockholder’s adjusted basis of his or her common stock. Therefore, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “U.S. Federal Income Tax Considerations.”

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its net taxable income, excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income including net capital gains. For more information, please see “U.S. Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements and we may need to borrow funds to make those distributions.

We cannot assure you that our estimated distributions will be made or sustained. Any distributions we pay in the future will depend upon our actual results of operations, economic conditions and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.” If our properties do not generate sufficient cash flow to allow cash to be distributed by us, we may be required to fund distributions from working capital, or borrowings under our credit facilities or reduce such distributions. We do not expect our credit facilities to contain provisions that restrict the use of the facilities to fund distributions.

Distribution policy

The following table describes our pro forma as adjusted net income before minority interests for the twelve months ended March 31, 2008, and the adjustments we have made in order to estimate our initial cash available for distribution for the twelve months ending March 31, 2009. The table reflects our consolidated information, including the limited partners’ interest in our operating partnership. Each unit in our operating partnership may be exchanged for cash or, at our option, one share of our common stock.

(dollars in thousands, except per share data)

Pro forma as adjusted net income before minority interests for the year ended December 31, 2007	$
Less: Pro forma as adjusted net income before minority interests for the three months ended March 31, 2007
Less: Gain (loss) in fair value of derivatives for the three months ended March 31, 2007(1)
Add: Pro forma as adjusted net income before minority interests for the three months ended March 31, 2008
Add: Gain (loss) in fair value of derivatives for the three months ended March 31, 2008(1)

Pro forma as adjusted net income before minority interests for the 12 months ended March 31, 2008	$

Add: Pro forma real estate depreciation and amortization(2)
Add: Amortization of deferred financing costs(3)
Add: Non-cash compensation expense(4)
Add: Change in fair value of derivatives(1)
Add: Net increases in contractual rent income(5)
Less: Net decreases in contractual rent income due to lease expirations(6)
Less: Net effect of straight-line rents and acquired in-place lease intangibles(7)

Estimated cash flows from operating activities for the 12 months ending March 31, 2009	$

Estimated cash flows from investing activities for the 12 months ending March 31, 2009	$

Estimated cash flows from financing activities for the 12 months ending March 31, 2009(8)	$

Estimated cash available for distribution for the 12 months ending March 31, 2009	$

Estimated annual distribution for the 12 months ending March 31, 2009 (including distributions to minority interests)
Distribution excess (shortfall)(9)
Estimated distribution per share/ OP unit for the 12 months ending March 31, 2008(10)
Distribution ratio based on estimated cash available for distribution to our holders of common stock/OP units(11)

(1)	The change in the fair value of our derivative instruments is recorded as a non-cash income or expense item in our statement of operations.

(2)	Pro forma as adjusted real estate depreciation and amortization for the 12 months ended December 31, 2007	$
Less: Pro forma as adjusted real estate depreciation and amortization for the three months ended March 31, 2007
Add: Pro forma as adjusted real estate depreciation and amortization for the three months ended March 31, 2008

$

(3)	Pro forma as adjusted amortization of financing costs for the 12 months ended March 31, 2008.

(4)	Pro forma as adjusted compensation expense related to certain option awards.

(5)	Represents the net increases in contractual rental income from existing leases and from new leases and renewals that were not in effect for the entire 12-month period ended March 31, 2008 or that

Distribution policy

will take effect during the 12-month period ending March 31, 2009 based upon leases entered into subsequent to March 31, 2008. Annual contractual rents typically increase 2-3% per annum.

(6)	Assumes a % lease renewal rate with respect to leases expiring after March 31, 2008 and prior to April 1, 2009, based on our % average lease renewal rate for the three years ended December 31, 2007.

(7)	Represents the conversion of estimated rental revenues for the 12 months ending March 31, 2008 from a straight-line accrual basis, which includes amortization of lease intangibles, to a cash basis of recognition. The adjustment has been computed as follows (amounts in thousands):

Pro forma as adjusted straight-line rent adjustment for the 12 months ended March 31, 2008	$
Less: Amortization of lease intangibles

$

(8)	Represents scheduled principal amortization of our debt and the Recapitalization Transactions for the 12 months ending March 31, 2009.

(9)	Unless our operating cash flow increases, we expect that we will be required to fund future distributions from borrowings under our credit facilities or to reduce such distributions.

(10)	Based on a total of shares of our common stock to be outstanding upon closing of the offering, on a fully diluted basis, consisting of shares to be sold in the offering, assuming no exercise of the underwriters’ over-allotment option, and OP units. If the underwriters’ over-allotment option is exercised in full, our initial annual distribution would increase by $ million and our distribution ratio would increase to %. We do not intend to use the proceeds from the over-allotment option to fund distributions, but to the extent we use these proceeds to fund distributions, these payments will be treated as a return of capital to our stockholders.

(11)	Calculated as estimated annual distribution per share/OP Unit divided by our cash available for distribution per share/OP Unit for the 12 months ending March 31, 2009.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2008:

➢	on an actual basis for our predecessor partnership;

➢	on a pro forma basis to give effect to the Recapitalization Transactions, the consolidation of AAM and the repayment of certain loans by entities controlled by Messrs. Karkomi and Bernfield; and

➢	on a pro forma as adjusted basis to give effect to the transactions described in the previous bullet, the sale by us pursuant to this offering of shares of common stock at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus and the application of the net proceeds from this offering as described in “Use of Proceeds.”

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in connection with “Use of Proceeds,” “Selected Financial Information,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the more detailed information contained in our historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2008
			Pro forma
	Actual	Pro forma	as adjusted

	(dollars in thousands)

Cash and cash equivalents	$8,856	$40,857	$
Total debt	385,246	385,246
Minority interests	1,478	117,631
Class E preferred units	32,390	—
Class F preferred units	—	51,500

Partners’ equity	83,763	—
Common stock	—	1
Additional paid-in-capital	—	—

Total equity	83,763	1

Total capitalization	$502,877	$554,378	$

Dilution

If you invest in our common stock in this offering, you will experience dilution to the extent of the difference between the initial public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our pro forma net tangible book value as of March 31, 2008 was approximately $116.5 million, or approximately $      per share, after giving effect to the Recapitalization Transactions. We calculate pro forma net tangible book value per share by dividing our predecessor partnership’s net tangible book value, which is equal to our predecessor partnership’s total assets less intangible assets (including goodwill, unamortized debt issuance costs and deferred offering costs) and total liabilities (excluding minority interest), by the number of shares that would have been outstanding as of March 31, 2008, after giving effect to the Recapitalization Transactions.

After giving effect to the sale by us of           shares of common stock in this offering and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value would have been approximately $      million, or approximately $      per share of common stock, as of March 31, 2008, based on an initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus. This represents an immediate increase in pro forma net tangible book value per share of approximately $      to existing shareholders and an immediate dilution in pro forma net tangible book value of approximately $      per share to new public investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at March 31, 2008	$
Increase in net tangible book value per share attributable to this offering

Pro forma net tangible book value per share after this offering

Dilution per share to new common stockholders		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share of common stock would increase (decrease) our pro forma net tangible book value by $      million, our pro forma net tangible book value per share after this offering by $      per share, and the dilution to new investors in this offering by $      per share, assuming the number of shares of common stock offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table summarizes, on the same pro forma basis as of March 31, 2008, the differences between the existing equity holders and the new common stockholders in this offering with respect to the number of shares purchased from us, the total consideration paid, and the average price per share paid before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares purchased			Total consideration			Average price
	Number	Percentage		Amount	Percentage		per share

Existing equity holders			%	$		%	$
New investors							$

Total		100.0%		$	100.0%

Dilution

If the underwriters’ option to purchase additional common stock to cover any over-allotment is exercised in full, the pro forma net tangible book value per share as of March 31, 2008 would be approximately $      per share and the dilution in pro forma net tangible book value per share to new common stockholders would be $      per share. Furthermore, the percentage of our shares held by existing equity owners would decrease to approximately     % and the percentage of our common stock held by new common stockholders would increase to approximately     %.

Selected financial data

You should read the following selected historical consolidated data in connection with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

The selected historical consolidated financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 have been derived from the audited historical consolidated financial statements of our predecessor partnership, Aviv Healthcare Properties Limited Partnership, appearing elsewhere in this prospectus. The selected historical consolidated balance sheet as of December 31, 2005 has been derived from the audited historical consolidated financial statements of our predecessor partnership, Aviv Healthcare Properties Limited Partnership, which is not included in this prospectus. The selected historical financial data as of December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from the unaudited financial statements of Massachusetts Nursing Homes Limited Partnership (“Massachusetts”), which are not included in this prospectus. Massachusetts was deemed to be the accounting acquiror in connection with the formation and recapitalization of our predecessor partnership in 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Predecessor Partnership.” The selected historical consolidated financial data as of March 31, 2008 and for the quarters ended March 31, 2008 and 2007 have been derived from the unaudited historical consolidated financial statements of our predecessor partnership appearing elsewhere in this prospectus. The unaudited historical financial statements include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial condition and results of operations as of such dates and for such periods under accounting principles generally accepted in the United States. The historical results are not necessarily indicative of the results to be expected in the future.

Selected financial data

	Year ended December 31,					Three months ended March 31,
Operating Information	2003	2004	2005	2006	2007	2007	2008

	(in thousands)

Revenues
Rental income	$2,633	$2,651	$26,086	$42,658	$67,713	$15,656	$17,810
Tenant recoveries	387	408	1,909	2,690	4,273	1,020	1,318
Interest on loans to tenants	—	—	7	330	370	90	96

Total revenues	3,020	3,059	28,002	45,678	72,356	16,766	19,224
Operating expenses
Rent and other operating expenses	—	—	658	553	450	82	112
General and administrative	102	190	3,400	6,261	8,092	1,865	2,891
Real estate taxes	387	408	1,869	2,664	4,306	1,041	1,318
Change in fair value of derivatives	—	—	(2,058)	(262)	6,946	877	6,460
Compensation expense, issuance of Class C Units profit interest	—	—	13,525	—	—	—	—
Depreciation	264	264	4,817	8,158	12,934	3,025	3,464
Loss on impairment of assets	—	—	—	—	2,987	—	—
Other	—	—	261	305	272	70	52

Total expenses	753	862	22,472	17,679	35,987	6,960	14,297

Operating income	2,267	2,197	5,530	27,999	36,369	9,806	4,927
Other income and expenses
Interest income	1	4	215	534	1,414	26	731
Interest expense	(233)	(144)	(8,832)	(15,767)	(24,254)	(5,444)	(6,573)
Amortization of deferred financing costs	(18)	(25)	(392)	(2,353)	(439)	(121)	(152)

Total other income and expenses	(250)	(165)	(9,009)	(17,586)	(23,279)	(5,539)	(5,994)

Income (loss) before gain on disposition of assets, minority interests, and discontinued operations	2,017	2,032	(3,479)	10,413	13,090	4,267	(1,067)
Gain on disposition of assets	—	—	—	500	—	—	—
Minority interests	—	—	21	(82)	50	(27)	6

Income (loss) from continuing operations	2,017	2,032	(3,458)	10,831	13,140	4,240	(1,061)
Discontinued operations, net of minority interests	—	—	738	(102)	(16)	(26)	195

Net income (loss)	2,017	2,032	(2,720)	10,729	13,124	4,214	(866)
Distributions and accretion on Class E Preferred Units	—	—	—	(1,218)	(6,554)	(1,222)	(2,061)

Net income (loss) allocable to common units	$2,017	$2,032	$(2,720)	$9,511	$6,570	$2,992	$(2,927)

Selected financial data

	As of December 31,					As of
Balance sheet information	2003	2004	2005	2006	2007	March 31, 2008

	(in thousands)

Assets
Cash and cash equivalents	$850	$879	$13,878	$12,579	$16,143	$8,856
Deferred rent receivable	2,069	2,170	4,128	6,924	14,301	16,069
Due from related parties	—	—	84	672	668	715
Tenant receivables	—	—	173	391	621	939
Rental properties, at cost:
Land	900	900	28,099	46,554	53,659	53,659
Buildings and improvements	13,367	13,367	238,643	395,733	451,762	452,232

	14,267	14,267	266,742	442,287	505,421	505,891
Less accumulated depreciation	(5,531)	(5,795)	(10,747)	(18,926)	(29,954)	(33,417)

Net rental properties	8,736	8,472	255,995	423,361	475,467	472,474
Deferred finance costs, net	270	282	2,241	1,894	1,974	1,822
Loan receivables, primarily from related parties	—	—	648	2,501	34,920	39,756
Other assets	1,560	2,013	7,522	17,234	15,613	15,123

Total assets	$13,485	$13,816	$284,669	$465,556	$559,707	$555,754

Liabilities, minority interests and partners’ equity
Accounts payable	$52	$—	$455	$120	$484	$326
Accrued expenses	23	20	73	217	558	530
Tenant security deposits	390	390	3,514	7,291	8,461	8,722
Due to related parties	—	—	1,231	7,060	6,689	6,242
Other liabilities	25	67	19,774	32,407	32,337	37,057
Mortgage and other notes payable	11,100	10,400	195,805	303,060	386,356	385,246
Accrued distributions payable to partners	—	—	3,368	—	—	—

Total liabilities	11,590	10,877	224,220	350,155	434,885	438,123
Minority interests	—	—	2,623	1,518	1,422	1,478
Class E Preferred Units	—	—	—	17,174	31,436	32,390
Partners’ equity	1,895	2,939	57,826	96,709	91,964	83,763

Total liabilities, minority interests and partners’ equity	$13,485	$13,816	$284,669	$465,556	$559,707	$555,754

Selected financial data

	Year ended December 31,			Three months ended March 31,
Other Information	2005	2006	2007	2007	2008

	(in thousands)

Funds from operations	$2,226	$18,524	$26,280	$7,239	$2,598
EBITDA	9,580	33,946	47,041	11,832	8,526
Cash Flows
Provided by operating activities	7,765	20,524	25,167	2,762	5,571
Used for investing activities	(11,581)	(81,026)	(68,249)	(42,993)	(471)
Provided by (used in) financing activities	16,815	59,204	46,646	42,085	(12,386)

We consider funds from operations, or FFO, and earnings before interest, tax, depreciation and amortization, or EBITDA, to be key measures of our performance which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity. As defined by the National Association of Real Estate Investment Trusts, or NAREIT, FFO represents net income (computed in accordance with GAAP), excluding gains from sales of property, plus real estate depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. We define EBITDA as net income plus interest expense, tax, depreciation and amortization less rental income from intangible amortization.

We believe that FFO and EBITDA are important supplemental measures of our operating performance. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. The term FFO was designed by the real estate industry, and the term EBITDA is similarly used, to address this issue. Because FFO excludes depreciation and amortization unique to real estate, gains from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year or with other REITs, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We believe that EBITDA is similarly used to evaluate operating performance between periods and among REITs by excluding the effect of depreciation, amortization, interest expense and rental income from intangible amortization.

We offer these measures to assist the users of our financial performance under GAAP, but FFO and EBITDA are not financial measures recognized under GAAP and should not be considered measures of liquidity, alternatives to net income or indicators of any other performance measure determined in accordance with GAAP, nor are they indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. In addition, our calculations of FFO and EBITDA are not necessarily comparable to FFO or EBITDA as calculated by other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us. Investors in our securities should not rely on these measures as a substitute for any GAAP measure, including net income.

Selected financial data

The following table is a reconciliation of our net (loss) income to FFO:

	Year ended December 31,			Three months ended March 31,
Funds from operations	2005	2006	2007	2007	2008

	(in thousands)

Net (loss) income	$(2,720)	$10,729	$13,124	$4,214	$(866)
Depreciation	4,946	8,295	13,156	3,025	3,464
Gain on sale of assets	—	(500)	—	—	—

Funds From Operations	$2,226	$18,524	$26,280	$7,239	$2,598

The following table is a reconciliation of our net (loss) income to EBITDA:

	Year ended December 31,			Three months ended March 31,
EBITDA	2005	2006	2007	2007	2008

	(in thousands)

Net (loss) income	$(2,720)	$10,729	$13,124	$4,214	$(866)
Interest expense	8,832	15,767	24,254	5,444	6,573
Depreciation and amortization	5,338	10,648	13,596	3,146	3,616
Rental income from intangible amortization	(1,870)	(3,198)	(3,933)	(972)	(797)

Earnings Before Interest Tax Depreciation and Amortization	$9,580	$33,946	$47,041	$11,832	$8,526

Unaudited pro forma condensed consolidated financial data

You should read the following unaudited pro forma condensed consolidated financial data in connection with “Our Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2008 presents our consolidated financial position giving pro forma effect to the consolidation (acquisition) of AAM, the elimination of intercompany activity as a result of the consolidation of AAM, the repayment of certain loans to entities controlled by Messrs. Karkomi and Bernfield, the Recapitalization Transactions, this offering and the application of the net proceeds of this offering as described under “Use of Proceeds,” as if such transactions had occurred on March 31, 2008.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2007 and the three months ended March 31, 2008 and 2007 present our consolidated results of operations giving pro forma effect to the consolidation of AAM, the elimination of intercompany activity as a result of the consolidation of AAM, the repayment of certain loans to entities controlled by Messrs. Karkomi and Bernfield, the Recapitalization Transactions, this offering and the application of the net proceeds of this offering as described under “Use of Proceeds,” as if such transactions had occurred on the first day of the period presented.

The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering, on the historical financial information of our predecessor partnership.

The unaudited pro forma condensed consolidated financial data are included for informational purposes only and does not purport to reflect the results of operations or financial position of Aviv REIT, Inc. that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma condensed consolidated financial data should not be relied upon as being indicative of our results of operations or financial condition had the consolidation of AAM, the Recapitalization Transactions, this offering and the application of the net proceeds from this offering as described under “Use of Proceeds” occurred on the dates assumed. The unaudited pro forma condensed consolidated financial data also do not project the results of operations or financial position for any future period or date.

Unaudited pro forma financial data

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

	As of March 31, 2008
			Eliminations					Pro forma
	Predecessor	Consolidation	and other	Recapitalization				as
	actual(A)	of AAM(B)	adjustments(C)	Transactions(D)		Pro forma	Offering(E)	adjusted

			(in thousands)

Assets
Cash and cash equivalents	$8,856	$—	$32,000	$1	(1)	$40,857
Deferred rent receivable	16,069	—	—	—		16,069
Due from related parties	715	5,320	(5,320)	—		715
Tenant receivables	939	—	—	—		939
Rental properties, at cost:
Land	53,659	—	—	—		53,659
Buildings and improvements	452,232	—	—	—		452,232

	505,891	—	—	—		505,891
Less accumulated depreciation	(33,417)	—	—	—		(33,417)

Net rental properties	472,474	—	—	—		472,474
Deferred finance costs, net	1,822	—	—	—		1,822
Loan receivables, primarily from related parties	39,756	—	(32,000)	—		7,756
Goodwill	—	50,858	—	—		50,858
Other assets	15,123	272	—	—		15,395

Total assets	$555,754	$56,450	$(5,320)	$1		$606,885

Liabilities, minority interests, and equity
Accounts payable	$326	$4,720	$—	$—		$5,046
Accrued expenses	530	230	—	—		760
Tenant security deposits	8,722	—	—	—		8,722
Due to related parties	6,242	—	(5,320)	—		922
Other liabilities	37,057	—	—	—		37,057
Mortgage and other notes payable	385,246	—	—	—		385,246

Total liabilities	438,123	4,950	(5,320)	—		437,753
Minority interests	1,478	—	—	—		1,478
Minority interests—OP	—	—	—	116,153	(2)	116,153
Class E Preferred Units	32,390	—	—	(32,390	)(2)	—
Class F Preferred Units	—	51,500	—	—		51,500
Equity	83,763			(83,762	)(2)	1

Total liabilities, minority interests, and equity	$555,754	$56,450	$(5,320)	$1		$606,885

(A)	Reflects historical consolidated financial position of our predecessor partnership as of March 31, 2008.

Unaudited pro forma financial data

(B)	Consolidation of AAM

	Aviv Asset
	Management, L.L.C.	Pro forma
	historical balances	adjustments		Total

	(in thousands)

Assets
Due from related parties	$5,320	$—		$5,320
Goodwill	—	50,858	(1)	50,858
Other assets	272	—		272

Total assets	$5,592	$50,858		$56,450

Liabilities, minority interests, and equity
Accounts payable	$4,720	$—		$4,720
Accrued and other liabilities	230	—		230

Total liabilities	4,950	—		4,950
Class F Preferred Units	—	51,500	(1)	51,500
Equity	642	(642	)(1)	—

Total liabilities, minority interests, and equity	$5,592	$50,858		$56,450

(1)	Records, for accounting purposes, the consummation of consolidation (acquisition) of AAM via the issuance of F Units in the Partnership valued at estimated fair value. In accordance with EITF Opinion No. 04-1, Pre-existing Relationships Between Parties to a Business Combination, there is no gain or loss to be recognized in settlement of the management contract between the predecessor partnership and AAM.

(C)	Reflects the elimination adjustments between AAM and our predecessor partnership as a result of the consolidation of AAM and elimination of intercompany activity. Additionally, reflects the receipt of cash from repayments of loans receivable from related parties in June 2008.

(D)	Immediately prior to the consummation of this offering, our predecessor partnership will affect the Recapitalization Transactions, which will simplify its capital structure. Prior to this offering, the capital structure of our predecessor partnership consisted of six classes of partnership units, each of which has different capital accounts and each of which is entitled to different distributions.

Pursuant to the Recapitalization Transactions, certain classes of our predecessor partnership will be converted into units of a new class of limited partnership units of our operating partnership called “OP Units.” In addition, a real estate investment trust holding company, Aviv REIT, Inc., is established.

(1)	Cash from the initial capitalization of Aviv REIT, Inc.:

(2)	Conversion of historical class A, C, D, and E Units into minority interest via issuance of OP Units and initial capitalization of Aviv REIT, Inc. (in thousands):

Historical equity of our predecessor partnership converted into OP Units	$83,763
E Units converted into OP Units	32,390

$116,153

Unaudited pro forma financial data

(E)	Offering

(3)	The following is a summary of adjustments to reflect the net proceeds received from this offering and the use of the proceeds (in thousands):

Gross offering proceeds from the sale of common shares at per share	$
Less offering costs and underwriters discount

Net proceeds from this offering	$

Redemption of F Units in predecessor partnership	$
Repayment of existing indebtedness

Total use of proceeds from this offering	$

(4)	Certain selling stockholders will exchange of the OP Units at book value for shares of our common stock, which they are selling as part of this offering.

Unaudited pro forma financial data

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31, 2008
	Predecessor	Consolidation of	Eliminations and	Recapitalization			Pro forma
	actual(A)	AAM(B)	other adjustments(C)	Transactions(D)	Pro forma	Offering(E)	as adjusted

	(in thousands except per share data)

Revenues
Rental income	$17,810	$—	$—	$—	$17,810
Management fee revenue	—	2,311	(2,311)		—
Tenant recoveries	1,318	—	—	—	1,318
Interest on loans to tenants	96		—	—	96

Total revenues	19,224	2,311	(2,311)	—	19,224
Expenses
Rent and other operating expenses	112	115	—	—	227
General and administrative	2,891	1,083	(2,311)	—	1,663
Real estate taxes	1,318	—	—	—	1,318
Change in fair value of derivatives	6,460	—	—	—	6,460
Depreciation	3,464	8	—	—	3,472
Other	52	—	—	—	52

Total expenses	14,297	1,206	(2,311)	—	13,192

Operating income	4,927	1,105	—	—	6,032
Other income and expenses
Interest income	731	—	(657)	—	74
Interest expense	(6,573)	—	—	—	(6,573)
Amortization of deferred financing costs	(152)	—	—	—	(152)

Total other income and expenses	(5,994)	—	(657)	—	(6,651)
(Loss) income before minority interests	(1,067)	1,105	(657)	—	(619)
Minority interests	6	—	—	—	6

(Loss) income from continuing operations	(1,061)	1,105	(657)	—	(613)
Distributions and accretion on Class E Preferred Units	(2,061)	—	—	2,061	—

(Loss) income from continuing operations allocable to common units	$(3,122)	$1,105	$(657)	$2,061	$(613)

Weighted average shares outstanding
Basic
Diluted
Income per share— continuing operations
Basic
Diluted

Unaudited pro forma financial data

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31, 2007
	Predecessor	Consolidation of	Eliminations and	Recapitalization			Pro forma
	actual(A)	AAM(B)	other adjustments(C)	Transactions(D)	Pro forma	Offering(E)	as adjusted

	(in thousands except per share data)

Revenues
Rental income	$15,656	$—	$—	$—	$15,656
Management fee revenue	—	1,615	(1,615)		—
Tenant recoveries	1,020	—	—	—	1,020
Interest on loans to tenants	90		—	—	90

Total revenues	16,766	1,615	(1,615)	—	16,766
Expenses
Rent and other operating expenses	82	50	—	—	132
General and administrative	1,865	861	(1,615)	—	1,111
Real estate taxes	1,041	—	—	—	1,041
Change in fair value of derivatives	877	—	—	—	877
Depreciation	3,025	1	—	—	3,026
Other	70	—	—	—	70

Total expenses	6,960	912	(1,615)	—	6,257

Operating income	9,806	703	—	—	10,509
Other income and expenses
Interest income	26	—	—	—	26
Interest expense	(5,444)	—	—	—	(5,444)
Amortization of deferred financing costs	(121)	—	—	—	(121)

Total other income and expenses	(5,539)	—	—	—	(5,539)
Income before minority interests	4,267	703	—	—	4,970
Minority interests	(27)	—	—	—	(27)

Income from continuing operations	4,240	703	—	—	4,943
Distributions and accretion on Class E Preferred Units	(1,222)	—	—	1,222	—

Income from continuing operations allocable to common units	$3,018	$703	$—	$1,222	$4,943

Weighted average shares outstanding
Basic
Diluted
Income per share— continuing operations
Basic
Diluted

Unaudited pro forma financial data

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Year ended December 31, 2007
	Predecessor	Consolidation	Eliminations and	Recapitalization			Pro forma
	actual(A)	of AAM(B)	other adjustments(C)	Transactions(D)	Pro forma	Offering (E)	as adjusted

	(in thousands except per share data)

Revenues
Rental income	$67,713	$—	$—	$—	$67,713
Management fee revenue	—	6,543	(6,543)	—	—
Tenant recoveries	4,273	—	—	—	4,273
Interest on loans to tenants	370	43	—	—	413

Total revenues	72,356	6,586	(6,543)	—	72,399
Expenses
Rent and other operating expenses	450	208	—	—	658
General and administrative	8,092	3,386	(6,543)	—	4,935
Real estate taxes	4,306	—	—	—	4,306
Change in fair value of derivatives	6,946	—	—	—	6,946
Depreciation	12,934	4	—	—	12,938
Loss on impairment of assets	2,987	—	—	—	2,987
Other	272	—	—	—	272

Total expenses	35,987	3,598	(6,543)	—	33,042

Operating income	36,369	2,988	—	—	39,357
Other income and expenses
Interest income	1,414	—	(515)	—	899
Interest expense	(24,254)	—	—	—	(24,254)
Amortization of deferred financing costs	(439)	—	—	—	(439)

Total other income and expenses	(23,279)	—	(515)	—	(23,794)
Income (loss) before minority interests	13,090	2,988	(515)	—	15,563
Minority interests	50	—	—	—	50

Income (loss) from continuing operations	13,140	2,988	(515)	—	15,613
Distributions and accretion on Class E Preferred Units	(6,554)	—	—	(5,467)	(12,021)

Income (loss) from continuing operations allocable to common units	$6,586	$2,988	$(515)	$(5,467)	$3,592

Weighted average shares outstanding
Basic
Diluted
Income per share— continuing operations
Basic
Diluted

Unaudited pro forma financial data

(A)	Reflects the historical results of operations of our predecessor partnership for the year ended December 31, 2007 and the three months ended March 31, 2008 and 2007.

(B)	Reflects the historical results of operations of AAM for the year ended December 31, 2007 and the three months ended March 31, 2008 and 2007.

(C)	Eliminations and Other Adjustments.

	Year ended	Three months ended	Three months ended
	December 31, 2007	March 31, 2007	March 31, 2008

	(in thousands)

Revenues
Management fee revenue(1)	$(6,543)	$(1,615)	$(2,311)
Total revenues	(6,543)	(1,615)	(2,311)

Expenses
General and administrative(1)	(6,543)	(1,615)	(2,311)
Total expenses	(6,543)	(1,615)	(2,311)
Operating income	—	—	—

Other income and expenses
Interest income(2)	(515)	—	(657)
Total other income and expenses	(515)	—	(657)
Loss from continuing operations	$(515)	$—	$(657)

(1)	Reflects the elimination adjustment of management fee revenue previously recorded on AAM’s financial statements and the management fee expense previously recorded on our predecessor partnership’s consolidated financial statements, as a result of the consolidation of AAM and elimination of intercompany activity.

(2)	Reflects the elimination of interest income earned on the $32 million loan receivables to entities controlled by Messrs. Karkomi and Bernfield, as these loan receivables were repaid in June 2008.

(D)	Reflects the adjustment to record the remaining historical unamortized Class E Preferred Units’ discount to redemption value, based on the following balances on our predecessor partnership’s consolidated financial statements:

	Year ended	Three months ended	Three months ended
	December 31, 2007	March 31, 2007	March 31, 2008

	(in thousands)

Gross redemption value of Class E Preferred Units	$(44,411)	$—	$—
Historical carrying value of Class E Preferred Units at March 31, 2008	32,390	—	—

	(12,021)	—	—
Distributions and accretion of Class E Preferred Units(1)	6,554	1,222	2,061

Net adjustment	$(5,467)	$1,222	$2,061

(1)	Reflects the elimination of previously recorded distributions and accretion on Class E Preferred Units on our predecessor partnership’s consolidated financial statements due to the Recapitalization Transactions and issuance of a single class of OP Units.

Unaudited pro forma financial data

(E)	Offering

	Year ended	Three months ended	Three months ended
	December 31, 2007	March 31, 2007	March 31, 2008

(in thousands)

Expenses
General and administrative(1)	$	$	$
Change in fair value of derivatives(2)
Compensation expense(3)

Total expenses
Other income and expenses
Interest expense(4)
Amortization of deferred financing costs(5)

Total other income and expenses

Income from continuing operations	$	$	$

(1)	Reflects general and administrative expenses expected to be incurred to operate as a public company including professional fees, director fees, salaries, wages and benefits for additional staff, and other corporate level activity. Such amounts are based on estimates of staffing levels and services from third parties or quotes from our vendors. We have included a pro forma adjustment as our best estimate of these additional costs.

(2)	Reflects elimination of the change in fair value of derivatives reflected in the respective historical statement of operations for interest rate swaps terminated on , 2008 as a result of repayment of with proceeds from this offering.

(3)	Reflects an adjustment to record stock-based compensation expense based upon grant date fair value estimates for the anticipated vesting of all Class D performance based awards simultaneous with this offering.

(4)	Reflects adjustment to eliminate historical interest expense as a result of repayment of debt of $ with proceeds from this offering. Eliminating interest expense amount based upon weighted average interest rate percentage of %.

(5)	Reflects adjustment to eliminate proportional share of historical amortization of deferred financing costs as a result of repayment of debt under the credit facilities with offering proceeds.

Pro forma earnings (loss) per share

Shares used to calculate unaudited pro forma basic and diluted income (loss) allocable to common units per share include the shares issued in this offering:

	Year ended	Three months ended	Three months ended
	December 31, 2007	March 31, 2007	March 31, 2008

(in thousands except per share data)

Weighted average number of shares of common stock outstanding

Income (loss) from continuing operations Pro forma earnings (loss) per share—basic and diluted

Management’s discussion and analysis of financial condition and results of operations

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this prospectus. You should read the following discussion with “Special Note Regarding Forward-Looking Statements,” “Selected Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

We are a self-administered real estate investment trust, or REIT, that focuses on the ownership, acquisition and development of healthcare properties, principally skilled nursing facilities, or SNFs. We generate our revenues by entering into long-term triple-net leases with qualified local, regional and national operators throughout the United States. We believe that we have one of the largest portfolios of triple-net leased SNFs in the United States. As of March 31, 2008, our portfolio consisted of 156 properties with 15,187 licensed beds in 20 states leased to 33 operators.

We, through our predecessor entities, have been in the business of financing operators of SNFs for over 25 years. We focus on cultivating close relationships with our tenants and work closely with them to help them achieve their business objectives. As a result of these efforts, we are in a position to make additional investments and expand our business. We make our investments primarily through sale-leaseback and acquisition-lease transactions, although we also offer our tenants a variety of other forms of financing, including ground-up development-lease transactions and tenant loans.

We lease our properties to a diversified group of 33 operators with no single operator representing more than 16.3% of our rent under existing leases for the quarter ended March 31, 2008. We have a geographically diversified portfolio of properties located in 20 states, with no state representing more than 18.4% of our rent under existing leases for the quarter ended March 31, 2008. Our properties are leased to third party tenants under long-term triple-net leases. As of March 31, 2008, our leases had an average remaining existing term of 10.2 years and typically have annual escalations of 2%-3%. As of March 31, 2008, 130 of our 156 properties were subject to master leases or were cross-defaulted, which provides additional credit support for the performance of an individual property.

We have historically financed investments through borrowings under our credit facilities, private placements of equity securities, housing and urban development indebtedness, or a combination of these methods. We have utilized a corporate first mortgage credit facility to provide the majority of our debt as well as project specific first mortgages in certain situations.

FACTORS AFFECTING OUR BUSINESS AND THE BUSINESS OF OUR TENANTS

The continued success of our business is dependent on a number of macroeconomic and industry trends. Many of these trends will influence our ongoing ability to find suitable investment properties while other factors will impact our tenants’ ability to conduct their operations profitably and meet their obligations to us.

Industry trends

One of the primary trends affecting our business is the long-term increase in the average age of the U.S. population. This increase in life expectancy is expected to be a primary driver for growth in the healthcare and SNF industry. We believe this demographic trend is resulting in an increased demand for services provided to the elderly. We believe that the low cost healthcare setting of a SNF will benefit our tenants and facilities in relation to higher-cost healthcare providers. We believe that these trends will

Management’s discussion and analysis of financial condition and results of operations support a growing demand for the services provided by SNF operators, which in turn will support a growing demand for our properties.

The growth in demand for services provided to the elderly has resulted in an increase in healthcare spending. The Centers for Medicare and Medicaid Services, or CMS, and the Office of the Actuary forecast that U.S. healthcare expenditures will increase from $2.1 trillion in 2007 to nearly $4.3 trillion in 2017. Furthermore, according to CMS, national nursing home expenditures are expected to grow from approximately $125 billion in 2006 to $218 billion in 2017, representing a compound annual growth rate, or CAGR, of 5.2%.

Competitive environment for healthcare real estate investing

We compete with other public and private companies who provide lease and/or mortgage financing to operators of a variety of different types of healthcare properties. While the overall landscape for healthcare finance is competitive, we believe there has been a trend in our industry over the last few years of companies pursuing large portfolio transactions. In addition, we believe our industry has also experienced a trend over the last few years of companies seeking to diversify into other asset classes and away from SNFs. In contrast, we have focused, and will continue to focus, on smaller and middle-market transactions, primarily involving SNFs. We have experience identifying and underwriting the abilities of local, regional and national operators. We believe that this experience helps us identify new tenant relationships and new opportunities with existing relationships that fall below the radar of other capital sources. We believe that our continued focus on SNFs has enabled us to develop broad expertise in the markets in which we compete.

Liquidity and access to capital

Our single largest cost is the interest expense we incur on our debt obligations. In order to continue to expand and optimize our capital to expand our portfolio, we rely on access to the capital markets on an ongoing basis. We seek to balance this goal against maintaining ready access to funds to make investments at the time opportunities arise. We have extensive experience in and a successful track record of raising debt and equity capital over the past 25 years.

Our indebtedness outstanding upon consummation of this offering will be comprised principally of borrowings under our credit facilities. Following the anticipated application of the net proceeds of this offering, we anticipate that approximately $      of our anticipated balance of indebtedness will mature on or prior to          . As a result, we are not facing the need for liquidity that other companies may be experiencing.

Factors affecting our tenants’ profitability

Our revenues are derived from rents we receive from triple-net leases with our tenants. Certain economic factors present both opportunities and risks to our tenants and, therefore, influence their ability to meet their obligations to us. These factors directly affect our tenants’ operations and, given our reliance on their performance under our leases, present risks to us that may affect our results of operations or ability to meet our financial obligations.

Our tenants’ revenues are largely derived from third-party sources. Therefore, we indirectly rely on these same third-party sources to obtain our rents. The majority of these third-party payments come from the federal Medicare program and state Medicaid programs. Our tenants also receive payments from other third-party sources, such as private insurance companies or private-pay residents, but these payments typically represent a small portion of our tenants’ revenue streams. The sources and amounts of our tenants’ revenues are determined by a number of factors, including licensed bed capacity, occupancy rates, the acuity profile of residents and the rate of reimbursement. Changes in the acuity profile of the residents as well as the mix among payor types, including private pay, Medicare and

Management’s discussion and analysis of financial condition and results of operations

Medicaid, may significantly affect our tenants’ profitability and, in turn, their ability to meet their obligations to us. Managing, billing and successfully collecting third-party payments is a relatively complex activity that requires significant experience and is critical to the successful operation of a SNF.

Labor and related expenses typically represent our tenants’ largest cost component. Therefore, the labor markets in which our tenants operate affect their ability to operate cost effectively and profitably. In order for our tenants to be successful, they must possess the management capability to attract and maintain skilled and motivated workforces. Much of the required labor needed to operate a SNF requires specific technical experience and education. In recent years, many of the markets in which we own properties have experienced skilled labor shortages. These trends can require our tenants to increase their payroll costs to attract labor and adequately staff their operations. Increases in labor costs due to higher wages and greater employee benefits required to attract and retain qualified personnel could affect our tenants’ ability to meet their obligations to us. A key element of our underwriting process is to fully understand a tenant’s ability to manage labor and labor-related expense through all market conditions. A successful tenant must be able to source qualified skilled labor and minimize staff turnover, as high turnover rates can sometimes challenge their ability to operate effectively and profitably.

While our revenues are generated from the rents our tenants pay to us, we seek to establish our rent at an appropriate level so that our tenants are able to succeed. This requires discipline to ensure that we do not overpay for the properties we acquire. While we operate in a competitive environment, we carefully assess the long-term risks facing our tenants as we consider an investment. Because our leases are long-term arrangements, we are required to assess both the short and long-term capital needs of the properties we acquire. SNFs are generally highly specialized real estate assets. We believe we have developed broad expertise in assessing the short and long-term needs of this asset class.

COMPONENTS OF OUR REVENUES, EXPENSES AND CASH FLOW

Revenues

Our revenues consist primarily of the rents and associated charges we collect from our tenants as stipulated in our long-term triple-net leases. In addition to rent under existing leases, a part of our revenue stream is made up of other cash payments owed to us by our tenants. Additionally, we recognize certain non-cash revenues. These other cash and non-cash revenue streams are highlighted below. While not a significant part of our revenue stream, we also earn interest on overnight cash deposits as well as interest from a variety of loans outstanding. Currently these loans are only to tenants, but historically we made loans to certain of our officers and directors, all of which were repaid prior to this offering.

➢	Rental income

Rental income represents rent under existing leases that is paid by our tenants. In addition, this includes deferred rental income relating to straight-lining of rents as well as rental income from intangible amortization. Both deferred rental income and rental income from intangible amortization are explained in further detail below under “—Components of Cash Flow—Cash provided by operations.”

➢	Tenant recoveries

All of our leases have real estate escrow clauses that require our tenants to make estimated payments to us to cover their current real estate tax obligations. We collect money for these taxes and pay them on behalf of our tenants. We account for the receipt of these amounts as revenue and the payment of the actual taxes as an expense (Real estate taxes). Because the escrow charges to our tenants are made on an estimated basis, the amounts recognized as revenue and corresponding expense will differ slightly in any given fiscal period.

Management’s discussion and analysis of financial condition and results of operations

➢	Interest on loans to tenants

We earn interest on certain capital advances and loans we make to our tenants for a variety of purposes, including for capital expenditures.

Expenses

We recognize a variety of cash and non-cash charges in our financial statements. Our expenses consist primarily of the interest expense on the borrowings we incur in order to make our investments and the general and administrative costs associated with operating our business. These interest charges are associated with both our existing credit facilities as well as certain asset specific loans.

➢	Rent and other operating expenses

We currently have two properties that we lease rather than own a fee simple interest in and two ground leases (in each case, we triple-net sublease the property). When we lease a property, we recognize related rent expense.

➢	General and administrative

Our general and administrative costs consist primarily of payroll and payroll related expense. In addition to payroll, we incur accounting, legal and other professional fees. Our predecessor partnership’s general and administrative costs are comprised of those fees charged by its former asset manager, Aviv Asset Management, L.L.C., or AAM, in addition to third-party professional fees.

➢	Real estate taxes

All of our leases have real estate escrow clauses that require our tenants to make estimated payments to us to cover their current real estate tax obligations. We collect money for these taxes and pay them on behalf of our tenants. We account for the receipt of these amounts as revenue (Tenant recoveries) and the payment of the actual taxes as an expense. Because the escrow charges to our tenants are made on an estimated basis, the amounts recognized as revenue and corresponding expense will differ slightly in any given fiscal period.

➢	Change in fair value of derivatives

Most of our borrowings are floating rate obligations. As such, we implement a hedging strategy using varying maturity swaps. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (including amendments set forth in SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities), which establishes accounting and reporting standards requiring that all derivatives, including certain derivative instruments embedded in other contracts, be recorded as either an asset or liability measured at their fair value unless they qualify for a normal purchase or normal sales exception, we recognize any changes in these swaps’ fair value in earnings. As long as we hold these instruments, the fluctuations from marking them to market results in a non-cash expense or revenue.

➢	Depreciation

We incur depreciation expense on all of our long-lived assets. This non-cash expense is designed under generally accepted accounting principles, or GAAP, to reflect the economic useful lives of our assets.

➢	Loss on impairment of assets

We have implemented a policy that requires management to make annual assessments of the market value of our properties relative to the amounts at which we carry them on our balance sheet. This assessment requires a combination of objective financial modeling and subjective

Management’s discussion and analysis of financial condition and results of operations factors such as market condition and property condition. We consider these results in our assessment of whether potential impairment indicators are present.

➢	Other

Other expenses consist of certain expenses related to bank charges, franchise taxes and corporate filing fees.

➢	Gain (loss) on disposition of assets

We record any gain resulting from the sale of assets at the time of sale. We record any losses resulting from the sale of assets at the time we enter into a definitive agreement for the sale of the asset.

Other income and expenses

➢	Interest income

We sweep our excess cash balances into overnight interest-bearing accounts. Historically, we also earned interest on certain related party loans made in connection with the Internalization (as defined below under “—Predecessor Partnership”). These related party loans were retired prior to this offering.

➢	Interest expense

We recognize the interest we incur on our existing borrowings as an interest expense.

➢	Amortization

We incur non-cash charges that reflect costs incurred with arranging certain debt instruments. We generally recognize these costs over the term of the respective debt instrument for which the costs were incurred.

➢	Minority interests

Our predecessor entity was a partnership. We recognize the general partner’s 0.755% ownership interest as minority interest.

Components of cash flow

Cash provided by operations

Cash provided by operations is derived largely from net income by adjusting our revenues for those amounts not collected in cash during the period in which the revenue is recognized and for cash collected that was billed in prior periods or will be billed in future periods. Net income is further adjusted by adding back expenses charged in the period that is not paid for in cash during the same period. We make our distributions based largely on cash provided by operations. Key non-cash add-backs, in addition to depreciation and the amortization of deferred financing charges, in deriving cash provided by operations are:

➢	Deferred rental income. We recognize deferred rental income as a result of the accounting treatment of many of our long-term leases that include fixed rent escalation clauses. Because most of our leases contain fixed rent escalations, we “straight-line” our lease revenue recognition. Straight-lining involves spreading the rents we expect to earn during the term of a lease under its escalation clause over the lease term. As a result, during the first half of a lease term with a fixed escalation clause, we accrue a receivable for rents owed but not paid until future periods. During the second half of the lease term, our cash receipts exceed our recognized revenues and we amortize the receivable.

Management’s discussion and analysis of financial condition and results of operations

➢	Rental income from intangible amortization. We incur non-cash rental income adjustments from the amortization of certain intangibles resulting from the required application of purchase accounting in the initial recording of our real estate acquisitions. At the date of acquisition, all assets acquired and liabilities assumed are recorded at their respective fair value, including any value attributable to in-place lease agreements. Any identified above or below market lease intangible asset or liability is amortized over the remaining lease term as a non-cash adjustment to rental income.

Cash used in investing activities

Cash used in investing activities consists of cash that is used during a period for the purposes of making new investments or capital expenditures in existing properties.

Cash provided by financing activities

Cash provided by financing activities consists of cash we received from issuances of debt and equity capital. This cash provides the primary basis for the investments in new properties or supplemental investments in existing properties, including tenant loans. While we invest a portion of our cash from operations into new investments, as a result of our distribution requirements to maintain our REIT status, it is likely that we will seek to raise additional debt or equity financing for the majority of our investment activity.

RESULTS OF OPERATIONS

The following is a discussion of the consolidated results of operations, financial position and liquidity and capital resources of our predecessor partnership.

Quarter ended March 31, 2008 compared to quarter ended March 31, 2007

Revenues

Revenues increased $2.4 million, or 14.3%, from $16.8 million for the quarter ended March 31, 2007 to $19.2 million for the same period in 2008. The $2.4 million increase was primarily a result of new investments made in 2007.

Detailed changes in revenues for the quarter ended March 31, 2008 compared to the same period in 2007 were as follows:

➢	Rental income increased $2.1 million, or 13.4%, from $15.7 million for the quarter ended March 31, 2007 to $17.8 million for the same period in 2008. The increase was due to additional rental revenue associated with investment activity in 2007.

➢	Tenant recoveries increased $297,000, or 29.7%, from $1.0 million for the quarter ended March 31, 2007 to $1.3 million for the same period in 2008. The increase in tenant recoveries is a direct result of an increase in investment activity and the corresponding increase in real estate taxes charged to our tenants.

➢	Interest on loans to tenants increased $6,000, or 6.7%, from $90,000 for the quarter ended March 31, 2007 to $96,000 for the same period in 2008. Most of this increase was a result of capital expenditures that we made in our properties for which we receive additional rent. While we amend our leases to reflect the additional rent owed as a result of these capital expenditures, we recognize the investment as a loan for accounting purposes.

Management’s discussion and analysis of financial condition and results of operations

Expenses

Expenses increased $7.3 million, or 104%, from $7.0 million for the quarter ended March 31, 2007 to $14.3 million for the same period in 2008. The increase was primarily due to cost increases resulting from an increase in investment activity.

Detailed changes in expenses for the quarter ended March 31, 2008 compared to the same period in 2007 were as follows:

➢ Rent and other operating expenses increased $30,000, or 36.6%, from $82,000 for the quarter ended March 31, 2007 to $112,000 for the same period in 2008. Rent and other operating expenses are primarily the rent expense we incur as a result of two leases and two ground leases we sublease to various tenants.

➢	General and administrative expense increased $1.0 million, or 52.6%, from $1.9 million for the quarter ended March 31, 2007 to $2.9 million for the same period in 2008. The increase was primarily due to a change in the way asset management fees were charged by AAM as result of the Internalization. Some of the incremental fees were due to an increase in investment activity which is correlated to the fees charged by AAM prior to the Internalization.

➢	Real estate tax expense increased $300,000, or 30.0%, from $1.0 million for the quarter ended March 31, 2007 to $1.3 million for the same period in 2008. The increase was due primarily to the increase in investment activity in 2007.

➢	Expense relating to the change in fair value of derivatives increased $5.6 million, from $877,000 in the quarter ended March 31, 2007, to $6.5 million in the same period in 2008. This expense is a result of a change in the fair value of our swaps during the period as a result of significant decreases in the Federal Funds Rate.

➢	Depreciation expense increased $439,000, or 14.6%, from $3.0 million for the quarter ended March 31, 2007 to $3.5 million for the same period in 2008. The majority of the increase was due to the increase in investment activity in 2007.

Other income and expenses including income (loss) from discontinued operations

➢	Interest income increased $705,000 from $26,000 for the quarter ended March 31, 2007 to $731,000 for the same period in 2008. Most of this increase was a result of loans made to entities controlled by Messrs. Karkomi and Bernfield as a result of the Internalization.

➢	Interest expense increased $1.2 million, or 22.2% from $5.4 million for the quarter ended March 31, 2007 to $6.6 million for the same period in 2008. The majority of the increase was due to increased borrowings as a result of investment activity in 2007.

➢	Amortization increased $31,000, or 25.6%, from $121,000 for the quarter ended March 31, 2007 to $152,000 for the same period in 2008. The majority of the increase was the result of commitment fees associated with an increase in our existing credit facilities in the fourth quarter of 2007.

➢	Minority interest expense was $27,000 in the quarter ended March 31, 2007 as compared to income of $6,000 in the same period in 2008.

➢	Discontinued operations resulted in an expense of $26,000 in the quarter ended March 31, 2007 as compared to income of $195,000 in the same period of 2008. Discontinued operations are primarily a result of a consolidated joint venture investment in a newly constructed SNF. We made the investment in 2005 and sold it in the second quarter of 2008.

Management’s discussion and analysis of financial condition and results of operations

Net income

➢	Net income decreased $5.1 million from $4.2 million for the quarter ended March 31, 2007 to a loss of $866,000 for the same period in 2008. The loss was primarily a result of the $5.6 million additional expense for the change in the fair value of our swaps during the period.

Net income allocable to common units

➢	Net income allocable to common units decreased $5.9 million from $3.0 million for the quarter ended March 31, 2007 to a loss of $2.9 million for the same period in 2008. The loss was primarily a result of the $5.6 million additional expense for the change in the fair value of our swaps during the period. The additional issuance of certain units of our predecessor partnership for the quarters ended March 31, 2007 and 2008, resulted in an additional $840,000 of distributions and accretion deductions from net income.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenues

Revenues increased $26.7 million, or 58.4%, from $45.7 million for the year ended December 31, 2006 to $72.4 million for the same period in 2007. The $26.7 million increase was primarily a result of new investments made in 2005 and 2006.

Detailed changes in revenues for the year ended December 31, 2007 compared to the same period in 2006 were as follows:

➢	Rental income increased $25.0 million, or 58.5%, from $42.7 million for the year ended December 31, 2006 to $67.7 million for the same period in 2007. The increase was due to additional rental revenue associated with investment activity in 2005 and 2006.

➢	Tenant recoveries increased $1.6 million, or 59.3%, from $2.7 million for the year ended December 31, 2006 to $4.3 million for the same period in 2007. The increase in tenant recoveries is a direct result of an increase in investment activity and the corresponding increase in real estate taxes charged to our tenants.

➢	Interest on loans to tenants increased $40,000, or 12.1%, from $330,000 for the year ended December 31, 2006 to $370,000 for the same period in 2007. Most of this increase was a result of capital expenditures that we made in our properties for which we receive additional rent. While we amend our leases to reflect the additional rent owed as a result of these capital expenditures, we recognize the investment as a loan for accounting purposes.

Expenses

Expenses increased $18.3 million, or 103%, from $17.7 million for the year ended December 31, 2006 to $36.0 million for the same period in 2007. The increase was primarily due to cost increases resulting from changes in fair value of derivatives and loss on impairment of assets. Additional increases were a result of an increase in investment activity.

Detailed changes in our expenses for the year ended December 31, 2007 compared to the same period in 2006 were as follows:

➢	Rent and other operating expenses decreased $103,000, or 18.6%, from $553,000 for the year ended December 31, 2006 to $450,000 for the same period in 2007. Rent and other operating expenses are primarily the rent expense we incur as a result of two leases and two ground leases we sublease to various tenants.

➢	General and administrative expense increased $1.8 million, or 28.6%, from $6.3 million for the year ended December 31, 2006 to $8.1 million for the same period in 2007. The increase was primarily

Management’s discussion and analysis of financial condition and results of operations due to a change in the way asset management fees were charged by AAM as result of the Internalization. Some of the incremental fees were due to an increase in investment activity.

➢	Real estate tax expense increased $1.6 million, or 59.3%, from $2.7 million for the year ended December 31, 2006 to $4.3 million for the same period in 2007. The increase was due primarily to the increase in investment activity in 2006 and 2007.

➢	Expense relating to the change in fair value of derivatives was $6.9 million, as compared to a gain of $262,000 in the same period in 2006. This expense is a result of a change in the fair value of our swaps during the period as a result of significant decreases in the Federal Funds Rate.

➢	Depreciation expense increased $4.7 million, or 57.3%, from $8.2 million for the year ended December 31, 2006 to $12.9 million for the same period in 2007. The majority of the increase was due to the increase in investment activity in 2006 and 2007.

➢	Loss on impairment of assets was $3.0 million in 2007. This loss was primarily due to the recognition of impairments due to the demolition of four facilities.

Other income and expenses including income (loss) from discontinued operations

➢	Interest income increased $900,000, or 169%, from $533,000 for the year ended December 31, 2006 to $1.4 million for the same period in 2007. Most of this increase was a result of a loan made to Messrs. Karkomi and Bernfield as a result of the Internalization.

➢	Interest expense increased $8.5 million, or 53.8%, from $15.8 million for the year ended December 31, 2006 to $24.3 million for the same period in 2007. The majority of the increase was due to an increase in investment activity.

➢	Amortization decreased $2.0 million, or 83.3%, from $2.4 million for the year ended December 31, 2006 to $439,000 for the same period in 2007. The majority of the decrease was the result of an accelerated write-off of deferred financing fees due to the refinancing of our existing credit facilities.

➢	Minority interest income was $50,000 as compared to an expense of $82,000 in the same period in 2006.

➢	Discontinued operations resulted in an expense of $16,000 as compared to an expense of $102,000 in 2006. Discontinued operations are a result of a consolidated joint venture investment in a newly constructed SNF. We made the investment in 2005 and sold it in the second quarter of 2008.

Net income

➢	Net income increased $2.4 million, or 22.4%, from $10.7 million for the year ended December 31, 2006 to $13.1 million for the same period in 2007.

Net income allocable to common units

➢	Net income allocable to common units decreased $2.9 million from $9.5 million for the year ended December 31, 2006 to $6.6 million for the same period in 2007. The additional issuance of certain units of our predecessor partnership in 2006 and 2007 resulted in an additional $5.4 million of distributions and accretion deductions from net income.

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenues

Revenues increased $17.7 million, or 63.2%, from $28 million for the year ended December 31, 2005 to $45.7 million for the same period in 2006. The $17.7 million increase was primarily a result of new investments made in 2005.

Management’s discussion and analysis of financial condition and results of operations

Detailed changes in revenues for the year ended December 31, 2006 compared to the same period in 2005 were as follows:

➢	Rental income increased $16.6 million, or 63.6%, from $26.1 million for the year ended December 31, 2005 to $42.7 million for the same period in 2006. The increase was due to additional rental revenue associated with investment activity in 2005 and 2006.

➢	Tenant recoveries increased $800,000, or 42.1%, from $1.9 million for the year ended December 31, 2005 to $2.7 million for the same period in 2006. The increase in tenant recoveries was a direct result of an increase in investment activity and the corresponding increase in real estate taxes paid by our tenants.

➢	Interest on loans to tenants increased $323,000, from $7,000 for the year ended December 31, 2005 to $330,000 for the same period in 2006. Most of this increase was a result of capital expenditures that we made in our properties for which we receive additional rent. While we amend our leases to reflect the additional rent owed as a result of these capital expenditures, we recognize the investment as a loan for accounting purposes.

Expenses

Expenses decreased $4.8 million, or 21.3%, from $22.5 million for the year ended December 31, 2005 to $17.7 million for the same period in 2006. The decrease was primarily due to the fact that $13.5 million of compensation charges were recognized in 2005 but did not occur in 2006. This was offset by increases resulting from an increase in investment activity.

Detailed changes in our expenses for the year ended December 31, 2006 compared to the same period in 2005 were as follows:

➢	Rent and other operating expenses decreased $104,000, or 15.8%, from $657,000 for the year ended December 31, 2005 to $553,000 for the same period in 2006.

➢	General and administrative expense increased $2.9 million, or 85.3%, from $3.4 million for the year ended December 31, 2005 to $6.3 million for the same period in 2006. The increase was primarily a result of incremental fees paid to AAM as a result of an increase in investment activity.

➢	Real estate tax expense increased $800,000, or 42.1%, from $1.9 million for the year ended December 31, 2005 to $2.7 million for the same period in 2006. The increase was due primarily to an increase in investment activity in 2005 and 2006.

➢	There was no compensation expense recognized in 2006. This was compared to $13.5 million which was recognized in 2005 for a one time expense related to the issuance of certain profit interests of our predecessor partnership.

➢	Gain relating to the change in fair value of derivatives was $262,000, as compared to a gain of $2.1 million in the same period in 2005. This gain was a result of a change in the fair value of our swaps during the period.

➢	Depreciation expense increased $3.4 million, or 70.8%, from $4.8 million for the year ended December 31, 2005 to $8.2 million for the same period in 2006. The majority of the increase was due to an increase in investment activity in 2005 and in 2006.

Other income and expenses including income (loss) from discontinued operations

➢	Interest income increased $318,000, or 147.9%, from $215,000 for the year ended December 31, 2005 to $533,000 for the same period in 2006. Most of this increase was a result of an increase in our cash balances.

Management’s discussion and analysis of financial condition and results of operations

➢ Interest expense increased $7.0 million, or 79.5%, from $8.8 million for the year ended December 31, 2005 to $15.8 million of the same period in 2006. The increase was due primarily to an increase in investment activity late in 2005.

➢	Amortization increased $2.0 million, or 500%, from $400,000 for the year ended December 31, 2005 to $2.4 million for the same period in 2006. The majority of the increase was a result of an accelerated write-off of deferred financing fees due to the refinancing of our existing credit facilities.

➢	Gain on disposition of assets was $500,000 as compared to no gain or loss in the same period in 2005. This gain was a result of the sale of a joint venture interest in a property in Independence, Missouri.

➢	Minority interest expense was $82,000 as compared to a gain of $21,000 in the same period in 2005.

➢	Discontinued operations resulted in an expense of $102,000 as compared to income of $738,000 in 2005. Discontinued operations are a result of a consolidated joint venture investment in a newly constructed SNF. We made the investment in 2005 and sold it in the second quarter of 2008.

Net income

➢	Net income increased $13.4 million, from a loss of $2.7 million for the year ended December 31, 2005 to income of $10.7 million for the same period in 2006.

Net income allocable to common units

➢	Net income allocable to common units increased $12.2 million from a loss of $2.7 million for the year ended December 31, 2005 to income of $9.5 million for the same period in 2006. The issuance of certain units of our predecessor partnership in 2006 resulted in distributions and accretion deductions of $1.2 million from net income in 2006.

Funds from operations

Following the consummation of this offering, our financial reports will include a discussion of funds from operations, or FFO. We consider FFO to be a key measure of our performance which should be considered along with, but not as an alternative to, net income and cash flow as a measure of operating performance and liquidity. As defined by the National Association of Real Estate Investment Trusts, or NAREIT, FFO represents net income (computed in accordance with GAAP), excluding gains from sales of property, plus real estate depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

We believe that FFO is an important supplemental measure of our operating performance. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. The term FFO was designed by the real estate industry to address this issue. Because FFO excludes depreciation and amortization unique to real estate, gains from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year or with other REITs, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, thereby providing perspective not immediately apparent from net income.

We offer this measure to assist the users of our financial performance under GAAP, but FFO is not a financial measure recognized under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. In addition, our calculation of FFO is not necessarily comparable to

Management’s discussion and analysis of financial condition and results of operations

FFO as calculated by other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us. Investors in our securities should not rely on these measures as a substitute for any GAAP measure, including net income.

The following table presents our FFO results for the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2007 and 2008:

	Year ended December 31,				Three months ended March 31,
				2007			2007	2008
				Pro forma as			Pro forma as	Pro forma as
Funds from operations	2005	2006	2007	adjusted	2007	2008	adjusted	adjusted
	(in thousands)

Net (loss) income	$(2,720)	$10,729	$13,124	$	$4,214	$(866)	$	$
Depreciation	4,946	8,295	13,156		3,025	3,464
Gain on sale of assets	—	(500)	—		—	—

Funds From Operations	$2,226	$18,524	$26,280	$	$7,239	$2,598	$	$

➢	FFO decreased $4.6 million, or 63.9%, from $7.2 million for the quarter ended March 31, 2007 to $2.6 million for the quarter ended March 31, 2008. The decrease in FFO was primarily a result of the $5.6 million additional expense for the change in the fair value of our swaps during the period that was an offset to continued investment activity.

➢	FFO increased $7.8 million, or 42.2%, from $18.5 million for the year ended December 31, 2006 to $26.3 million for the year ended December 31, 2007. The increase in FFO was primarily a result of continued investment activity offset by the $7.2 million additional expense for the change in the fair value of our swaps and a loss on impairment of assets of $3.0 million during 2007.

➢	FFO increased $16.3 million, or 741%, from $2.2 million for the year ended December 31, 2005 to $18.5 million for the year ended December 31, 2006. The change resulted primarily from a charge of $13.5 million in 2005 for compensation related expenses.

LIQUIDITY AND CAPITAL RESOURCES

We expect to meet our short-term liquidity requirements generally through net cash provided by operations, existing cash balances and, if necessary, short-term borrowings. We believe that the net cash provided by operations and the net proceeds from this offering will be adequate to fund our operating requirements, debt service and the payment of dividends in accordance with REIT requirements of the federal income tax laws for the next twelve months. We expect to meet our long-term liquidity requirements, such as scheduled debt maturities and property acquisitions, through long-term secured and unsecured borrowings, the issuance of additional equity securities or, in connection with acquisitions of additional properties, the issuance of OP Units of our operating partnership.

Our organizational documents do not limit the amount of indebtedness that we may incur. We intend to repay indebtedness incurred under our credit facilities from time to time, to provide capacity for acquisitions or otherwise, out of cash flow and from the proceeds of issuances of additional common shares and other securities.

We intend to invest in additional properties as suitable opportunities arise and adequate sources of financing are available. We expect that future investments in properties will depend on and will be financed by, in whole or in part, our existing cash, the proceeds from additional issuances of common shares, issuances of OP Units or other securities or borrowings.

Management’s discussion and analysis of financial condition and results of operations

Indebtedness outstanding upon consummation of this offering

Our indebtedness outstanding upon consummation of this offering will be comprised principally of borrowings under our credit facilities. Following the anticipated application of the net proceeds of this offering, we anticipate that we would have had total debt of approximately $      million as of March 31, 2008, based on an initial public offering price of $      per share, the midpoint of the range indicated on the cover of this prospectus. Approximately $      of this anticipated balance is expected to mature on or prior to          .

Contractual obligations

The following table shows the amounts due in connection with the contractual obligations described below as of December 31, 2007.

	Payments due by period
	Less than				More than
	1 year	1-3 years	3-5 years		5 years	Total
			(in thousands)

Mortgage and other notes payable(1)	$5,213	$32,574	$325,983	(2)	$22,586	$386,356
Operating lease payments	426	145	145		133	849

Total	$5,639	$32,719	$326,128		$22,719	$387,205

(1)	Excludes interest payments due on a monthly basis.

(2)	Primarily relates to maturity of indebtedness under our existing credit facilities in September 2011. See “—Borrowing arrangements” below.

Borrowing arrangements

In connection with the formation of our predecessor partnership, our subsidiary Aviv Financing I, LLC, or Aviv Financing I, entered into a five-year credit agreement with LaSalle Bank National Association, or LaSalle, that provided a $185.0 million mortgage term loan facility and a $40.0 million acquisition term loan facility. In addition to the credit agreement, Aviv Financing I entered into an unsecured note arrangement with LaSalle that provided up to $10.0 million for capital expenditures in our properties.

On September 15, 2006, Aviv Financing I amended and restated the credit agreement. The amended and restated credit agreement provided for (i) the conversion of $204.9 million of outstanding mortgage and term loans to Term A Loans, with an aggregate limit of $215.0 million, (ii) Term B Loans up to an aggregate amount of $155.0 million to be used to finance our acquisitions and (iii) as a component of the Term B Loan acquisition facility, a swingline facility up to an aggregate amount of $25.0 million. The amended and restated credit agreement matures on September 15, 2011. On December 31, 2007, the aggregate capacity amount on the Term B Loans was increased to $213.0 million.

On April 1, 2005, Aviv Financing I entered into a $5 million unsecured promissory note to be used for additional capital expenditures in our properties. On January 10, 2006, the note amount was increased to $10 million. As of March 31, 2008, the outstanding balance under the promissory note was $4.0 million at an interest rate of LIBOR plus 2.25% with a maturity date of January 2009.

On March 16, 2007, Aviv Financing I entered into a $6.1 million secured promissory note relating to a construction loan. As of March 31, 2008, the outstanding balance under the promissory note was $5.9 million at an interest rate equal to the prime rate with a maturity date of March 2010.

On October 16, 2007, Aviv Financing I entered into a $15.0 million unsecured promissory note with LaSalle. As of March 31, 2008, the outstanding balance under the promissory note was $14.6 million at an interest rate of 5.25% with a maturity date of December 2010.

Management’s discussion and analysis of financial condition and results of operations

We expect to refinance these credit facilities, in whole or in part, upon the consummation of this offering.

Cash flows

Quarter ended March 31, 2008 compared to quarter ended March 31, 2007

➢	Cash provided by operations increased $2.8 million, or 100%, from $2.8 million for the quarter ended March 31, 2007 to $5.6 million for the same period in 2008. The increase was primarily due to additional rental revenue associated with investment activity in 2007.

➢	Cash used in investing activities decreased $42.5 million, or 98.8%, from $43.0 million for the quarter ended March 31, 2007 to $471,000 for the same period in 2008. The decrease was primarily due to the fact that we made no new investments in the quarter ended March 31, 2008. All of our investment activity for the period was related to capital expenditures in our properties.

➢	Cash provided from financing activities decreased $54.5 million, from $42.1 million for the quarter ended March 31, 2007 to a net use of cash of $12.4 million for the same period in 2008. The decrease was due to the fact that no new investments were made during the quarter ended March 31, 2008.

Year ended December 31, 2007 compared to year ended December 31, 2006

➢	Cash provided by operations increased $4.7 million, or 22.9%, from $20.5 million for the year ended December 31, 2006 to $25.2 million for the same period in 2007. The increase was primarily due to an increase in investment activity during 2006.

➢	Cash used in investing activities decreased $12.8 million, or 15.8%, from $81.0 million for the year ended December 31, 2006 to $68.2 million for the same period in 2007. The decrease was primarily due to a decrease in new investment activity as compared to the prior period. This was partially offset by an increase in capital expenditures in our properties.

➢	Cash provided from financing activities decreased $12.6 million, or 21.3%, from $59.2 million for the year ended December 31, 2006 to $46.6 million for the same period in 2007. New borrowing increased as a result of an increase in investment activity, but was offset by loans made to entities controlled by Messrs. Karkomi and Bernfield in connection with the Internalization.

Year ended December 31, 2006 compared to year ended December 31, 2005

➢	Cash provided by operations increased $12.7 million, or 163%, from $7.8 million for the year ended December 31, 2005 to $20.5 million for the same period in 2006. The increase was primarily due to an increase in investment activity during the period.

➢	Cash used in investing activities increased $69.4 million, or 598%, from $11.6 million for the year ended December 31, 2005 to $81.0 million for the same period in 2006. The increase was primarily due to an increase in investment activity as well as an increase in capital expenditures in our properties.

➢	Cash provided from financing activities increased $42.4 million, or 252%, from $16.8 million for the year ended December 31, 2005 to $59.2 million for the same period in 2006. Borrowing was increased as a result of investment activity.

RECENT DEVELOPMENTS

In June 2008, we entered into a contract to purchase nine facilities and simultaneously lease them back to Evergreen. Seven of these facilities are in California, one is in Washington and one is in Oregon. The purchase price is $72.0 million of which $8.5 million is subject to an earn-out provision.

Management’s discussion and analysis of financial condition and results of operations

In May 2008, we entered into a contract to purchase six acres of land in Salado, Texas for $600,000. We intend to develop, design and build, with Cathedral Rock, a new 120-bed facility and triple-net lease it to Cathedral Rock.

In May 2008, we entered into a contract to purchase six buildable acres of land in Mt. Vernon, Washington for $1.5 million. We intend to develop, design and construct, with Eagle, a new 120-bed facility and triple-net lease it to Eagle.

In April 2008, we purchased an eight acre parcel of land in Searcy, Arkansas for $625,000. We are in the process of developing, designing and constructing, with Convacare, a new 140-bed facility which we will triple-net lease to Convacare.

In April 2008, we purchased an 85-bed facility in Searcy, Arkansas for $2.6 million and simultaneously leased it back to Convacare. We plan to renovate the facility and convert it to residential care use. We also plan to use the facility’s bed rights to build a new facility on land we purchased in Searcy, Arkansas, as described above.

In April 2008, we purchased a 120-bed facility in Hot Springs, Arkansas for $10.4 million and simultaneously leased it back to Convacare. The facility was opened by Convacare in 2007.

In April 2008, we sold our interest in a joint venture that owned a recently constructed 132-bed facility in North Richland Hills, Texas for $2.8 million. We co-developed the facility in 2006 with a joint venture partner and leased the facility to Stonegate.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of the financial statements in conformity with GAAP in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The accompanying consolidated financial statements of Aviv Healthcare Properties Limited Partnership, our predecessor partnership, include the accounts of our predecessor partnership and all controlled subsidiaries and joint ventures. Our predecessor partnership considers itself to control an entity if it is the majority owner of and has voting control over such entity. The portion of the net income or loss attributed to third parties is reported as minority interests on the consolidated statements of operations, and such parties’ portion of the net equity in such subsidiaries is reported on the consolidated balance sheets as minority interests. All significant intercompany balances and transactions have been eliminated in consolidation.

Rental properties

Our predecessor partnership initially recorded all acquired properties at their estimated fair value. Subsequent to its acquisition, all real estate is carried at cost, net of accumulated depreciation. We periodically assess the carrying value of rental properties and related intangible assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to determine if facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. In the event impairment in value occurs and the carrying amount of the rental properties will not be recovered, a provision will be recorded to reduce the carrying basis of the rental properties and related intangibles to their estimated fair value. The estimated fair value of our rental

Management’s discussion and analysis of financial condition and results of operations properties is determined by using customary industry standard methods that include discounted cash flow and/or direct capitalization analysis.

Buildings and building improvements have been assigned estimated 40-year lives and are depreciated on the straight-line method. Personal property, furniture, and equipment have been assigned estimated lives ranging from 7 to 11 years and are generally depreciated on the straight-line method. Maintenance and repairs are expensed as incurred.

We may advance monies to our tenants for the purchase, generally, of furniture, fixtures, or equipment. Required minimum lease payments due from the tenant increase to provide for the repayment of such amounts over a stated term. These advances are reflected as loan receivables on the consolidated balance sheets and the incremental lease payments are bifurcated between principal and interest over the stated term.

Purchase accounting

In determining the allocation of the purchase price of partnerships and properties between net tangible and identified intangible assets acquired and liabilities assumed, we make estimates of the fair value of the tangible and intangible assets and acquired liabilities using information obtained as a result of preacquisition due diligence, marketing, leasing activities, and independent appraisals. We allocate the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of SFAS No. 141, Business Combinations.

The determination of fair value involves the use of significant judgment and estimation. We determine fair values as follows:

➢	Other assets acquired and other liabilities assumed are valued at stated amounts, which approximate fair value.

➢	Rental properties are valued utilizing discounted cash flow projections that assume certain future revenue and costs and consider capitalization and discount rates using current market conditions. We allocate the purchase price of properties to net tangible and identified intangible assets acquired and liabilities assumed based on their fair values.

➢	Assumed debt balances are valued at fair value with the computed discount/premium amortized over the remaining term of the obligation.

We determine the value of land either based on real estate tax assessed values in relation to the total value of the asset, internal analyses of recently acquired, and existing comparable properties within our portfolio or third-party appraisals. The fair value of in-place leases, if any, reflects: (i) above- and below-market leases, if any, determined by discounting the difference between the estimated current market rent and the in-place rentals, the resulting intangible asset or liability of which is amortized to rental revenue over the remaining life of the associated lease plus any fixed rate renewal periods, if applicable; (ii) the estimated value of the cost to obtain tenants, including tenant allowances, tenant improvements, and leasing commissions, which is amortized over the remaining life of the associated lease; and (iii) an estimated value of the absorption period to reflect the value of the rents and recovery costs foregone during a reasonable lease-up period, as if the acquired space was vacant, which is amortized over the remaining life of the associated lease. We also estimate the value of tenant or other customer relationships acquired by considering the nature and extent of existing relationships with the tenant, growth prospects for developing new business with such tenant, such tenant’s credit quality, expectations of lease renewals with such tenant, and the potential for significant, additional future leases with such tenant. We amortize such value, if any, over the expected term of the leases, which would include the remaining terms of the related leases. The amortization is included in the consolidated statements of operations in the item labeled rental income from intangible amortization.

Management’s discussion and analysis of financial condition and results of operations

Revenue recognition

Rental income is recognized on a straight-line basis over the term of the lease when collectability is reasonably assumed. Differences between rental income earned and amounts due under the lease are charged or credited, as applicable, to deferred rent receivable. Additional rents from expense reimbursements for real estate taxes, and certain other expenses are recognized in the period in which the related expenses are incurred.

Derivative instruments

Our predecessor partnership implemented SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (including amendments set forth in SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities), which establishes accounting and reporting standards requiring that all derivatives, including certain derivative instruments embedded in other contracts, be recorded as either an asset or liability measured at their fair value unless they qualify for a normal purchase or normal sales exception. When specific hedge accounting criteria are not met, SFAS No. 133 requires that changes in a derivative’s fair value be recognized currently in earnings. All of the changes in the fair market values of derivative instruments are recorded in the consolidated statements of operations.

Stock-based compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment, which is a revision to SFAS No. 123, Accounting for Stock-Based Compensation. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123, except that SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of operations based on their fair values.

Income taxes

Our predecessor partnership was a limited partnership. Therefore, substantially all federal and state income taxes were recorded by the limited partners of our predecessor partnership. Accordingly, our predecessor partnership did not provide for income taxes.

We intend to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. In order to maintain this status, the regulations require us to distribute at least 90% of our taxable income to stockholders and meet certain other asset and income tests as well as other requirements. Assuming REIT qualification, we will generally not be liable for federal corporate taxes as long as we distribute 100% of our taxable income and net capital gains.

Goodwill

Subsequent to the Recapitalization Transactions and the consummation for accounting purposes of the acquisition of AAM, we will have goodwill on our balance sheet. Goodwill is not amortized but is tested for impairment at least annually or after a triggering event has occurred requiring such a calculation in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets.

PREDECESSOR PARTNERSHIP

Our predecessor partnership, Aviv Healthcare Properties Limited Partnership, was formed in 2005 for the purpose of combining various entities with varying ownership. Our predecessor partnership refinanced the respective debt obligations of the contributed entities, as well as covered the expenses of the transaction with our credit facilities.

Management’s discussion and analysis of financial condition and results of operations

For accounting purposes, in accordance with the provisions of SFAS No. 141, Business Combinations, the largest of the combining entities, Massachusetts, was determined to be the accounting acquiror in the transaction and its assets, liabilities, and equity continue to be reported in the consolidated financial statements at their historical cost. All remaining real estate assets, effective on their respective acquisition dates, were deemed to have been acquired by Massachusetts and these acquired assets and liabilities were recorded on such dates at their fair value in accordance with the purchase method of accounting. The results of operations for Massachusetts are included for all periods presented. The results of operations for all other acquired real estate assets are included for periods subsequent to their acquisition date.

Prior to October 16, 2007, our predecessor partnership was externally advised by AAM. On October 16, 2007, the owners of AAM contributed their ownership interests in AAM to our predecessor partnership in exchange for a newly issued class of partnership units (the “Internalization”). These partnerships units will be redeemed at the time of the Recapitalization Transactions.

Prior to the Internalization, our predecessor partnership had no employees and relied solely on AAM for investment and portfolio management services. At the time of the Internalization, AAM became a wholly owned subsidiary of our predecessor partnership, but the Internalization did not meet all of the requirements for AAM to be deemed a consolidated subsidiary for financial reporting purposes. As a result of the Recapitalization Transactions, AAM will become a consolidated subsidiary and will be reported as such.

AVIV REIT, INC.

We were incorporated as a Maryland corporation on June 18, 2008 in anticipation of this offering. As a result of the Recapitalization Transactions and upon the consummation of this offering, we will be a holding company and our primary assets will be our general partnership interest and OP Units in our operating partnership. See “Our Structure.”

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We use some derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. Upon the consummation of this offering and the Recapitalization Transactions, we expect to have outstanding approximately $      million of consolidated debt. We expect approximately $      million, or     %, of our total consolidated debt will be variable rate debt. We expect that approximately $      million, or     %, of our total indebtedness upon the consummation of this offering and the Recapitalization Transactions will be subject to fixed interest rates for a minimum of two years.

We had 14 interest rate swaps in place in an aggregate amount of $327.1 million as of March 31, 2008. If LIBOR were to increase by 100 basis points, the increase in interest expense on our pro forma variable rate debt would decrease future earnings and cash flows by approximately $     . Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure. The fair value of our debt outstanding as of March 31, 2008 was approximately $385.2 million.

Business

OUR COMPANY

We are a self-administered real estate investment trust, or REIT, that focuses on the ownership, acquisition and development of healthcare properties, principally skilled nursing facilities, or SNFs. We generate our revenues by entering into long-term triple-net leases with qualified local, regional and national operators throughout the United States. We believe that we have one of the largest portfolios of triple-net leased SNFs in the United States. As of March 31, 2008, our portfolio consisted of 156 properties with 15,187 licensed beds in 20 states leased to 33 operators. For the year ended December 31, 2007 and for the quarter ended March 31, 2008, our revenues were $72.4 million and $19.2 million, respectively.

We, through our predecessor entities, have been in the business of financing operators of SNFs for over 25 years. We focus on cultivating close relationships with our tenants and work closely with them to help them achieve their business objectives. As a result of these efforts, we are in a position to make additional investments and expand our business. We make our investments primarily through sale-leaseback and acquisition-lease transactions, although we also offer our tenants a variety of other forms of financing, including ground-up development-lease transactions and tenant loans.

Since April 2005, we made approximately $318 million of acquisitions, principally SNFs. These acquisitions consisted of 75 properties with 8,134 licensed beds in 15 states leased to 23 operators. We have a long, successful track record of acquisitions, developments and other investments involving healthcare properties, principally SNFs. We have an active pipeline of acquisitions and development projects and we expect this pipeline to continue in the future.

We believe that market conditions are favorable for SNF investments. We expect our tenants to benefit from the aging of the U.S. population. New supply of SNFs is limited by regulatory requirements in many states, which should also enhance our tenants’ cash flows. The nursing home market is highly fragmented, with only 6.9% of SNFs in the United States owned by publicly-traded healthcare REITs, as of December 31, 2007. Accordingly, we believe that there is substantial opportunity for us to continue to make attractive investments in SNF assets.

OUR COMPETITIVE STRENGTHS

We believe the following strengths serve as the foundation for our business:

➢	Relationship Focused Business. We believe that our tenants’ success translates into our success. Over the past 25 years, our management team has developed an extensive network of relationships with qualified local, regional and national operators of SNFs throughout the United States. We work closely with our tenants to help them achieve their business objectives and thereby strengthen our relationships. We believe our strong reputation allows us to continue to expand this network. Our close relationships with our tenants have resulted in consistent repeat business. 118 of our 156 properties are leased to operators with whom we have had a relationship for at least 5 years, and 63 of our 156 properties are leased to operators with whom we have had a relationship for at least 10 years.

➢	Ability to Identify Talented Operators. As a result of our many years of experience, industry contacts and insight, we are able to identify qualified local, regional and national operators to successfully triple-net lease our properties. We seek operators that possess local market knowledge, demonstrate hands-on management, have proven track records, are management owned and controlled and emphasize patient care. We are able to identify talented operators that fall below the radar of other capital sources. Our management team’s experience gives us a key advantage to make sound judgments about an operator’s character and professional ability.

Business

➢	Disciplined Investing. We are disciplined and selective about the investments we make. Our underwriting process includes thorough evaluations of the track record and history of each operator, the facility condition, the market area for each building and the reimbursement environment. We pursue a strategy of multiple tenants in each of our markets and multiple facilities for each of our tenants. We only make investments that meet the high standard and profile we look for. This approach has contributed to our ability to collect 99.9% of our rent over the three years ended December 31, 2007.

➢	Active Pipeline and Established Acquisition Track Record. We, through our predecessor entities, have been in the business of financing operators of SNFs for over 25 years. Since April 2005, we made approximately $318 million of acquisitions, principally SNFs. We have an active pipeline of acquisitions and development projects and we expect this pipeline to continue in the future. We focus on investments with attractive yields, with new and existing tenants, in new and existing states and that create long-term value for us and our tenants.

➢	Diversified Portfolio with Attractive Leases. We lease our properties to a diversified group of 33 operators with no single operator representing more than 16.3% of rent under existing leases for the quarter ending March 31, 2008. We have a geographically diversified portfolio of properties located in 20 states, with no state representing more than 18.4% of rent under existing leases for the quarter ending March 31, 2008. Our properties are subject to long-term triple-net leases and typically have annual escalations of 2%-3%. As of March 31, 2008, our leases had an average remaining existing term of 10.2 years. As of March 31, 2008, 130 of our 156 properties were subject to master leases or were cross-defaulted, which provides additional credit support for the performance of an individual property.

➢	Proactive Portfolio Management. We have implemented effective systems to monitor the performance of our tenants and properties. We have regular and ongoing contact with our tenants, visit our properties on a regular basis, and closely monitor the financial and overall performance of each property. All of this knowledge helps position us to re-lease properties on a proactive basis as it becomes necessary or desirable. In addition, our daily focus on portfolio management enables us to identify strategic opportunities to fund capital expenditures, which enhance a facility’s physical plant, market position, occupancy and growth prospects.

➢	Experienced Senior Management Team with Significant Ownership. Many members of our management team have been with us for 10 years or more, have significant industry experience and also have a meaningful ownership stake. Craig Bernfield, our Chairman, President and Chief Executive Officer, and Zev Karkomi, our Chairman Emeritus, have more than 45 years of combined experience in the acquisition, development and disposition of SNFs and other healthcare facilities. Messrs. Karkomi and Bernfield co-founded our predecessor partnership. Upon consummation of this offering, Messrs. Karkomi and Bernfield and certain of their related parties will have fully diluted ownership (including OP Units in our operating partnership, which are convertible into shares of our common stock) of % and %, respectively.

OUR STRATEGY

The primary elements of our growth strategy are to:

➢	Continue to Develop and Expand Our Relationships. While we believe that many of our competitors seek to accumulate properties, we strive to accumulate relationships. We work closely with our tenants to identify acquisition, development and other investment opportunities in their local markets, as well as new markets. This strategy is a catalyst for our growth and enhances our existing relationships. We intend to continue to expand and improve our extensive network of relationships that we have built and cultivated over the years.

Business

➢	Identify Additional Talented Operators and Acquisition Opportunities. We will continue to expand our portfolio by identifying additional talented operators and SNF acquisition opportunities. We intend to capitalize on our active pipeline as well as our successful track record of acquisition and growth. When making investments in properties, we will continue to focus on qualified local, regional and national operators that meet our investment criteria, including our standards for quality and experience of management. We also expect to continue to work with our tenants to help them identify new acquisition opportunities. We have more than five professionals focused on sourcing, pursuing and executing transactions and an experienced team that supports the acquisition and underwriting process.

➢	Strategically Offer Tenants Additional Capital. We plan to continue to support our tenants by opportunistically providing capital to them for a variety of purposes, including capital expenditures, modernization of facilities and loans. These investments support our tenants and allow us to create additional revenue from our existing portfolio. These investments also frequently enable us to extend our lease terms prior to expiration.

➢	Pursue Strategic Development Opportunities. We work closely with our tenants to identify strategic development opportunities. These opportunities may involve replacing or renovating buildings in our portfolio that may become less competitive. We also endeavor to identify new developments that present an attractive opportunity and complement our existing portfolio. We strive to pursue these projects with existing operator relationships, working together to identify, design, develop and construct the projects. We have recently completed new developments in Arkansas, Texas and Washington, and have new developments in process in Arkansas, Illinois, Texas and Washington.

➢	Opportunistically Acquire Other Healthcare Property Types. We opportunistically acquire assisted living facilities, independent living facilities, retirement communities and facilities offering a continuum of care. When evaluating these transactions, we will seek to enter into triple-net leases with experienced operators that meet our investment criteria.

OUR PORTFOLIO

As of March 31, 2008, our portfolio consisted of 156 properties, principally SNFs, with 15,187 licensed beds in 20 states leased to 33 operators. As of March 31, 2008, our properties consisted of 141 SNFs, six continuum of care facilities, five assisted living facilities, two independent living facilities and two parcels of vacant land. As of March 31, 2008, our portfolio consisted of 151 owned properties, two leased properties and three properties for which we provide asset management services only. As of March 31, 2008, 130 of our 156 properties were subject to master leases or were cross-defaulted.

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We lease our properties to a diversified group of 33 operators with no single operator representing more than 16.3% of our rent under existing leases for the quarter ending March 31, 2008. We closely monitor the performance of the properties operated by our tenants. The following table summarizes information about our properties as of March 31, 2008:

Operator diversification
	Number of	Number of	Percentage of total
Operator(1)	facilities	licensed beds	rent(2)

Cathedral Rock	18	1,704	16.3%
Daybreak	28	2,728	13.0%
SunMar	6	890	8.8%
Evergreen	11	1,138	8.2%
Eagle	11	830	7.6%
Brighten	5	645	6.5%
SunBridge	15	973	6.2%
Saber	5	578	4.3%
Infinia	5	403	3.4%
Deaconess	5	544	3.2%
Hi-Care	5	514	3.1%
Trinity	8	476	2.5%
Ridgecrest	1	212	1.8%
Convacare	3	540	1.7%
Covenant Care	2	302	1.7%
Lion	1	330	1.4%
Deseret	2	142	1.3%
Para & Pali	2	145	1.1%
Homestead	6	613	1.0%
Heyde	2	175	1.0%
Bridgemark	1	122	0.9%
Gilmer Senior Care	1	112	0.8%
Hope Care	2	90	0.7%
Community Care	1	117	0.6%
Northpoint Senior Services	1	123	0.6%
Concepts	2	198	0.5%
Fountain Retirement	1	130	0.4%
Health Dimensions	1	90	0.4%
InnoVenture	1	65	0.3%
Markleysburg	1	52	0.3%
Northwest Bec-Corp	1	32	0.3%
Hometown	1	56	0.1%
Stonegate	1	118	0.0%

Total	156	15,187	100.0%

(1)	Throughout this prospectus, we refer to operators and tenants by their commonly-known trade names; however, each operator or tenant may operate through a variety of legal entities, some or all of which may not be under common ownership and properties may not be subject to master leases or cross-defaulted. In addition, we use the words “operator” and “tenant” interchangeably when referring to these unaffiliated third parties.

(2)	Total rent represents the rent under existing leases for the quarter ended March 31, 2008.

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We have a geographically diversified portfolio of facilities located in 20 states with no state representing more than 18.4% of our rent under existing leases for the quarter ended March 31, 2008. The following table summarizes information about our properties as of March 31, 2008.

State diversification
	Number of	Number of	Percentage of
State	facilities	licensed beds	total rent(1)

Texas	42	4,275	18.4%
California	16	1,511	12.6%
Missouri	10	1,190	9.7%
Washington	12	779	8.0%
New Mexico	9	782	6.8%
Ohio	6	672	6.1%
Illinois	8	882	6.1%
Massachusetts	14	877	5.9%
Pennsylvania	4	503	5.2%
Arizona	5	691	4.7%
Idaho	5	462	2.9%
Oregon	5	417	2.6%
Arkansas	5	738	2.1%
Nebraska	2	282	1.9%
Minnesota	3	210	1.7%
Wisconsin	3	265	1.4%
Michigan	2	240	1.2%
Kansas	2	152	1.0%
Montana	2	174	0.9%
Utah	1	85	0.8%

Total	156	15,187	100.0%

(1)	Total rent represents the rent under existing leases for the quarter ended March 31, 2008.

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LEASE EXPIRATION

The following table sets forth information regarding the expiration dates of our leases as of March 31, 2008:

	Number of properties		Percentage of
Year	with leases expiring		total rent(1)

2008	1		0.3%
2009	1		0.8%
2010	2		0.5%
2011	5		2.1%
2012	3		1.3%
2013	6		4.7%
2014	3		2.6%
2015	11		6.2%
2016	56		29.5%
2017	11		5.0%
2018	10		5.3%
Thereafter	45		41.7%

Total	154	(2)	100%

(1)	Total rent represents the rent under existing leases for the quarter ended March 31, 2008.

(2)	The total number of properties with leases expiring includes two additional leases for CONs and excludes three properties for which we provide asset management services only and one lease related to an investment that we sold in April 2008.

RECENT DEVELOPMENTS

In June 2008, we entered into a contract to purchase nine facilities and simultaneously lease them back to Evergreen. Seven of these facilities are in California, one is in Washington and one is in Oregon. The purchase price is $72.0 million of which $8.5 million is subject to an earn-out provision.

In May 2008, we entered into a contract to purchase six acres of land in Salado, Texas for $600,000. We intend to develop, design and build, with Cathedral Rock, a new 120-bed facility and triple-net lease it to Cathedral Rock.

In May 2008, we entered into a contract to purchase six buildable acres of land in Mt. Vernon, Washington for $1.5 million. We intend to develop, design and construct, with Eagle, a new 120-bed facility and triple-net lease it to Eagle.

In April 2008, we purchased an eight acre parcel of land in Searcy, Arkansas for $625,000. We are in the process of developing, designing and constructing, with Convacare, a new 140-bed facility which we will triple-net lease to Convacare.

In April 2008, we purchased an 85-bed facility in Searcy, Arkansas for $2.6 million and simultaneously leased it back to Convacare. We plan to renovate the facility and convert it to residential care use. We also plan to use the facility’s bed rights to build a new facility on land we purchased in Searcy, Arkansas, as described above.

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In April 2008, we purchased a 120-bed facility in Hot Springs, Arkansas for $10.4 million and simultaneously leased it back to Convacare. The facility was opened by Convacare in 2007.

In April 2008, we sold our interest in a joint venture that owned a recently constructed 132-bed facility in North Richland Hills, Texas for $2.8 million. We co-developed the facility in 2006 with a joint venture partner and leased the facility to Stonegate.

OUR INDUSTRY AND MARKET OPPORTUNITY

We are a REIT that invests in healthcare facilities, principally SNFs, located in the United States. According to The Centers for Medicare & Medicaid Services, or CMS, healthcare is one of the largest industries in the United States and was responsible for approximately 16.0% of U.S. gross domestic product, or GDP, in 2006. Historically, healthcare spending has increased at a greater rate than overall GDP growth, resulting in the healthcare industry becoming a larger part of overall U.S. expenditures. By 2017, CMS projects that U.S. expenditures on healthcare products and services will increase to 19.5% of GDP. Furthermore, according to CMS, total U.S. healthcare expenditures are projected to grow from approximately $2.1 trillion in 2006 to $4.3 trillion in 2017.

Within the healthcare industry, we focus specifically on the approximately $125 billion U.S. nursing home market by purchasing and triple-net leasing healthcare properties, principally SNFs, to local, regional and national operators. The nursing home market is highly fragmented and, according to the American Health Care Association, comprises approximately 15,800 facilities with approximately 1.7 million certified beds as of December 2007. As of March 31, 2008, only 6.9% of SNFs were owned by public REITs. We believe the key underlying trends within the industry are favorable, with national nursing home expenditures expected to grow from approximately $125 billion in 2006 to $218 billion in 2017, according to CMS, representing a 5.2% CAGR.

This growth will be driven, in part, by the aging of the population and increased life expectancies. According to the U.S. Census Bureau, the number of Americans aged 65 or older is expected to increase from approximately 37 million in 2006 to approximately 48 million in 2017, representing a CAGR from 2006 of 2.5%, compared to a total U.S. population CAGR of 0.8% over the same period. The number of Americans aged 85 and over is forecasted to more than double from 4.2 million in 2000 to 9.6 million by 2030.

We expect that the growth of the elderly population in the United States will continue to cause healthcare costs to increase at a faster rate than the available funding from government-sponsored healthcare programs. In response, the federal government has adopted cost containment measures that encourage the treatment of patients in more cost effective settings, such as SNFs, for which the staffing requirements and associated costs are often significantly lower than at short or long-term acute-care hospitals, or LTACHs, in-patient rehabilitation facilities, or IRFs, or other post-acute care settings. Recent regulatory changes have created incentives for LTACHs and IRFs to minimize patient lengths of stay and placed limits on the type of patient that can be admitted to these facilities, thereby increasing the demand for skilled nursing care. At the same time, the government has increased Medicare funding to SNFs for the treatment of high-acuity patients to a level at which we believe these providers can deliver effective clinical outcomes. As a result, we believe that many high-acuity patients that would have been previously treated in LTACHs and IRFs are increasingly being cared for in SNFs. We believe that these trends will support a growing demand for the services provided by SNF operators, which in turn will support a growing demand for our properties.

Under Medicare, SNFs are paid according to a prospective payment system that involves grouping patients according to the type and intensity of services they require and setting a daily payment rate for each payment group. Effective January 1, 2006, nine new high-acuity patient payment groupings were

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added to facilitate SNF admittance of higher acuity patients. In addition, a previously established set of temporary payments applicable to the SNF patient population were allowed to expire. This created a simpler system in which payment rates are updated annually using a SNF market basket index, which is a measure of the change in the price of goods and services used in providing care for Medicare beneficiaries in a SNF. In July 2007, CMS increased payment rates by the amount of the full market basket update of 3.3%. In May 2008, CMS indicated that the 2006 addition of nine high-acuity patient payment groupings did not achieve the budget neutrality it had intended and as a result proposed recalibrating its SNF acuity profile index, an action that it expects will reduce Medicare reimbursement on average by 3.3% for fiscal year 2009. However, this would be largely offset by a simultaneous 3.1% proposed market basket increase.

Additionally, Medicaid programs, which are state-administered medical assistance program for the indigent, are a significant source of revenues for our tenants and are impacted by fluctuations in state budgets. Medicaid reimbursement rates are generally lower than reimbursement provided by Medicare. Rapidly increasing Medicaid spending, combined with slower state revenue growth, has led many states to institute measures aimed at controlling spending growth.

The growth in the total demand for SNF services has resulted in a greater need for many of our tenants to access capital for growth. Tenants are increasingly relying on capital sources such as us to finance acquisitions so they may deploy their capital into their operations. To generate liquidity, tenants also often decide to sell real estate assets and lease them back. These sale-leaseback transactions help our tenants realize the full value of their real estate with 100% financing, which is not generally available with conventional mortgage loans.

COMPETITION

The market for making investments in healthcare facilities is highly competitive and fragmented. We compete with other public and private companies who provide lease and/or mortgage financing to operators of a variety of different types of healthcare properties. We also face competition leasing available properties to prospective operators. We compete with these other companies based on reputation, purchase price and financing alternatives offered and the relationship that develops during the term of the lease.

We believe there has been a trend in our industry over the last few years of companies pursuing large portfolio transactions. In addition, we believe our industry has also experienced a trend over the last few years of companies seeking to diversify into other asset classes and away from SNFs. In contrast, we have focused, and will continue to focus, on smaller and middle-market transactions, primarily involving SNFs. We have experience identifying and underwriting the abilities of qualified local, regional and national operators. We believe that this experience helps us identify new tenant relationships and new opportunities with existing relationships that fall below the radar of other capital sources. We believe that our continued focus on SNFs has enabled us to develop broad expertise in the markets in which we compete.

REGULATION

Typically, operators of SNFs receive significant funding from governmental programs and are regulated by the states and the federal government. Operators of SNFs are subject to federal and state laws that regulate the type and quality of the nursing care provided, ancillary services (e.g., respiratory, occupational, physical and infusion therapies), qualifications of the administrative personnel and nursing staff, the adequacy of the physical plant and equipment, distribution of pharmaceuticals, reimbursement and rate setting and operating policies. In addition, most, if not all, of our tenants are subject to extensive laws and regulations pertaining to healthcare fraud and abuse, including kickbacks

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and false claims. The following discussion describes certain material U.S. federal and state healthcare laws and regulations that may affect our operations and those of our tenants. However, the discussion does not address all applicable federal, state and local healthcare laws and regulations that could affect our operations and those of our tenants.

Licensing and certification

The primary regulations that affect SNFs are the states’ licensing laws that regulate, among other matters, the number of licensed beds, the provision of services, the distribution of pharmaceuticals, equipment, staffing (including professional licensing), operating policies and procedures, fire prevention measures, environmental matters and compliance with building and safety codes. In granting and renewing these licenses, the regulatory authorities consider numerous factors relating to a facility’s physical plant and operations, including admission and discharge standards and staffing and training. A decision to grant or renew a license is also affected by a facility’s record with respect to consumer rights and medication guidelines and rules. Generally, SNFs are required to be licensed on an annual or bi-annual basis and to be certified for participation in the Medicare and Medicaid programs. These facilities are subject to surveys by various regulatory agencies that determine compliance with federal, state and local laws. Surveys may identify deficiencies which require time consuming and expensive plans of correction. Failure of a facility to implement and complete a plan of correction may result in loss of licensure and/or certification for participation in Medicare and Medicaid. The cost of implementing a plan of correction may be expensive and impair our tenants’ ability to meet their obligations to us.

If we have to re-lease a facility, our ability to do so may be affected by federal and state rules and policies governing changes in control. Under current Medicare and Medicaid rules and regulations and provider contracts, a successor tenant that assumes an existing provider agreement may be subject to certain liabilities of the previous tenants, including overpayments, terms under any existing plan of correction and possibly sanctions and penalties.

In addition, some states have laws that require governmental approval, in the form of a CON or similar certification that generally varies by state and is subject to change, prior to the addition or construction of new beds, the addition of services or certain capital expenditures. CON laws generally require an applicant to demonstrate the need for constructing a new facility, expanding an existing facility, changing the ownership or control of an existing licensed facility, or terminating services that have been approved through the CON process. The CON laws and regulations may restrict our ability to add new properties or expand an existing property’s size or services. In addition, CON laws may constrain our ability to lease a particular property to a new tenant.

Medicare and Medicaid overview

Medicare Program Description.  Medicare is a federally funded program that provides certain healthcare benefits to persons aged 65 and over, some disabled persons and persons who qualify for the End-Stage Renal Disease Program. Medicare is administered by CMS and consists of: hospital insurance (Part A) which pays for inpatient hospital care; and supplemental medical insurance (Part B), which pays for physicians’ services, outpatient hospital services and some other services.

Part A is usually provided automatically to persons 65 years of age or over and to most persons who are disabled for at least 24 months and are entitled to Social Security or Railroad Retirement benefits, and to persons with end stage renal disease. It reimburses participating institutional providers for the inpatient hospital, skilled nursing facility and home health and hospice services provided to enrollees. Part B benefits are available to almost all citizens aged 65 and over, disabled beneficiaries and

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beneficiaries with end stage renal disease entitled to Medicare Part A. Nearly all persons enrolled in Part A also enroll in Part B.

Medicare Reimbursement Analysis.  Under Medicare, SNFs are paid according to a prospective payment system that involves grouping patients according to the type and intensity of services they require and setting a daily payment rate for each payment group. Effective January 1, 2006, nine new high-acuity patient payment groupings were added to facilitate SNF admittance of higher acuity patients. In addition, a previously established set of temporary payments applicable to the SNF patient population were allowed to expire. This created a simpler system in which payment rates are updated annually using a SNF market basket index, which is a measure of the change in the price of goods and services used in providing care for Medicare beneficiaries in a SNF. In July 2007, CMS increased payment rates by the amount of the full market basket update of 3.3%. In May 2008, CMS indicated that the 2006 addition of nine high-acuity patient payment groupings did not achieve the budget neutrality it had intended and as a result proposed recalibrating its SNF acuity profile index, an action that it expects will reduce Medicare reimbursement across-the-board by 3.3% for fiscal year 2009. However, this will be largely offset by a simultaneous 3.1% proposed market basket increase.

Medicaid Program Description.  Medicaid is a medical assistance program for low-income individuals. Medicaid is jointly funded by the federal and state governments, but is administered by individual states operating within federal guidelines. The federal government sets broad national guidelines to qualify for federal funding, under which states establish their own eligibility standards, determine the type, amount, duration and scope of services, set the rate of payment for such services and administer their own programs. Because of this structure, Medicaid programs vary considerably from state to state, as well as within each state over time. The federal government pays a share of the medical assistance expenditures under each state’s Medicaid program. That share, known as the Federal Medical Assistance Percentage, is determined annually by a formula that compares a state’s average per capital income level with the national income average. A state with a higher per capital income level is reimbursed for a smaller share of its costs, but in all cases the federal share is at least fifty percent.

Fraud and abuse and other related laws

Skilled nursing facilities are subject to the federal anti-kickback statute which generally prohibits persons from offering, providing, soliciting or receiving remuneration to induce either the referral of an individual or the furnishing of a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Various state false claim and anti-kickback laws also may apply to our tenants. Violation of any of the foregoing statutes can result in criminal and/or civil penalties against a tenant. Facilities also are subject to related federal, state and local laws and regulations which govern the operations and financial and other arrangements that may be entered into by healthcare providers. Certain of these laws prohibit direct or indirect payments of any kind for the purpose of inducing or encouraging the referral of patients for medical products or services reimbursable by governmental programs.

Further, skilled nursing facilities (and assisted living facilities that receive Medicaid payments) are subject to substantial financial penalties under the Civil Monetary Penalties Act and the False Claims Act. These laws and related state laws prohibit making false claims and require providers to furnish only medically necessary services and submit to the government valid and accurate statements for each service. In recent years, prosecutors have used these laws to attack perceived deficiencies in the quality of care provided to residents. Some facilities facing such prosecutions have been forced to enter into corporate integrity agreements, some of which have required the transfer of the license to another operator. Sanctions under these laws and regulations may include, but are not limited to, criminal and/or civil penalties and fines and a loss of licensure and immediate termination of governmental

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payments. In certain circumstances, violation of these rules (such as those prohibiting abusive and fraudulent behavior) with respect to one facility may subject other facilities under common control or ownership to sanctions, including disqualification from participation in the Medicare and Medicaid programs. In addition, the False Claims Act includes “whistleblower” provisions that permit private individuals to bring an enforcement action in the name of the government. Private enforcement of healthcare fraud has increased due in large part to amendments to the False Claims Act that encourage private individuals to sue on behalf of the government. These whistleblower suits by private individuals may be filed by almost anyone, including present and former patients and nurses and other employees.

Skilled nursing facilities are also subject to the federal Physician Self-Referral Law, commonly referred to as the Stark Law. The Stark Law generally prohibits a physician with a financial relationship with an entity from referring, and the entity with which the physician has a financial relationship from submitting claims to Medicare for certain designated services unless the relationship satisfies one of the exceptions for a financial relationship under the Stark Law. Similar prohibitions on physician self-referrals and submission of claims apply to state Medicaid programs.

Still other laws require providers to comply with a variety of safety, health and other requirements relating to the condition of the licensed facility and the quality of care provided. In the ordinary course of its business, our tenants are regularly subjected to inquiries, investigations and audits by federal and state agencies that oversee these laws and regulations.

The Health Insurance Portability and Accountability Act of 1996, which became effective January 1, 1997, greatly expanded the definition of healthcare fraud and related offenses and broadened its scope to include private healthcare plans in addition to government payors. It also greatly increased funding for the Department of Justice, Federal Bureau of Investigation and the Office of the Inspector General, or the OIG, of the Department of Health and Human Services to audit, investigate and prosecute suspected healthcare fraud. The OIG has focused on detecting fraudulent billing practices committed by home health agencies, durable medical equipment suppliers, hospice programs and skilled nursing facilities in certain states participating in a demonstration project. Additionally, the administrative simplification provisions of this law provide for communication of health information through standard electronic transaction formats and for the privacy and security of health information. In order to comply with the regulations, healthcare providers must undergo significant operational and technical changes, and these modifications may represent significant costs for our tenants. These additional costs may, in turn, adversely affect the ability of our tenants to meet their obligations to us.

Finally, government investigation and enforcement of healthcare laws has increased over the past several years and is expected to continue. Some of these enforcement actions represent new legal theories and expansions in the application of false claims laws. For example, there have been a number of complaints filed and settlements entered into by the United States Attorneys Office in the Eastern District of Pennsylvania alleging that the failure to meet certain conditions of participation renders claims for the care false on the theory that inadequate care was provided.

ENVIRONMENTAL MATTERS

In addition to environmental risks relating to releases of hazardous substances, our properties are subject to environmental laws regulating, among other things, air emissions, wastewater discharges and the handling and disposal of wastes, including medical wastes. Certain of our properties utilize above or underground storage tanks to store heating oil for use at the properties. Other properties were built during the time that asbestos-containing building materials were routinely installed in residential and commercial structures. Our leases obligate our tenants to comply with applicable environmental laws and to indemnify us if their noncompliance results in losses or claims against us. A tenant’s failure to comply could result in fines and

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penalties or the requirement to undertake corrective actions which may result in significant costs to the tenant and thus adversely affect their ability to meet their obligations to us.

Pursuant to U.S. federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate, remove and/or remediate a release of hazardous substances or other regulated materials at, or emanating from, such property. Further, under certain circumstances, such owners or operators of real property may be held liable for property damage, personal injury and/or natural resource damage resulting from or arising in connection with such releases. Certain of these laws have been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The failure to properly remediate the property may also adversely affect the owner’s ability to lease, sell or rent the property or to borrow funds using the property as collateral.

In connection with the ownership of our current or past properties and any properties that we may acquire in the future, we could be legally responsible for environmental liabilities or costs relating to a release of hazardous substances or other regulated materials at or emanating from such property. In order to assess the potential for such liability, we engage a consultant to conduct an environmental assessment of each property prior to acquisition and oversee our properties in accordance with environmental laws. Most of our leases contain a comprehensive environmental provision that requires tenants to conduct all activities in compliance with environmental laws and to indemnify the owner for any harm caused by the failure to do so. In addition, we have engaged qualified, reputable and adequately insured environmental consulting firms to perform environmental site assessments of all of our properties and are not aware of any environmental issues that are expected to have a material impact on the operations of any property. See “Risk Factors—Risks Related to Our Business and Operations.”

INSURANCE

Under the terms of our leases, our tenants are required to maintain comprehensive general liability, fire, flood, earthquake, boiler and machinery, nursing home or long-term care professional liability and extended coverage insurance with respect to our properties with policy specifications, limits and deductibles set forth in the lease agreement or other written agreement between us and the tenant. In some limited situations, we have agreed in our leases to pay half of the cost of earthquake insurance. We believe that our properties are covered by adequate insurance provided by reputable companies and with commercially reasonable deductibles and limits. Our leases provide that insurance premiums are the responsibility of the tenant, and our tenants are responsible for any increases in premiums.

EMPLOYEES

As of March 31, 2008, we had 16 full-time employees. We believe that our relationships with our employees are good. None of our employees is represented by a union.

OFFICES

Our corporate headquarters are located at 303 West Madison Street, Suite 2400, Chicago, Illinois 60606. We believe that our current offices are adequate for our present and future business operations.

LEGAL PROCEEDINGS

We are not involved in any material litigation nor, to our knowledge, is any material litigation pending or threatened against us, other than routine litigation arising out of the ordinary course of business or which is expected to be covered by insurance and not expected to materially harm our business, financial condition or results of operations.

Management

DIRECTORS AND EXECUTIVE OFFICERS

Upon the consummation of this offering, our board of directors will consist of five individuals, at least a majority of whom will satisfy the NYSE’s listing standards for independence.

Certain information regarding our executive officers, directors and persons who have agreed to become directors upon the consummation of this offering is set forth in the following table:

Name	Age	Position

Craig M. Bernfield	47	Chairman of the Board, Chief Executive Officer and President
Zev Karkomi	84	Chairman Emeritus of the Board
Steven J. Insoft	44	Chief Financial Officer
Samuel H. Kovitz	44	Executive Vice President, General Counsel and Secretary
		Director
		Director
		Director

The following are biographical summaries of the experience of our executive officers and directors.

Craig M. Bernfield.  Mr. Bernfield is our Chief Executive Officer and President and the Chairman of our board of directors. Mr. Bernfield co-founded Aviv in 2005. Prior to that, he was Chief Executive Officer and President of Karell Capital Ventures, Inc., or KCV, which he joined in 1990. Mr. Bernfield has been an investor in the nursing home industry for almost 20 years and was the co-founder of some of the entities that were combined in 2005 in connection with the formation of our predecessor partnership. Mr. Bernfield received a J.D. degree from The University of Chicago Law School and a B.S. degree in Finance from the College of Business at the University of Illinois at Urbana-Champaign.

Zev Karkomi.  Mr. Karkomi is the Chairman Emeritus of our board of directors of Aviv. Mr. Karkomi co-founded Aviv in 2005. Prior to that, he was the Chairman of KCV. Mr. Karkomi has been an investor in the nursing home industry for over 30 years. Mr. Karkomi was the founder or co-founder of the various entities that were combined in 2005 in connection with the formation of our predecessor partnership.

Steven J. Insoft.  Mr. Insoft is our Chief Financial Officer. Prior to joining Aviv, Mr. Insoft spent eight years as a Vice President and Senior Investment Officer of Nationwide Health Properties, Inc., a publicly-traded REIT. Before that, he was President and Chief Financial Officer of CMI Senior Housing & Healthcare, Inc., a privately-held nursing home and assisted living facility operations and development company, for seven years. Mr. Insoft received an M.B.A. from Columbia University and a B.S.E. in Electrical Engineering from the University of Pennsylvania.

Samuel H. Kovitz.  Mr. Kovitz is our Executive Vice President, General Counsel and Secretary. Prior to joining Aviv, Mr. Kovitz was Vice President and General Counsel of KCV, which he joined in 1996. From 1988 to 1996, he practiced law at Rudnick & Wolfe. Mr. Kovitz received a J.D. degree from Northwestern University and a B.S. degree in Accounting from the College of Business at the University of Illinois at Urbana-Champaign.

BOARD OF DIRECTORS

Our charter provides that our board of directors will be divided into three classes as nearly equal in number as possible. Class I directors will initially serve until our 2009 annual meeting of stockholders, Class II directors will initially serve until our 2010 annual meeting of stockholders and Class III

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directors will initially serve until our 2011 annual meeting of stockholders and, in each case, until their successors are duly elected and qualify. At each annual meeting of stockholders beginning in 2009, successors to the class of directors will serve for a three-year term, with each director to hold office until his successor is duly elected and qualified.

BOARD COMMITTEES

Upon the consummation of this offering, our board of directors will appoint an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will have at least three directors and will be composed exclusively of independent directors, by reference to the rules, regulations and listing standards of the NYSE. Our board of directors may from time to time establish other committees to facilitate the management of our company.

Audit committee

The audit committee will help ensure the integrity of our financial statements, the qualifications and independence of our independent auditors and the performance of our internal audit function and independent auditors. The audit committee will select, assist and meet with the independent auditors, oversee each annual audit and quarterly review, establish and maintain our internal audit controls and prepare the report that U.S. federal securities laws require to be included in our annual proxy statement. We expect that           will chair our audit committee and serve as our audit committee financial expert, as that term is defined by the SEC, and           and          will serve as members of this committee.

Compensation committee

The compensation committee will review and approve the compensation and benefits of our executive officers, administer and make recommendations to our board of directors regarding our compensation and stock incentive plans and produce an annual report on executive compensation for inclusion in our proxy statement. We expect that           will chair our compensation committee and           and           will serve as members of this committee.

Nominating and corporate governance committee

The nominating and corporate governance committee will develop and recommend to our board of directors a set of corporate governance principles, adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor our compliance with corporate governance requirements of state and U.S. federal law and the rules and regulations of the NYSE, establish criteria for prospective members of our board of directors, conduct candidate searches and interviews, oversee and evaluate our board of directors and management; evaluate from time to time the appropriate size and composition of our board of directors, recommend, as appropriate, increases, decreases and changes in the composition of our board of directors and formally propose the slate of directors to be elected at each annual meeting of our stockholders. We expect that           will chair our nominating and corporate governance committee and           and           will serve as members of this committee.

CODE OF ETHICS

Upon the consummation of this offering, our board of directors will adopt a code of ethics that applies to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. The code will address, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the

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federal securities laws, confidentiality, trading on insider information and reporting of violations to the code. Upon adoption, a copy of our code of ethics will be posted on our web site at www.avivreit.com.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

There are no compensation committee interlocks and none of our employees will participate on the compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of the compensation arrangements of our named executive officers (defined as our Chief Executive Officer and President, Chief Financial Officer, and Executive Vice President, General Counsel and Secretary) and our directors should be read together with the tables and related footnote disclosures detailed below under the headings “Executive Compensation” and “Director Compensation.” The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ, potentially materially, from the anticipated programs described below.

Compensation program objectives

The primary goal of our executive compensation program is to attract, motivate and retain the top-caliber talent needed to lead us in achieving business success. We currently have a number of different components in our executive compensation program, including base salary, annual bonus awards, and retirement and health/welfare benefits, each of which is designed to support this goal. We anticipate adding equity-based incentive awards to the executive compensation program upon the consummation of this offering. We also anticipate modifying our annual bonus program, which has historically been largely discretionary in nature, to a more formula-based program.

Evolution of our compensation program

Our compensation approach has traditionally been tied to the operation of our business as a closely held private company. Historically, the co-founders of our predecessor partnership, Messrs. Karkomi and Bernfield, have been solely responsible for setting and adjusting the overall design of our pay programs for the named executive officers. Messrs. Karkomi and Bernfield negotiate executive compensation packages as part of the hiring process and review each executive’s compensation as part of the annual performance review and budgeting process. Historically, in setting or adjusting our executive compensation packages, Messrs. Karkomi and Bernfield have not engaged an outside compensation consultant, nor have they used a formal pay philosophy or benchmarking approach. Rather, they have relied upon “going rate” information provided by recruiting firms, our historical pay practices, and wage increase information from various publicly available sources when making decisions about the amounts and forms of compensation provided to our executives. Additionally, our co-founders have considered the following:

➢	seniority, skill, and responsibilities of the particular executive;

➢	internal equity among pay levels of our executive officers; and

➢	the individual performance of each executive officer.

As our business continues to evolve, our approach to compensation and the direction, emphasis and components of our executive compensation programs will evolve to support our business. For example, over time, we expect to add equity incentives to executive pay packages, modify the annual bonus program to be more directly linked to pre-established performance goals and objectives, and use peer

Management

groups and available survey data in determining competitive compensation levels for all of our executive officers. We anticipate that doing so will allow us to offer incentive compensation programs that are more in line with those used by public companies, including our primary competitors. We also believe this approach will provide better alignment with stockholders and create a more objective relationship between pay and performance for our executive officers.

We recently engaged Towers Perrin, an external executive compensation consultant, to conduct an executive pay assessment. This assessment covers base salary levels, short-term incentive awards, and equity incentive awards for our named executive officers, including Mr. Bernfield. Towers Perrin will rely on data from three primary sources in order to define competitive market compensation levels and assist us in formulating compensation ranges and a formal program design for our executive officers. The three data sources will include:

➢	proxy data obtained from publicly-traded REITs of similar-size to us;

➢	proxy data obtained from publicly-traded healthcare industry REITs; and

➢	general industry data obtained from Towers Perrin’s compensation database, adjusted via regression analysis to generate information regarding pay levels for executives of companies of our size.

We anticipate that Towers Perrin will analyze each of these data sources and provide our compensation committee with targeted compensation levels for benchmarked positions generally consistent with median levels observed among the analyzed data, depending on individual facts and circumstances related to the various positions and the available market data.

After the consummation of this offering, we anticipate that management, in consultation, as it deems necessary or advisable, with Towers Perrin, will make annual recommendations of executive base salaries, annual incentives and annual equity-based awards to our compensation committee, which will review the recommendations and make all final decisions with regard to executive compensation programs and packages.

Current executive compensation components

Generally, base salary and annual bonus award opportunities are established for each executive officer by our co-founders. In order to provide more incentive to those executives whose performance can have the greatest impact on our success, we provide senior executive positions with higher bonus award opportunities than we do less senior positions. Generally, for more senior positions, more pay is “at risk.” Benefits are available to all employees regardless of the base salary or annual bonus award opportunity.

Base salary

Salaries for executive officers are established based on position-specific responsibilities, taking into account competitive market compensation for similar positions, the skills and experience of the individual, internal equity among executive officers, individual performance, and other subjective factors deemed relevant by the co-founders. Base salaries have historically been reviewed annually and adjustments made where deemed appropriate, or at other times to reflect significant changes in job responsibilities or market conditions. Current base salary levels may be adjusted as a result of the pending competitive pay review.

Annual bonus awards

Messrs. Karkomi and Bernfield have not received annual bonus awards in any of the prior three fiscal years. The other named executive officers each have bonus targets of     % of base salary.

Management

Bonuses are awarded at the sole discretion of Messrs. Karkomi and Bernfield. The actual amount awarded in a given fiscal year is highly variable and can be eliminated entirely or paid up to the executive’s target percentage based on Messrs. Karkomi and Bernfield’s review of actual performance during the year, based on criteria such as that above. Bonuses are paid in lump sum by March 15th of the following fiscal year.

In fiscal 2007, Messrs. Insoft and Kovitz earned their full potential bonus (     % of base salary).

We intend to seek counsel from Towers Perrin with respect to an approach for future annual bonus awards which more directly aligns with other public companies’ practices and the expectations of stockholders. We intend to transition to a more formal short-term incentive program after the consummation of this offering for all of our executive officers. See “—Transition from Annual Bonus Awards to Annual Incentive Program” for further detail.

Equity awards

Messrs. Karkomi and Bernfield have not received equity awards. Messrs. Insoft and Kovitz, along with all of our other employees, have each been granted Class D units. Specifically, Mr. Insoft received Class D units and Mr. Kovitz received Class D units. All of the Class D units were fully vested on the date of their grant. We are currently considering how the outstanding Class D units will be treated in connection with the consummation of this offering.

Mr. Insoft was also granted phantom partnership units with a value equal to     Class C units on their date of grant in 2007. The phantom partnership units will become vested as to 20% of the original number of phantom partnership units on December 31st of 2008, 2009, 2010, 2011 and 2012, subject to his continued employment with our company. The phantom partnership units will generally be settled in Class C units or cash at our discretion on December 31, 2012. We are currently considering how these outstanding Class C units will be treated in connection with the consummation of this offering.

We anticipate that, in the future, creating long-term value for our stockholders will be supported, in part, by aligning the interests of our executive officers with those of our stockholders through the use of equity-based incentive awards. Therefore, in connection with the consummation of this offering, we plan to adopt for the first time an equity incentive plan. We expect that the equity incentive plan will assist us in attracting, motivating and retaining employees and directors, and will reward these individuals for achievement of long-term financial objectives and company growth that benefits our stockholders. See further detail in “—Establishment of 2008 Long-Term Incentive Plan”.

Benefits and perquisites

Each of our executive officers participates in the retirement and health/welfare benefit plans generally available to all employees. Except for a transportation allowance provided to Mr. Bernfield in the amount of $   for 2007, and other than in rare and unique circumstances, we have not offered any perquisites to our executive officers.

Transition from annual bonus awards to annual incentive program

In connection with the consummation of this offering, we plan to transition away from our historical annual bonus award program to a more formalized annual incentive program. All executive officers will be eligible to participate in our new program. We plan to establish market competitive target award opportunities that can be earned based upon performance against company financial objectives and/or individual performance goals that are communicated in advance to program participants. We anticipate that payouts of annual incentive awards may be higher or lower than these targeted levels and will be

Management

conditioned explicitly on achievement of those objectives and goals. Though our anticipated go-forward program will, in many ways, be similar to our current annual bonus award program, we anticipate the pre-establishment and communication of performance goals will facilitate greater transparency regarding compensation decisions and will better align executives with business/individual objectives that we believe will drive our operating and financial success. The specific details and parameters of our go-forward annual incentive program are anticipated to be finalized subsequent to the consummation of this offering.

Establishment of 2008 long-term incentive plan

In connection with the consummation of this offering, and in order to help facilitate implementation of our future compensation programs as a public company, we intend to adopt the Aviv REIT, Inc. 2008 Long-Term Incentive Plan, or 2008 Long-Term Incentive Plan. The 2008 Long-Term Incentive Plan will be structured with a view to providing our compensation committee with maximum flexibility to structure a compensation program that provides a wide range of potential incentive awards to our executive officers, and directors and employees generally, on a going-forward basis. For example, the plan will provide our compensation committee with the discretion to determine the portion of each executive officer’s total compensation that will consist of awards under the plan, the forms and mix of the awards, and the service-based requirements and/or performance goals the officer will have to satisfy to receive the awards. The compensation philosophy and objectives adopted by our compensation committee after we are a public company will likely determine the structure of the awards granted by our compensation committee pursuant to the new incentive plan.

For a more detailed discussion of the 2008 Long-Term Incentive Plan, see “—Executive Compensation—2008 Long-Term Incentive Plan” below.

Tax implications

Section 162(m) of the Code precludes a public corporation from taking a deduction for compensation in excess of $1 million for its chief executive officer or any of its four other highest paid executive officers, unless such compensation is performance based and certain specific and detailed criteria are satisfied. Our executives, and all other employees, are employed by AAM, which is a subsidiary of our operating partnership, and not by Aviv REIT, Inc. As a result, we believe that none of our employees are subject to the $1 million compensation deduction limit under Section 162(m) of the Code.

Employment agreements

We expect to enter into employment agreements with Messrs. Bernfield, Insoft and Kovitz in connection with the consummation of this offering in order to secure each individual’s services on a long-term basis and to protect us following their termination by securing agreement not to compete with us, solicit our staff, nor disparage us subsequent to termination. The terms and conditions of the employment agreements are being developed by our outside counsel, with input from Towers Perrin and Messrs. Karkomi and Bernfield.

Management

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to our Chief Executive Officer and President, our Chief Financial Officer, and our Executive Vice President, General Counsel and Secretary, each of whom was serving as an executive officer on December 31, 2007.

Summary compensation table

				All
				other
Name and Principal		Salary	Bonus	compensation	Total
Position	Year	($)	($)	($)	($)

Craig M. Bernfield	2007
Chief Executive Officer and President
Steven J. Insoft	2007
Chief Financial Officer
Samuel H. Kovitz	2007
Executive Vice President, General Counsel and Secretary

Grants of plan-based awards

Other than the grants of Class D units and Class C units described above, we have not granted formal incentive awards to our named executive officers. Therefore, there were no grants of plan-based awards during fiscal 2007. Additionally, there were no sales of restricted stock awards and no exercises of outstanding stock options during the year.

Outstanding equity awards at fiscal year end

Equity incentive
plan awards:
			Equity incentive	market or payout
	Number of	Market value of	plan awards:	value of
	shares or	shares or units	number of	unearned shares,
	units of	of stock that	unearned shares,	units, or other
	stock that	have not	units, or other	rights that have
	have not	vested	rights that have	not vested
Name	vested	($)	not vested	($)

Craig M. Bernfield
Chief Executive Officer and President
Steven J. Insoft
Chief Financial Officer
Samuel H. Kovitz
Executive Vice President, General Counsel and Secretary

Management

Potential payments upon termination or change of control

As previously discussed, we expect to enter into employment agreements with Messrs. Bernfield, Insoft and Kovitz in connection with the consummation of this offering. While the terms and conditions of these employment agreements have not been finalized, we anticipate that they may provide for certain payments in connection with change of control transactions.

2008 long-term incentive plan

In connection with the consummation of this offering, we intend to adopt the Aviv REIT, Inc. 2008 Long-Term Incentive Plan. The purposes of the plan will be to attract and retain qualified persons upon whom, in large measure, our sustained progress, growth and profitability depend, to motivate the participants to achieve long-term company goals and to more closely align the participants’ interests with those of our other stockholders by providing them with a proprietary interest in our growth and performance. Our executive officers, employees, consultants and non-employee directors will be eligible to participate in the plan. Under the plan,   shares of our common stock will be available for issuance.

The plan will be administered by our compensation committee, which will interpret the plan and have broad discretion to select the eligible persons to whom awards will be granted, as well as the type, size and terms and conditions of each award, including the exercise price of stock options, the number of shares subject to awards and the expiration date of, and the vesting schedule or other restrictions applicable to, awards.

Type and amount of awards

The plan allows us to grant the following types of awards:

➢	options (non-qualified and incentive stock options);

➢	stock appreciation rights, or SARs;

➢	restricted stock;

➢	restricted stock units;

➢	performance units; and

➢	other stock-based awards.

In any calendar year, no participant may be granted awards for options, SARs, restricted stock, restricted stock units, or performance units (or any other award that is determined by reference to the value of shares of our common stock or appreciation in the value of such shares) that exceed, in the aggregate,      underlying shares of our common stock. No participant may be granted cash awards for any grant year that exceed $      million.

The following are descriptions of the types of awards allowed under the plan:

Stock Options.  Options may be granted by our compensation committee and may be either non-qualified options or incentive stock options. Options are subject to the terms and conditions, including vesting conditions, set by our compensation committee (and incentive stock options are subject to further statutory restrictions that are set forth in the plan). The exercise price for all stock options granted under the plan will be determined by our compensation committee, except that no stock options can be granted with an exercise price that is less than 100% of the fair market value of our common stock on the date of grant. Further, stockholders who own greater than 10% of our voting stock will not be granted incentive stock options that have an exercise price less than 110% of the fair market value of our common stock on the date of grant. The term of all stock options granted under

Management

the plan will be determined by our compensation committee, but may not exceed 10 years (five years for incentive stock options granted to stockholders who own greater than 10% of our voting stock). No incentive stock option may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that optionee, would have an aggregate fair market value in excess of $100,000. In the event an optionee is awarded $100,000 in incentive stock options in any calendar year, any incentive stock options in excess of $100,000 granted during the same year will be treated as non-qualified stock options. Each stock option will be exercisable at such time and pursuant to such terms and conditions as determined by our compensation committee in the applicable stock option agreement. If not otherwise specified in the applicable stock option agreement, 20% of the stock options granted to employees will vest on the first anniversary of the date of grant and the remaining 80% of the stock options will vest in equal monthly installments for the following 48 months, commencing with the month following the first anniversary of the date of grant. Each option gives the participant the right to receive a number of shares of our common stock upon exercise of the option and payment of the exercise price. The exercise price may be paid in cash (including cash obtained through a broker selling the share acquired on exercise) or, if approved by our compensation committee, shares of our common stock or restricted common stock.

Stock Appreciation Rights, or SARs.  All SARs must be granted on a stand-alone basis (i.e., not in conjunction with stock options granted under the plan). A SAR granted under the plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over a specified price, known as the strike price, fixed by our compensation committee, which will not be less than 100% of the fair market value of our common stock on the grant date of the SAR. Payment may be made in cash, shares of our common stock, or other property, in any combination as determined by our compensation committee. If not otherwise specified in the applicable SAR agreement, 20% of the SARs granted to employees will vest on the first anniversary of the date of grant and the remaining 80% of the SARs will vest in equal monthly installments for the following 48 months, commencing the month following the first anniversary of the date of grant.

Restricted Stock and Restricted Stock Units.  Restricted stock is our common stock that is forfeitable until the restrictions lapse. Restricted stock units are rights granted as an award to receive shares of our common stock, conditioned upon the satisfaction of restrictions imposed by our compensation committee. Our compensation committee will determine the restrictions for each award and the purchase price in the case of restricted stock, if any. Restrictions on the restricted stock and restricted stock units may include time-based restrictions, the achievement of specific performance goals or, in the case of restricted stock units, the occurrence of a specific event. Vesting of restricted stock and restricted stock units is conditioned upon the participant’s continued employment. Participants do not have voting rights in restricted stock units. If the performance goals are not achieved or the restrictions do not lapse within the time period provided in the award agreement, the participant will forfeit his or her restricted stock and/or restricted stock units.

Performance Units.  Performance units are any grant of (1) a bonus consisting of cash or other property the amount and value of which, and/or the receipt of which, is conditioned upon the achievement of certain performance goals specified by our compensation committee, or (2) a unit valued by reference to a designated amount of property. Performance units may be paid in cash, shares of our common stock or restricted stock units. Our compensation committee will determine the number and terms of all performance units, including the performance goals and performance period during which such goals must be met. If the performance goals are not attained during the performance period specified in the award agreement, the participant will forfeit all of his or her performance units.

Management

Change of control

Our compensation committee may, in order to maintain a participant’s rights in the event of any change of control of our company, (1) make any adjustments to an outstanding award to reflect such change of control or (2) cause the acquiring or surviving entity to assume or substitute rights with respect to an outstanding award. Furthermore, the compensation committee may cancel any outstanding unexercised options or SARs (whether or not vested) that have an exercise price or strike price, as applicable, that is greater than the fair market value of our common stock as of the date of the change of control. Under the plan, our compensation committee will also have the ability to cash-out any options or SARs (whether or not vested) that have an exercise price or strike price, as applicable, that is less than the fair market value of our common stock as of the date of the change of control and to terminate any options that have an exercise or strike price that equals or exceeds the fair market value of our common stock. Our compensation committee may include further provisions in any award agreement as it may deem desirable regarding a change of control, including, but not limited to, providing for accelerated vesting or payment of an award upon a change of control.

Termination of employment

With respect to stock options and SARs granted pursuant to an award agreement, unless the applicable award agreement provides otherwise, in the event of a participant’s termination of employment or service for any reason other than cause, disability or death, such participant’s stock options or SARs (to the extent exercisable at the time of such termination) will remain exercisable until 90 days after such termination and thereafter will be cancelled and forfeited to us. Unless the applicable award agreement provides otherwise, in the event of a participant’s termination of employment or service due to disability or death, such participant’s stock options or SARs (to the extent exercisable at the time of such termination) will remain exercisable until one year after such termination and thereafter will be cancelled and forfeited to us. In the event of a participant’s termination of employment or service for cause, such participant’s outstanding stock options or SARs will immediately be cancelled and forfeited to us.

Unless the applicable award agreement provides otherwise, (1) with respect to restricted stock, in the event of a participant’s termination of employment or service for any reason other than death or disability, all unvested shares will be forfeited to us, (2) upon termination because of death or disability, all unvested shares of restricted stock will immediately vest, and (3) all performance units and unvested restricted stock units will be forfeited upon termination for any reason.

Amendment and termination

Unless the plan is earlier terminated by our board of directors, the plan will automatically terminate on the date which is ten years following the effective date of the plan. Awards granted before the termination of the plan may extend beyond that date in accordance with their terms. Our compensation committee is permitted to amend the plan or the terms and conditions of outstanding awards, including to extend the exercise period and accelerate the vesting schedule of such awards, but no such action may adversely affect the rights of any participant with respect to outstanding awards without the applicable participant’s written consent and no such action or amendment may violate rules under Section 409A of the Code regarding the form and timing of payment of deferred compensation. Our board of directors must approve any increase in the number of shares issuable under the plan. Stockholder approval of any such amendment will be obtained if required to comply with applicable law or the rules of the NYSE.

Management

Transferability

Unless otherwise determined by our compensation committee, awards granted under the plan are not transferable except by will or the laws of descent and distribution. Our compensation committee will have sole discretion to permit the transfer of an award to certain family members specified in the plan.

Adjustments

In the event a stock dividend, stock split, reorganization, recapitalization, spin-off, or other similar event affects shares such that our compensation committee determines an adjustment to be appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the plan, the compensation committee will (among other actions and subject to certain exceptions) adjust the number and type of shares available under the plan, the number and type of shares subject to outstanding awards and the exercise price of outstanding stock options and other awards. Our board of directors must approve any increase in the number of shares issuable under the plan. Stockholder approval of any such adjustment will be obtained if required to comply with applicable law or the rules of the NYSE.

Pension benefits

None of our employees, including our executive officers, participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified deferred compensation

None of our employees, including our named executive officers, participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

401(k) Plan

We maintain a prototype 401(k) plan for our eligible employees, including our named executive officers. We have not historically made matching contributions or profit sharing contributions to the prototype 401(k) plan. An employee’s deferrals under our prototype 401(k) plan are 100% vested and nonforfeitable when made to the plan.

Other benefit plans

Our employees, including our executive officers, are entitled to various other employee benefits. These benefits include the following: medical, dental and vision care plans; a life insurance plan; and paid time off.

DIRECTOR COMPENSATION

We have not yet determined whether we will pay our directors any compensation prior to the consummation of this offering. Directors will, however, be reimbursed for any out of pocket expenses incurred by them in connection with services provided in such capacity. We expect to establish a director compensation program that will go into effect upon the consummation of this offering. Components of this program are anticipated to include an annual retainer for board service or cash compensation for meetings attended, an annual retainer for serving as chairperson for a board committee, and grants of equity-based compensation awards under the 2008 Long-Term Incentive Plan.

Certain relationships and related transactions

The following is a summary of transactions since January 1, 2005 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Management—Compensation Discussion and Analysis.”

REDEMPTION OF CERTAIN EXISTING PARTNERSHIP UNITS

We will use a portion of the proceeds from this offering to redeem certain existing units of our operating partnership by the payment to entities controlled by Messrs. Karkomi and Bernfield of an aggregate amount equal to $           . One-half of that amount will be paid to an entity controlled by Mr. Karkomi and one-half of that amount will be paid to an entity controlled by Mr. Bernfield. See “Use of Proceeds” and “Our Structure.”

LOANS TO MESSRS. KARKOMI AND BERNFIELD

On October 16, 2007, entities controlled by Messrs. Karkomi and Bernfield each borrowed $15.0 million from our predecessor partnership. On January 2, 2008, our predecessor partnership loaned each of those entities an additional $1.0 million or, collectively, the Karkomi/Bernfield Loans. The Karkomi/Bernfield Loans were evidenced by separate promissory notes executed by entities controlled by Messrs. Karkomi and Bernfield. Each note matured on the earlier of October 15, 2027 or the redemption of certain units of our operating partnership.

On June 30, 2008, the borrowers under the Karkomi/Bernfield Loans repaid those loans in full. The aggregate amount repaid was $32.7 million. From the date of issuance to the date of repayment, the borrowers paid an aggregate of $1.9 million of interest on the notes.

Our predecessor partnership funded the loans described above through a combination of additional borrowings and cash on hand.

STATEMENT OF POLICY REGARDING TRANSACTIONS WITH RELATED PARTIES

Upon the consummation of this offering, we will adopt a Statement of Policy Regarding Transactions with Related Parties that will require that a Related Party (defined as any person described in paragraph (a) of Item 404 of Regulation S-K) to promptly disclose to our general counsel any Related Party transaction in which we are to be a participant and the amount involved exceeds $120,000 and in which such Related Party had or will have a direct or indirect material interest and all material facts with respect thereto. Our general counsel will then communicate that information to our board of directors. No Related Party transaction will be consummated without the approval of the nominating and corporate governance committee. However, it will be our policy that directors interested in a Related Party transaction will recuse themselves from any vote of a Related Party transaction in which they have an interest.

Policies with respect to certain activities

The following is a discussion of our policies with respect to investments, financing and certain other activities. These policies may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders.

INVESTMENT POLICIES

Investments in real estate or interests in real estate

We conduct all of our investment activities through our operating partnership and its affiliates. Our investment objectives are to increase cash flow, provide quarterly cash distributions, maximize the value of our properties and acquire properties with cash flow growth potential. Additionally, we will seek to selectively expand and upgrade both our current properties and any newly-acquired properties. Our business is focused primarily on healthcare properties, principally SNFs, and activities directly related thereto. We have not established a specific policy regarding the relative priority of our investment objectives. We currently lease our properties to our tenants pursuant to long-term triple-net leases which require the tenant to bear all of the costs associated with the property. For a discussion of our portfolio and our business and other strategic objectives, see “Business.”

We expect to pursue our investment objectives through the ownership of properties by our subsidiaries, but may also make investments in other entities, including joint ventures. We currently intend to focus on acquiring SNFs in those areas in which we own and strategically select new markets when opportunities are available that meet our investment criteria. We anticipate that future investment and development activity will be focused primarily in the United States, but will not be limited to any geographic area. We intend to engage in such future investment activities in a manner that is consistent with requirements applicable to REITs for U.S. federal income tax purposes. Provided we comply with these requirements, however, there are no limitations on the percentage of our assets that may be invested in any one real estate asset.

We may enter into joint ventures from time to time, if we determine that doing so would be the most effective means of raising capital. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring properties, or a combination of these methods. Any such financing or indebtedness will have priority over our equity interest in such property. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

We do not have a specific policy as to the amount or percentage of our assets which will be invested in any specific facility, but anticipate that our real estate investments will continue to be diversified among a relatively large number of facilities. As of March 31, 2008, our portfolio of investments consists of 156 properties located in 20 states leased to 33 operators.

From time to time, we may make investments or agree to terms that support the objectives of our tenants without necessarily maximizing our short-term financial return, which may allow us to build long-term relationships and acquire facilities otherwise unavailable to our competition. We believe these dynamics create long-term, sustainable relationships and, in turn, profitability for us.

Purchase, sale and development of properties

Our policy is to acquire properties primarily for generation of current income and long-term value. Although we do not currently intend to sell any properties, we will sell certain properties where our management determines such properties do not fit our strategic objectives or where such action would be in the best interest of our stockholders. From time to time, we may also engage in strategic

Policies with respect to certain activities

development opportunities. These opportunities may involve replacing or renovating properties in our portfolio that have become economically obsolete or identifying new sites that present an attractive opportunity and complement our existing portfolio.

Investments in real estate mortgages

While we will emphasize equity real estate investments in healthcare real estate properties, we may invest in mortgages and other real estate interests consistent with the rules applicable to REITs. The mortgages in which we may invest may be either first mortgages or junior mortgages, and may or may not be insured by a governmental agency. Investments in real estate mortgages are subject to the risk that one or more borrowers may default and that the collateral securing mortgages may not be sufficient to enable us to recover our full investment.

Investments in securities or interests in entities primarily engaged in real estate activities and other issuers

Subject to the gross income and asset requirements required for REIT qualification, we may, but do not presently intend to, invest in securities of entities engaged in real estate activities or securities of other issuers (normally partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over such entities. We may acquire some, all or substantially all of the securities or assets of other REITs or entities engaged in real estate activities where such investment would be consistent with our investment policies and the REIT requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests we must meet in order to qualify as a REIT under the Code. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the 1940 Act, and we would generally divest appropriate securities before any such registration would be required.

Financing policies

We expect to employ leverage in our capital structure in amounts that we determine from time to time. Our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, but we will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form in which our indebtedness will be taken (including recourse or non-recourse debt, cross collateralized debt, etc.). We may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

To the extent that our board of directors or management determines that it is necessary to raise additional capital, we may, without stockholder approval, borrow under our credit facility, issue debt or equity securities, including additional partnership units, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes), assume secured indebtedness, obtain mortgage financing on a portion of our owned properties, engage in a joint venture, or employ a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us will be contributed to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Policies with respect to certain activities

OTHER INVESTMENT POLICIES

We may, but do not presently intend to, make investments other than as previously described. We may offer shares of our common stock or other equity or debt securities in exchange for cash or property and to repurchase or otherwise re-acquire shares of our common stock or other equity or debt securities in exchange for cash or property. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See “Description of Capital Stock.” We have not engaged in trading, underwriting or the agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in a manner consistent with the REIT requirements of the Code unless, because of business circumstances or changes in the Code (or the Treasury Regulations promulgated thereunder), our board of directors determines that it is no longer in our best interests for us to qualify as a REIT. We intend to make investments in such a way that we will not be treated as an “investment company” under the 1940 Act. Our policies with respect to such activities may be reviewed and modified from time to time by our board of directors without notice to or the vote of our stockholders.

Lending policies

We do not have a policy limiting our ability to make loans to other persons. Subject to REIT qualification rules, we may make loans to third parties. For example, we may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold or we may consider making loans to joint ventures in which we or they participate or may participate in the future. We have not engaged in any significant lending activities in the past nor do we currently intend to in the future. We may choose to guarantee the debt of certain joint ventures with third parties. Consideration for those guarantees may include, but are not limited to, fees, long-term management contracts, options to acquire additional ownership and promoted equity positions. Our board of directors may, in the future, adopt a lending policy without notice to or the vote of our stockholders.

Reporting policies

Generally speaking, we intend to make available to our stockholders audited annual financial statements and annual reports. Upon the consummation of this offering, we will become subject to the information reporting requirements of the Exchange Act, pursuant to which we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. See “Where You Can Find More Information.”

Principal and selling stockholders

The following table sets forth certain ownership information with respect to our common stock for those persons known to us who directly or indirectly own, control or hold with the power to vote 5% or more of our outstanding common stock, all executive officers and directors, individually and as a group, and each other selling stockholder participating in this offering.

The address for each of our executive officers and directors is c/o Aviv REIT, Inc., 303 West Madison Street, Suite 2400, Chicago, IL 60606.

Shares/OP units
			Shares being	Shares being	beneficially owned
			sold in	sold in	after this offering
			this offering	this offering	(assuming no
	Shares/OP units		(assuming no	(assuming full	exercise of the
	beneficially owned		exercise of the	exercise of the	over-allotment
	prior to this offering(1)		over-allotment	over-allotment	option)(1)
Name of beneficial owner	Number	Percent(2)	option)	option)	Number	Percent(2)

JER Aviv Acquisition, LLC
Zev Karkomi(3)
Craig M. Bernfield(4)
Steven J. Insoft(5)
Samuel H. Kovitz(6)
Director
Director
Director
All directors and executive officers as a group (seven persons)(7)

(1)	In accordance with SEC rules, beneficial ownership includes: (i) all shares the investor actually owns beneficially or of record; (ii) all shares over which the investor has or shares voting or dispositive control; and (iii) all shares the investor has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days).

(2)	Assumes a total of shares of our common stock and OP units are outstanding immediately after the consummation of this offering and the Recapitalization Transactions, comprised of shares of common stock and OP units which may be exchanged for cash or, at our option, shares of our common stock. The total number of shares of common stock outstanding used in calculating this percentage for each individual, entity or for directors and executive officers as a group assumes that none of the OP units (other than the OP Units held by such individual, entity or group) are exchanged for shares of our common stock.

(3)	Includes shares of common stock and OP Units.

(4)	Includes shares of common stock and OP Units.

(5)	Includes shares of common stock and OP Units.

(6)	Includes shares of common stock and OP Units.

(7)	Includes shares of common stock and OP Units.

Description of capital stock

The following is a summary of the material terms of our stock. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

GENERAL

Our charter provides that we may issue up to           shares of common stock, $0.01 par value per share, and           shares of preferred stock, $0.01 par value per share. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. Upon the consummation of this offering,          shares of our common stock will be issued and outstanding (           shares if the underwriters’ over-allotment option is exercised in full) and no shares of preferred stock will be issued and outstanding. Under Maryland law, stockholders generally are not liable for a corporation’s debts or obligations.

COMMON STOCK

All of the shares of our common stock offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding restrictions on ownership and transfer of our stock, holders of shares of our common stock are entitled to receive dividends if, when and as authorized by our board of directors and declared by us out of assets legally available for distribution and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all known debts and liabilities of our company.

Subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as may be provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock, shares of our common stock will have equal dividend, liquidation and other rights.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

PREFERRED STOCK

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any class or series or preferred stock. Prior to

Description of capital stock

issuance of shares of each class or series, our board of directors is required by the MGCL and our charter to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, our board of directors could authorize the issuance of shares of preferred stock that have priority over our common stock with respect to dividends or rights upon liquidation or with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests. As of the date of this prospectus, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.

POWER TO INCREASE OR DECREASE AUTHORIZED STOCK AND ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK AND PREFERRED STOCK

Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock, approve additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our stockholders or otherwise be in their best interests.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations—Taxation of Aviv REIT—Requirements for REIT Qualification—General.”

Our charter contains restrictions on the ownership and transfer of our stock. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 8.3% (by value or by number of shares, whichever is more restrictive) of our outstanding common stock or 8.3% (by value or by number of shares, whichever is more restrictive) of all classes and series of our outstanding stock. We refer to these restrictions, collectively, as the “ownership limit.” In addition, different ownership limits will apply to Mr. Karkomi, our Chairman Emeritus, certain of his affiliates, family members and estates and trusts and Mr. Bernfield, our Chairman, Chief Executive Officer and President, certain of his affiliates, family members and estates and trusts. These limits will allow Mr. Karkomi, together with certain of his affiliates, family members and estates and trusts, as an excepted holder, and Mr. Bernfield, together with certain of his affiliates, family members and estates and trusts, as an excepted holder, to each hold up to 12.0% (by value or by number of shares,

Description of capital stock

whichever is more restrictive) of our common stock or up to 12.0% (by value or by number of shares, whichever is more restrictive) of our outstanding stock.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 8.3% (by value or by number of shares, whichever is more restrictive) of our outstanding common stock or 8.3% (by value or by number of shares, whichever is more restrictive) of all classes and series of our outstanding stock (or the acquisition by an individual or entity of an interest in an entity that owns, actually or constructively, our stock) could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of 8.3% (by value or by number of shares, whichever is more restrictive) of our outstanding common stock or 8.3% (by value or by number of shares, whichever is more restrictive) of all classes and series of our outstanding stock and thereby become subject to the applicable ownership limit.

Our board of directors may, in its sole discretion, prospectively or retroactively, waive the ownership limit or establish a different limit, or excepted holder limit, for a particular stockholder if such stockholder’s ownership in excess of the ownership limit would not cause us to fail to qualify as a REIT and if:

➢ our board of directors obtains such representations and undertakings from such stockholder as are reasonably necessary to ascertain that no individual’s beneficial or constructive ownership of our stock will result in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT;

➢ such stockholder does not, and represents that it will not, own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or our board of directors determines that revenue derived from such tenant will not affect our ability to qualify as a REIT) and our board of directors obtains such representations and undertakings from such stockholder as are reasonably necessary to ascertain this fact; and

➢ such stockholder agrees that any violation or attempted violation of such representations or undertakings, or any other action that is contrary to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, will result in shares of stock owned by such stockholder in excess of the ownership limit being automatically transferred to a charitable trust as described below.

As a condition of granting a waiver or establishing an excepted holder limit, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors as it may deem necessary or advisable to determine or ensure our REIT qualification.

In connection with granting a waiver or establishing an excepted holder limit or at any other time, our board of directors may increase or decrease the ownership limit unless, after giving effect to such change, five or fewer persons could beneficially own or constructively own, in the aggregate, more than 49.9% in value of the shares then outstanding or we would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person or entity whose ownership of our stock is in excess of such decreased ownership limit until such time as such person or entity’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be in violation of the new ownership limit.

Description of capital stock

Our charter further prohibits:

➢ any person from beneficially or constructively owning shares of our stock that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; and

➢ any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on ownership and transfer will be required to give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Any attempted transfer of our stock which, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void. Any attempted transfer of our stock which, if effective, would result in violation of the ownership limit or result in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The trustee of the trust will be appointed by us and will be unaffiliated with us and any proposed transferee of the shares. Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which the trustee will exercise for the exclusive benefit of the charitable beneficiary of the trust.

The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restrictions on ownership and transfer of our stock, then the transfer of the shares will be void. Any dividend or other distribution paid prior to our discovery that the shares had been automatically transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

➢ to rescind as void any vote cast by a proposed transferee prior to our discovery that the shares have been transferred to the trust; and

➢ to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Description of capital stock

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the trust (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, which will generally be the last sales price reported on the NYSE, the market price on the trading day immediately preceding the day of the event which resulted in the transfer of such shares to the trust) and (2) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the proposed transferee and any dividends or other distributions held by the trustee with respect to such common stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of a transfer of shares to the trust, sell the shares to a person designated by the trustee who could own the shares without violating the ownership limit and the other restrictions on ownership and transfer of our stock contained in our charter. After selling the shares, the trustee must distribute to the proposed transferee an amount equal to the lesser of (1) the price paid by the proposed transferee for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the market price on the trading day immediately preceding the relevant date) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice, stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we may request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, disclose to us in writing such information as we may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of our stock on our status as a REIT and to comply, or determine our compliance with, the requirements of any governmental or taxing authority.

Any certificates representing shares of our stock will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is               .

Certain provisions of Maryland law and of our charter and bylaws

The following is a summary of certain provisions of Maryland law applicable to us and of our charter and bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to Maryland law and our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

OUR BOARD OF DIRECTORS

Our charter and bylaws provide that the number of directors of our company will not be less than the minimum number permitted under the MGCL and, unless our bylaws are amended, not more than           and may be increased or decreased pursuant to our bylaws only by a vote of the majority of our directors. Subject to the rights of holders of one or more classes or series of preferred stock, any vacancy may be filled, at any regular meeting or at any special meeting called for that purpose, only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the full term of the directorship in which such vacancy occurred and until a successor is elected and qualified.

Our charter provides that, other than any directors elected solely by holders of one or more classes or series of preferred stock, our board of directors will be divided into three classes as nearly equal in number as possible. Class I directors will initially serve until our 2009 annual meeting of stockholders, Class II directors will initially serve until our 2010 annual meeting of stockholders and Class III directors will initially serve until our 2011 meeting of stockholders and, in each case, until their successors are duly elected and qualify.

At each annual meeting of stockholders, beginning in 2009, directors will be elected for a three-year term, and until their successors are duly elected and qualify. This structure of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because the staggered terms, together with the removal and vacancy provisions of our charter discussed below, would make it more difficult for a potential acquirer to gain control of our board of directors.

REMOVAL OF DIRECTORS

Our charter provides that a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes of common stockholders entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

BUSINESS COMBINATIONS

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the

Certain provisions of Maryland law and of our charter and bylaws affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted Mr. Karkomi, his affiliates and associates and all persons acting in concert with the foregoing and Mr. Bernfield, his affiliates and associates and all persons acting in concert with the foregoing, from these provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any person described above. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interests of our stockholders without compliance by our company with the supermajority vote requirements and the other provisions of the statute.

CONTROL SHARE ACQUISITIONS

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The

Certain provisions of Maryland law and of our charter and bylaws fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of stock of the company. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

MARYLAND UNSOLICITED TAKEOVERS ACT

Maryland law also permits Maryland corporations that are subject to the Exchange Act and have at least three independent directors to elect by resolution of the board of directors or by provision in its charter or bylaws to be subject to certain corporate governance provisions, even if it may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding any contrary provisions in the charter or bylaws:

➢	provide that a special meeting of the stockholders will be called at the request of stockholders only if requested by stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

➢	reserve for itself the right to fix the number of directors;

➢	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote; and

➢	provide that any vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, for the remainder of the full term of the class of directors in which the vacancy occurred.

A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. Our charter provides that, at such time as we become eligible, vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office for the full term of the class of directors in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8 of the MGCL, we already (a) have a classified board of directors, (b) require a two-thirds vote for the removal of any director from our board of directors, (c) vest in our board the exclusive power to fix the number of directorships and (d) require, unless called by our Chairman, our President, our Chief Executive Officer or our board of directors, the request of holders of a majority of outstanding shares to call a special meeting.

CHARTER AMENDMENTS AND EXTRAORDINARY TRANSACTIONS

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter generally provides that charter amendments requiring stockholder approval must be declared advisable by our board of directors and approved by the affirmative vote of stockholders

Certain provisions of Maryland law and of our charter and bylaws entitled to cast a majority of all of the votes entitled to be cast on the matter. However, our charter’s provisions regarding removal of directors and restrictions on ownership and transfer of our stock may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter. In addition, we generally may not merge with or into another company, sell all or substantially all of our assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless such transaction is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, because operating assets may be held by a corporation’s subsidiaries, as in our situation, this may mean that one of our subsidiaries could transfer all of its assets without any vote of our stockholders.

BYLAW AMENDMENTS

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by our stockholders may be made at a special meeting of stockholders at which directors are to be elected only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record both at the time of provision of notice and at the time of the meeting, is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who was a stockholder of record both at the time of provision of notice and at the time of the meeting, is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including business combination provisions, supermajority vote and cause requirements for removal of directors, provisions that vacancies on our board of directors may be filled only by the remaining directors, for the full term of the class of directors in which the vacancy occurred, the power of our board to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock, to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval, a classified board, the restrictions on ownership and transfer of our stock and advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Certain provisions of Maryland law and of our charter and bylaws

INDEMNIFICATION AND LIMITATION OF DIRECTORS’ AND OFFICERS’ LIABILITY

Our charter and bylaws provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by the MGCL, as amended from time to time.

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

➢	the act or omission of the director or officer was material to the matter giving rise to the proceeding and;

-	was committed in bad faith; or

-	was the result of active and deliberate dishonesty;

➢	the director or officer actually received an improper personal benefit in money, property or services; or

➢	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

➢	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

➢	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

➢	any present or former director or officer who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

➢	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust,

Certain provisions of Maryland law and of our charter and bylaws partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served our predecessor in any of the capacities described above and to any employee or agent of our company or our predecessor.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT QUALIFICATION

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Description of the partnership agreement of our operating partnership

The following is a summary of the material terms of the partnership agreement of our operating partnership, Aviv Healthcare Properties Operating Limited Partnership. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

GENERAL MANAGEMENT

Our operating partnership is a Delaware limited partnership that was formed on March 17, 2005. Upon the consummation of the Recapitalization Transactions, we will be the sole general partner of our operating partnership and as such we will have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including acquisitions, dispositions, refinancing, selection of tenants, a merger of our operating partnership or a sale of substantially all of the assets of our operating partnership. The limited partners will have no power to remove the general partner without the general partner’s consent.

We are under no obligation to give priority to the interests of our stockholders or the interests of the limited partners of our operating partnership in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders and the limited partners, we will endeavor, in good faith, to resolve the conflict in a manner not adverse to either our stockholders or the limited partners. We are not liable under the partnership agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions, provided that we have acted in good faith.

All of our business activities, including all activities pertaining to the acquisition or disposition of properties, will be conducted through our operating partnership, and our operating partnership will be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT.

DISTRIBUTIONS

The partnership agreement provides that holders of OP units are entitled to receive quarterly distributions of available cash (1) first, with respect to any class of OP units that is entitled to any preference in distribution, in accordance with the rights of such class of OP unit (and, within such class, pro rata according to their respective percentage interests) and (2) second, with respect to any class of OP units that is not entitled to any preference in distribution, in accordance with the rights of such class of OP unit (and, within such class, pro rata according to their respective percentage interests).

ALLOCATIONS OF NET INCOME AND NET LOSS

Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership as of the end of the year. Except as otherwise provided in the partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement, net income and net loss are allocated to the holders of OP units holding the same class of OP units in accordance with their respective percentage interests in the class at the end of each fiscal year. The partnership agreement

Description of the partnership agreement of our operating partnership contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise provided in the partnership agreement, for U.S. federal income tax purposes under the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our operating partnership in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the partnership agreement. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as our operating partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between tax basis and fair market value. The operating partnership will allocate tax items to the holders of OP units taking into consideration the requirements of Section 704(c). See “U.S. Federal Income Tax Considerations.”

REDEMPTION RIGHTS

After the first anniversary of becoming a holder of OP units, each limited partner of our operating partnership will have the right, subject to the terms and conditions set forth in the partnership agreement, to require our operating partnership to redeem all or a portion of the OP units held by such limited partner in exchange for a cash amount equal to the number of tendered OP units multiplied by the price of a share of our common stock, unless the terms of such OP units or a separate agreement entered into between our operating partnership and the holder of such OP units provide that they are not entitled to a right of redemption. On or before the close of business on the fifth business day after we receive a notice of redemption, we may, in our sole and absolute discretion, if authorized by our board of directors and subject to the restrictions on the ownership and transfer of our common stock imposed by our charter, elect to acquire some or all of the tendered OP units from the tendering partner in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each OP unit (subject to antidilution adjustments provided in the partnership agreement). It is our current intention to exercise this right in connection with any redemption of OP units.

TRANSFERABILITY OF OP UNITS; EXTRAORDINARY TRANSACTIONS

We will not be able to voluntarily withdraw from the operating partnership or transfer or assign our interest in the operating partnership, including our limited partner interest without the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by us or our subsidiaries), unless the transfer is made in connection with any merger or sale of all or substantially all of the assets or stock of our company. In addition, subject to certain limited exceptions, we will not engage in any merger, consolidation or other combination, or sale of substantially all of our assets, in a transaction which results in a change of control of the operating partnership unless:

➢	we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or its subsidiaries); or

➢	as a result of such transaction all limited partners will receive for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it (1) exercised its redemption right (described above) and (2) sold, tendered or exchanged pursuant to the offer, the shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer.

Description of the partnership agreement of our operating partnership

The operating partnership may also merge with or into or consolidate with another entity without the consent of the limited partners if immediately after such merger or consolidation (1) substantially all of the assets of the successor or surviving entity, other than partnership units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for partnership units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (2) the survivor expressly agrees to assume all of the general partner’s obligations under the partnership agreement and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

We also may (1) transfer all or any portion of our directly or indirectly held general partnership interest to (a) a wholly owned subsidiary or (b) a parent company, and following such transfer may withdraw as the general partner and (2) engage in a transaction required by law or by the rules of any national securities exchange on which our common stock is listed.

ISSUANCE OF OUR STOCK

Pursuant to the partnership agreement, upon the issuance of shares of our stock other than in connection with a redemption of OP units, we will generally be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance to our operating partnership in exchange for, in the case of shares of common stock, OP units, or in the case of an issuance of preferred stock, preferred OP units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock.

MANAGEMENT LIABILITY AND INDEMNIFICATION

Neither we nor our directors and officers will be liable to our operating partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The partnership agreement provides for indemnification of us, our affiliates and each of our respective officers, directors, employees and any persons we may designate from time to time in our sole and absolute discretion to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify such person for willful misconduct or a knowing violation of the law, any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement or, in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the partnership agreement (subject to the exceptions described below under “—Fiduciary Responsibilities”).

FIDUCIARY RESPONSIBILITIES

Our directors and officers have duties under applicable Maryland law to act in good faith, with a reasonable belief that their actions are in our best interests, with the care of an ordinarily prudent person in a like position under similar circumstances. At the same time, we, as the general partner of our operating partnership, have fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us.

Description of the partnership agreement of our operating partnership

We will be under no obligation to give priority to the interests of the limited partners of our operating partnership or our stockholders in deciding whether to cause the operating partnership to take or decline to take any actions.

The limited partners of our operating partnership expressly acknowledge that we are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively.

TAX MATTERS

Pursuant to the partnership agreement, the general partner is the tax matters partner of our operating partnership. Accordingly, we will have the authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of our operating partnership.

TERM

The term of the operating partnership commenced on March 17, 2005 and will continue until December 31, 2055, unless earlier terminated in the following circumstances:

➢	a final and nonappealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and nonappealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

➢	an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of a majority in interest of the outside limited partners;

➢	entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

➢	the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership;

➢	the redemption (or acquisition by the general partner) of all OP units that the general partner has authorized; or

➢	the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

AMENDMENTS TO THE PARTNERSHIP AGREEMENT

Amendments to the partnership agreement may only be proposed by the general partner. Generally, the partnership agreement may be amended with the general partner’s approval and the approval of the limited partners holding a majority of all outstanding limited partner units (excluding limited partner units held by us or our subsidiaries). Certain amendments that would, among other things, have the following effects, must be approved by each partner adversely affected thereby:

➢	convert a limited partner’s interest into a general partner’s interest (except as a result of the general partner acquiring such interest); or

➢	modify the limited liability of a limited partner.

Description of the partnership agreement of our operating partnership

Notwithstanding the foregoing, we will have the power, without the consent of the limited partners, to amend the partnership agreement as may be required to:

➢	add to our obligations or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;

➢	reflect the admission, substitution, or withdrawal of partners or the termination of the operating partnership in accordance with the partnership agreement and to amend the list of unit holders in connection with such admission, substitution or withdrawal;

➢	reflect a change that is of an inconsequential nature and does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement;

➢	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

➢	set forth and reflect in the partnership agreement the designations, rights, powers, duties and preferences of the holders of any additional partnership units issued pursuant to the partnership agreement;

➢	reflect such changes as are reasonably necessary for us to maintain or restore our qualification as a REIT or to satisfy the REIT requirements or to reflect the transfer of all or any part of a partnership interest among us and any qualified REIT subsidiary;

➢	to modify the manner in which capital accounts are computed (but only to the extent set forth in the partnership agreement by the Code or applicable income tax regulations under the Code); and

➢	issue additional partnership interests.

Certain provisions affecting our rights and duties as general partner, either directly or indirectly (for example, restrictions relating to certain extraordinary transactions involving us or the operating partnership) may not be amended without the approval of a majority of the limited partnership units (excluding limited partnership units held by us).

Shares eligible for future sale

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

We will have approximately           shares of our common stock outstanding after the consummation of this offering (approximately           shares if the underwriters exercise their over-allotment option in full). Of those shares, the           shares of common stock sold in this offering (           shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction (subject to the ownership limit and the other restrictions on ownership and transfer of our stock in our charter), unless purchased by our affiliates. The remaining           shares of common stock to be outstanding immediately following the consummation of this offering, which are “restricted securities” under Rule 144 of the Securities Act of 1933, or Rule 144, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.

LOCK-UP AGREEMENTS

The holders of approximately           shares of outstanding common stock as of the consummation of this offering and the holders of           shares of common stock underlying options as of the consummation of this offering, including all of our officers and directors, have entered into lock-up agreements pursuant to which they have generally agreed, subject to certain exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of at least 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC and Banc of America Securities LLC. See “Underwriting—No Sale of Similar Securities.”

RULE 144

In general, under Rule 144, as currently in effect, an affiliate of ours who beneficially owns shares of our common stock that are not restricted securities, or a person who beneficially owns shares of our common stock that are restricted securities for more than one year, may generally sell, within any three-month period, a number of shares that does not exceed the greater of:

➢	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

➢	the average weekly trading volume of our common stock on the NYSE during the four preceding calendar weeks.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned shares of our common stock that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.

Rule 144 does not supersede the contractual obligations of our security holders set forth in the lock-up agreements described above.

RULE 701

Generally, an employee, officer, director or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds

Shares eligible for future sale

options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144’s one-year holding period restriction.

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above or the ownership limit and the other restrictions in our charter on the ownership and transfer of our stock.

SALE OF RESTRICTED SHARES

The           shares of our common stock that are expected to be outstanding upon the consummation of this offering will become eligible for sale, pursuant to Rule 144 or Rule 701, without registration approximately as follows:

➢	shares of common stock will be immediately eligible for sale in the public market without restriction;

➢	shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

➢	the remaining shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.

The above does not take into consideration the effect of the lock-up agreements described above.

EQUITY COMPENSATION

Subsequent to consummation of this offering, we intend to file a registration statement on Form S-8 to register the shares of common stock that will be reserved for issuance under our 2008 long-term stock incentive plan. Shares registered under this registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject to the contractual obligations set forth in the lock-up agreements described above.

REGISTRATION RIGHTS

The following is a summary of the material terms of certain registration rights agreements to which we are a party. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the agreements, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Pursuant to a registration rights agreement between us and JER Aviv Acquisition, LLC, or JER, we have agreed that at any time after the consummation of our initial public offering, if JER or its permitted assigns requests that we effect the registration of the shares of our common stock held by them, we will promptly use our commercially reasonable efforts to effect the registration of those shares under the Securities Act of 1933. We are obligated to effect up to two such registrations on SEC Form S-1 and, if we are eligible to use SEC Form S-3, we are obligated to effect an unlimited number of registrations of at least $1 million each on such form, including “shelf” registrations. We may delay the filing or

Shares eligible for future sale

effectiveness of any registration statement for a period of up to 90 days under certain circumstances, including if we determine that the registration would interfere with or require premature disclosure of a material transaction or litigation.

In addition, the registration rights agreement provides that if we propose to register shares of our common stock, we must give notice to JER of our intention to do so and must include in the registration shares of our common stock held by JER, subject to our right to reduce the number of shares so included if the managing underwriter advises us that the inclusion of the shares that JER desires to include in such registration would interfere with the successful marketing of the shares to be offered and sold by us.

We have also entered into a registration rights agreement with Mr. Karkomi and Mr. Bernfield which provides to them and their respective affiliates, family members and estates and trusts, registration rights that are the same as those provided to JER described above.

U.S. federal income tax considerations

The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, holding, and disposition of our stock. For purposes of this section under the heading “U.S. Federal Income Tax Considerations,” references to “Aviv REIT,” “we,” “our,” and “us” mean only Aviv REIT, Inc., and not its subsidiaries, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed herein. This summary also assumes that we and our subsidiaries and affiliated entities will operate in accordance with our applicable organizational documents or partnership agreements. This discussion is for your general information only and is not tax advice. It does not purport to address all aspects of federal income taxation that may be relevant to you in light of your particular investment circumstances, or if you are a type of investor subject to special tax rules, such as:

➢	an insurance company;

➢	a financial institution or broker dealer;

➢	a regulated investment company or a REIT;

➢	a holder who received our stock through the exercise of employee stock options or otherwise as compensation;

➢	a person holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment;

➢	a person who, as a nominee, holds our stock on behalf of another person;

➢	a person holding our stock indirectly through other vehicles, such as partnerships, trusts, or other entities; and, except to the extent discussed below:

➢	a tax-exempt organization; and

➢	a foreign investor.

This summary assumes that you will hold our stock as a capital asset, which generally means as property held for investment.

The federal income tax treatment of holders of our stock depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of holding our stock to any particular stockholder will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the specific tax consequences (including the federal, state, local, and foreign tax consequences) to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our stock.

TAXATION OF AVIV REIT

We intend to elect to be taxed as a REIT commencing with our taxable year ending December 31, 2008. We believe that we are organized in such a manner as to qualify for taxation as a REIT and intend to operate in such a manner.

The law firm of Sidley Austin LLP has acted as our tax counsel in connection with our election to be taxed as a REIT. We expect to receive an opinion of Sidley Austin LLP to the effect that we are

U.S. federal income tax considerations

organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. It must be emphasized that the opinion of Sidley Austin LLP will, if issued, be based on various factual assumptions relating to our organization and operation, and is conditioned upon factual representations and covenants made by our management regarding our organization, assets, and the past, present, and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Sidley Austin LLP or us that we will so qualify for any particular year. The opinion of Sidley Austin LLP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part, will be expressed as of the date issued, and will not cover subsequent periods. Opinions of counsel impose no obligation to advise us or the holders of our stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual operating results, asset ownership, distribution levels, and diversity of stock ownership, various qualification requirements imposed on REITs by the Code, compliance with which will not be reviewed by tax counsel. In addition, our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis, which may not be reviewed by tax counsel. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in general

As indicated above, qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for REIT Qualification—General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This deduction for dividends paid substantially eliminates the “double taxation” of corporate income (i.e., taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation. Thus, income generated by a REIT and distributed to its stockholders generally is taxed only at the stockholder level upon the distribution of that income.

Individual stockholders are taxed on corporate dividends at a reduced rate of 15% (the same as the rate for long-term capital gains) for tax years through 2010. With limited exceptions, however, dividends received by stockholders from us, or from other entities that are taxed as REITs, are generally not eligible for this reduced rate, and instead are taxed at rates applicable to ordinary income, which is currently taxed at a maximum rate of 35% for tax years through 2010. See “Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

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Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See “Taxation of Stockholders.”

If we qualify as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

➢	We will generally be taxed at regular corporate rates on any income, including net capital gains, that we do not distribute during or within a specified time period after the calendar year in which such income is earned.

➢	We may be subject to the “alternative minimum tax.”

➢	If we earn net income from “prohibited transactions,” which generally are sales or other dispositions of property, other than foreclosure property, that is included in our inventory or held by us primarily for sale to customers in the ordinary course of business, we will be subject to a tax at the rate of 100% of such net income. We intend to conduct our operations so that no asset owned by us or any of our pass-through subsidiaries will be treated as inventory or property held for sale to customers, and that a sale or other disposition of any such asset will not be made in our ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. No assurance can be given that any property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that we will comply with certain safe-harbor provisions of the Code that would prevent such treatment.

➢	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may avoid the 100% tax on net income from “prohibited transactions,” but such net income from the sale or other disposition of such foreclosure property will be subject to corporate income tax at the highest applicable rate, which is currently 35%. We may receive, but do not anticipate receiving, any income from foreclosure property.

➢	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

➢	If we should fail to satisfy either the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy the reporting requirements described in Section 856(c)(6) of the Code and our failure of such test or tests is due to reasonable cause and not due to willful neglect, we will be subject to a tax equal to 100% of the greater of the amount of gross income by which we fail either the 75% gross income test or the 95% gross income test, multiplied by a fraction which is our taxable income over our gross income determined with certain modifications.

➢	Similarly, if we should fail to satisfy any of the asset tests (other than a de minimis failure of the 5% and 10% asset tests described below), but nonetheless maintain our qualification as a REIT because we satisfy our reporting and disposition requirements in Section 856(c)(7) of the Code and our failure to satisfy a test or tests is due to reasonable cause and not due to willful neglect, we will be subject to an excise tax equal to the greater of (i) $50,000 for each taxable year in which we fail to satisfy any of the asset tests or (ii) the amount of net income generated by the assets that caused the failure (for the period from the start of such failure until the failure is resolved or the assets that caused the failure are disposed of), multiplied by the highest corporate tax rate.

➢	If we should fail to meet certain minimum distribution requirements during any calendar year, which is an amount equal to or greater than the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any such taxable income from prior periods that is undistributed, we would be subject to an excise tax at the rate of 4% on

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the excess of the required distribution over the sum of (a) the amounts actually distributed, plus (b) retained amounts on which income tax is paid at the corporate level.

➢	If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and asset tests, we will be required to pay a penalty of $50,000 for each such failure.

➢	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for REIT Qualification—General.”

➢	A 100% tax may be imposed with respect to items of income and expense that are directly or constructively paid between a REIT and a taxable REIT subsidiary if and to the extent that the IRS establishes that such items were not based on market rates.

➢	If we acquire appreciated assets from a corporation taxable under subchapter C of the Code, in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

➢	Certain of our subsidiaries may be subchapter C corporations, the earnings of which will be subject to federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, and other taxes on our and our subsidiaries’ assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for REIT qualification—general

The Code defines a REIT as a corporation, trust or association:

(1)  that is managed by one or more trustees or directors;

(2)  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)  that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)  that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)  the beneficial ownership of which is held by 100 or more persons;

(6)  in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

(7)  that meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxable as a REIT. Our charter provides restrictions on

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ownership and transfer of our shares, which are intended to assist us in satisfying the share ownership requirements, as described in conditions (5) and (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by us. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure to comply with these record keeping requirements could subject us to monetary penalties. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

The Code provides relief from violations of certain of the REIT requirements, if a violation is due to reasonable cause and not willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation (see “—Income Tests” and “—Asset Tests” below). If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if available, the amount of any resultant penalty tax could be substantial.

Effect of subsidiary entities

Ownership of Partnership Interests.  In the case of a REIT that is a direct or indirect partner in a partnership or other entity taxable as a partnership for federal income tax purposes, such as our operating partnership, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets (subject to special rules relating to the 10% asset test described below), and to earn its proportionate share of the partnership’s income for purposes of the asset and gross income tests applicable to REITs as described below. Similarly, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets, liabilities, and items of income in the operating partnership will be treated as our assets, liabilities, and items of income for purposes of applying the REIT requirements described below. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in “Tax Aspects of Investments in Our Operating Partnership.”

Disregarded Subsidiaries.  If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a “taxable REIT subsidiary” as described below, that is wholly owned by a REIT, or by one or more disregarded subsidiaries of the REIT, or by a combination of the two. Other entities that are wholly owned by a REIT, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with entities treated as partnerships for federal income tax purposes in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a

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taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Income Tests” and “—Asset Tests.”

Taxable Subsidiaries.  REITs, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a taxable REIT subsidiary (“TRS”) of the REIT. A REIT generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless the REIT and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and may reduce our ability to make distributions to our stockholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the parent REIT, and the REIT recognizes as income, the dividends, if any, that it receives from the subsidiary. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because a REIT does not include the assets and income of its TRSs or other taxable subsidiary corporations in determining its compliance with the REIT requirements, a TRS may be used by the parent REIT to indirectly undertake activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as management fees). A TRS, however, may not directly or indirectly operate or manage a healthcare facility or provide rights to any brand name under which a healthcare facility is operated.

A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS and its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s length basis. However, a TRS may not directly or indirectly operate or manage a healthcare facility. The Code defines a “healthcare facility” generally to mean a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility or other licensed facility which extends medical or nursing or ancillary services to patients. If the IRS were to treat a REIT’s subsidiary corporation as directly or indirectly operating or managing a healthcare facility, such subsidiary would not qualify as a TRS, which could jeopardize the REIT’s qualification. We may engage in activities indirectly through a TRS as necessary or convenient to avoid recognizing income or service that would jeopardize our REIT status if we engaged in the activities directly. It is not currently contemplated, however, that we will engage in activities through a TRS.

Income tests

In order to qualify and maintain our qualification as a REIT, we must satisfy annually two gross income requirements. First, at least 95% of our gross income for each taxable year, but excluding gross income from “prohibited transactions” and certain hedging transactions, must be derived from: (1) dividends; (2) interest; (3) rents from real property (i.e., income that qualifies under the 75% test described below); (4) gain from the sale or other disposition of stock, securities, and real property (including interests in real property and interests in mortgages on real property) which is not described in Section 1221(a)(1) of the Code; (5) abatements and refunds of taxes on real property; (6) income and gain derived from foreclosure property; (7) amounts (other than amounts determined in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or

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(ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and (8) gain from the sale or other disposition of a real estate asset which is not a prohibited transaction solely by reason of Section 857(b)(6) of the Code.

Second, at least 75% of our gross income for each taxable year, but excluding gross income from “prohibited transactions,” must be derived from: (1) rents from real property; (2) interest on obligations secured by mortgages on real property or on interests in real property; (3) gain from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) which is not property described in Section 1221(a)(1) of the Code; (4) dividends or other distributions on, and gain (other than gain from “prohibited transactions”) from the sale or other disposition of, transferable shares (or transferable certificates of beneficial interest) in other REITs which meet the requirements of Sections 856 through 860 of the Code; (5) abatements and refunds of taxes on real property; (6) income and gain derived from foreclosure property; (7) amounts (other than amounts determined in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property an interests in real property); (8) gain from the sale or disposition of a real estate asset which is not a prohibited transaction solely by reason of Section 857(b)(6) of the Code; and (9) qualified temporary investment income.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above, only if several conditions, including the following, are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as “rents from real property” if it constitutes more than 15% of the total rent received under the lease. We have reviewed our properties and have determined that rents attributable to personal property do not exceed 15% of the total rent with respect to any particular lease. There can be no assurance, however, that the IRS will not assert that rent attributable to personal property with respect to a particular lease is greater than 15% of the total rent with respect to such lease. If the amount of any such non-qualifying income, together with other non-qualifying income, exceeds 5% of our gross income, we may fail to qualify as a REIT.

Moreover, for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” from which the REIT derives no revenues and that satisfies certain other requirements. We and our affiliates are permitted, however, to perform only services that are “usually or customarily rendered” in connection with the rental of space for occupancy and are not otherwise considered rendered to the occupant of the property. In addition, we and our affiliates may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Furthermore, except in certain instances, such as in connection with the operation or management of a healthcare facility, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the REIT income requirements. In addition, we generally may not, and will not, charge rent that is based in whole or in part on the income or profits of any person, except for rents that are based on a percentage of the tenant’s gross receipts or sales. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the tenant’s equity. Tenants may be required to pay, besides base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as a tenant’s proportionate share of a property’s operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other

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similar payments should qualify as rents from real property. We believe that substantially all of our gross income will qualify as rents from real property.

We may, but do not expect to, directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test. Any dividends received by us from a REIT, however, will be qualifying income for purposes of both the 95% and 75% income tests.

Any income or gain we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will not be treated as gross income for purposes of the 95% gross income test, and therefore will be disregarded for purposes of such test, provided that specified requirements are met, including that the instrument hedges risks associated with indebtedness issued or to be issued by us or our pass-through subsidiaries incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and that the instrument is properly identified as a hedge, along with the risk that it hedges, within prescribed time periods. The income and gain from hedging transactions will generally constitute non-qualifying income both for purposes of the 75% gross income test and, if the specified requirements are not met, for purposes of the 95% gross income test.

We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some or all of our hedging activities through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that would adversely affect our ability to satisfy the REIT qualification requirements.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if: (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect, and (ii) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply and we retain our REIT status, a tax would be imposed based upon the amount by which we fail to satisfy the particular gross income test.

Asset tests

At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, the term “real estate assets” includes interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of mortgage-backed securities and mortgage loans. Securities that do not qualify for purposes of this 75% test are subject to the additional asset tests described below, while securities that do qualify for purposes of the 75% asset test are generally not subject to the additional asset tests.

Second, of our investments that are not included in the 75% asset class, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

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Third, of our investments that are not included in the 75% asset class, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries, and the 10% value test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for the purposes of the 10% value test, the determination of our interest in the assets of an entity treated as a partnership for federal income tax purposes in which we own an interest will be based on our proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code.

Fourth, the aggregate value of all securities of TRSs held by a REIT may not exceed 20% of the value of the REIT’s total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, a REIT is treated as owning its share of the underlying assets of a subsidiary partnership, if a REIT holds indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests, unless it is a qualifying mortgage asset, satisfies the rules for “straight debt,” satisfies other conditions described below, or is sufficiently small so as not to otherwise cause an asset test violation. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, non-mortgage debt held by us that is issued by another REIT is not a qualifying asset, except for the 10% value test.

Certain relief provisions are available to REITs that fail to satisfy the asset requirements. One such provision allows a REIT which fails one or more of the asset requirements (other than de minimis violations of the 5% and 10% asset tests as described below) to nevertheless maintain its REIT qualification if (a) it provides the IRS with a description of each asset causing the failure, (b) the failure is due to reasonable cause and not willful neglect, (c) the REIT pays a tax equal to the greater of (i) $50,000 per failure, and (ii) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (d) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification if (a) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets, and $10 million and (b) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt,” which includes securities having certain contingency features. A security will not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the issuer of that security that do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, certain other securities will not violate the 10% value test. Such securities include (a) any loan made to an individual or an estate, (b) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT), (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (e) any security issued by another REIT, and (f) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% value test, a debt security issued by a partnership to a REIT is not taken into account to the extent, if any, of the REIT’s proportionate equity interest in that partnership.

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We believe that our holdings of assets will comply, and will continue to comply, with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. No independent appraisals have been obtained, however, to support our conclusions as to the value of our total assets, or the value of any particular security or securities. We do not intend to seek an IRS ruling as to the classification of our properties for purposes of the REIT asset tests. Accordingly, there can be no assurance that the IRS will not contend that any of our assets or our interests in other securities violate the REIT asset requirements.

If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described above.

Annual distribution requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

➢	the sum of

-	90% of our “REIT taxable income” (computed without regard to our deduction for dividends paid and excluding any net capital gains); and

-	90% of the (after tax) net income, if any, from foreclosure property (as described below); minus

➢	the sum of specified items of non-cash income.

Distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared in October, November, or December of the taxable year, are payable to stockholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, a distribution for a taxable year may be declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration, provided such payment is made during the twelve-month period following the close of such taxable year. In order for distributions to be counted for this purpose, and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is made pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax paid by us. Stockholders would then increase their adjusted basis in our stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares. To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally

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taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits. See “Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (1) the actual receipt of cash, including receipt of distributions from our subsidiaries, and (2) our inclusion of items in income for federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our REIT status or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to qualify

Specified cure provisions are available to us in the event we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we are not a REIT would not be deductible by us, nor would they be required to be made. In this situation, distributions to stockholders that are individuals will, to the extent of our current and accumulated earnings and profits, generally be taxable at a rate of 15% (through the end of 2010), and, subject to limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Prohibited transactions

Net income derived from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent the imposition of the 100% excise tax. The 100% tax does not apply to gains from the sale of property that is held through a TRS or

U.S. federal income tax considerations

other taxable corporation, although such income will be subject to tax in the hands of that corporation at regular corporate tax rates.

Foreclosure property

We will be subject to tax at the maximum corporate rate (currently 35%) on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

➢	that we acquire as the result of having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default, or default was imminent, on a lease of such property or on indebtedness that such property secured; and

➢	for which we acquired the related lease or indebtedness at a time when default was not imminent or anticipated; and

➢	for which we make a proper election to treat the property as a foreclosure property.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the U.S. Treasury Department. Foreclosure property also includes certain qualified healthcare property acquired by a REIT as the result of the termination or expiration of a lease of such property (other than by reason of a default, or the imminence of a default, on the lease). For purposes of this rule, a “qualified healthcare property” means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider which is eligible for participation in the Medicare program with respect to such facility, along with any real property or personal property necessary or incidental to the use of any such facility. Qualified healthcare property generally ceases to be foreclosure property at the end of the second taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the U.S. Treasury Department.

Notwithstanding the timing rules set forth above, a grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

➢	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

➢	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

➢	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which we conduct, other than through an independent contractor from whom the REIT itself does not derive or receive any income. Income that we derive from an independent contractor with respect to a qualified healthcare facility is disregarded if such income is derived pursuant to a lease in effect at the time we acquire the facility, through renewal of such a lease according to its terms, or through a lease entered into on substantially similar terms.

We do not believe that our leasing of nursing homes increases the risk that we will fail to qualify as a REIT. There can be no assurance, however, that our income from foreclosure property will not be significant or that we will not be required to pay a significant amount of tax on that income.

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TAX ASPECTS OF INVESTMENTS IN OUR OPERATING PARTNERSHIP

General

We will hold substantially all of our real estate assets through a single “operating partnership” that holds pass-through subsidiaries. In general, an entity classified as a partnership (or a disregarded entity) for federal income tax purposes is a “pass-through” entity that is not subject to federal income tax. Rather, partners or members are allocated their proportionate shares of the items of income, gain, loss, deduction, and credit of the entity, and are potentially subject to tax on these items, without regard to whether the partners or members receive a distribution from the entity. Thus, we would include in our income our proportionate share of these income items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we would include our proportionate share of the assets held by our operating partnership. Consequently, to the extent that we hold an equity interest in our operating partnership, the partnership’s assets and operations may affect our ability to qualify as a REIT.

Entity classification

Our investment in our operating partnership involves special tax considerations, including the possibility of a challenge by the IRS of the tax status of such partnership. If the IRS were to successfully treat our operating partnership as an association or publicly-traded partnership taxable as a corporation, as opposed to a partnership, for federal income tax purposes, the operating partnership would be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of our gross income would change and could preclude us from satisfying the REIT asset tests or the gross income tests as discussed in “Taxation of Aviv REIT—Income Tests” and “—Asset Tests,” and in turn could prevent us from qualifying as a REIT unless we are eligible for relief from the violation pursuant to relief provisions described above. See “Taxation of Aviv REIT—Income Tests,” “—Asset Tests” and “—Failure to Qualify,” above, for a discussion of the effect of our failure to meet these tests for a taxable year, and of the relief provisions. In addition, any change in the status of our operating partnership for tax purposes could be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax allocations with respect to partnership properties

Under the Code and the Treasury regulations, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution. Such allocations are solely for federal income tax purposes and do not affect other economic or legal arrangements among the partners. These rules may apply to a contribution of property by us to our operating partnership. To the extent that the operating partnership acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time at which the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e., non-contributing) partners. These rules will apply to the contribution by us to our operating partnership of the cash proceeds received in offerings of our stock. As a result, partners, including us, could be allocated greater or lesser amounts of depreciation and taxable income in respect of the partnership’s properties than would be the case if all of the partnership’s assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize taxable income in excess of cash flow from the

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partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

Our operating partnership will use the “traditional method” under Section 704(c) of the Code with respect to the “reverse Section 704(c)” amounts attributable to the properties. As a result of the operating partnership’s use of the traditional method, our tax depreciation deductions attributable to those properties may be lower than they would have been if our operating partnership had acquired those properties for cash. If we receive lower tax depreciation deductions from the properties, we would recognize increased taxable income, which could increase the annual distributions that we are required to make under the federal income tax rules applicable to REITs or cause a higher portion of our distributions to be treated as taxable dividend income, instead of a tax-free return of capital or capital gain dividends. See “—Taxation of Stockholders.”

Sale of properties

Our share of any gain realized by our operating partnership or any other pass-through subsidiary on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% excise tax. See “Taxation of Aviv REIT—Asset Tests,” “—Taxation of REITs in General” and “Taxation of Aviv REIT—Prohibited Transactions.” Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends upon all of the facts and circumstances of the particular transaction. Our operating partnership and our other pass-through subsidiaries generally intend to hold their interests in properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, operating, financing and leasing the properties, and to make occasional sales of the properties, including peripheral land, as are consistent with our investment objectives.

TAXATION OF STOCKHOLDERS

Taxation of taxable domestic stockholders

Distributions.  Provided that we qualify as a REIT, distributions made to our taxable domestic stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends received from REITs are not eligible for taxation at the preferential income tax rates (15% maximum federal rate through the end of 2010) for qualified dividends received by individual stockholders from taxable C corporations and certain foreign corporations. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to (1) income retained by the REIT in a prior taxable year in which the REIT was subject to corporate level income tax (less the amount of tax), (2) dividends received by the REIT from TRSs or other taxable C corporations, or (3) income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions from us that are designated as capital gain dividends will generally be taxed to stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder has held its stock. A similar treatment will apply to long-term capital gains retained by us, to the extent that we elect the application of provisions of the Code that treat stockholders of a REIT as having received, for federal income tax purposes, undistributed capital gains of the REIT, while passing through to stockholders a corresponding credit for taxes paid by the REIT on such retained capital gains. Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term

U.S. federal income tax considerations

capital gains are generally taxable at maximum federal rates of 15% (through the end of 2010) in the case of individual stockholders, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.

In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits generally will be allocated first to distributions with respect to preferred stock, none of which is currently issued and outstanding, and then to common stock. If we have net capital gains and designate some or all of our distributions as capital gain dividends to that extent, the capital gain dividends will be allocated among different classes of stock in proportion to the allocation of earnings and profits as described above.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made, but rather, will reduce the adjusted basis of these shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

Dispositions of Our Stock.  In general, a domestic stockholder will realize gain or loss upon the sale, redemption, or other taxable disposition of our stock in an amount equal to the difference between the sum of the fair market value of any property received and the amount of cash received in such disposition, and the stockholder’s adjusted tax basis in the stock at the time of the disposition. In general, a stockholder’s tax basis will equal the stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the stockholder (discussed above), less tax deemed paid on it, and reduced by returns of capital. In general, capital gains recognized by individual stockholders upon the sale or disposition of our stock will be subject to a maximum federal income tax rate of 15% (through the end of 2010) if the stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through the end of 2010) if the stock is held for 12 months or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder (but not ordinary income, except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our stock by a stockholder who has held the stock for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent sale or other disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards “tax shelters,” they are written broadly and apply to transactions that would not typically be considered tax shelters. In addition, significant penalties are imposed by the Code for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in the transactions involving us

U.S. federal income tax considerations

(including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations.  Distributions made by us and gain arising from the sale or exchange by a domestic stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against income or gain relating to our stock. Distributions made by us, to the extent they do not constitute return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of foreign stockholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders of our stock. A “non-U.S. holder” is any person other than:

➢	a citizen or resident of the United States;

➢	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

➢	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

➢	a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

The following discussion is based on current law and is for general information only. It addresses only selected, and not all, aspects of federal income and estate taxation. This discussion does not address foreign stockholders who hold our stock through a partnership or other pass-through entity. Foreign stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of owning our stock.

Ordinary Dividends.  The portion of dividends received by non-U.S. holders payable out of our earnings and profits which are not attributable to our capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. withholding tax at the rate of 30%, subject to reduction or elimination by applicable income tax treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, (1) the non-U.S. holder generally will be subject to U.S. tax with respect to such dividends at graduated rates in the same manner as domestic stockholders, (2) such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder, and (3) the income may also be subject to a branch profits tax at 30% (or a lower treaty rate) in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions.  If our stock does not constitute a U.S. real property interest (a “USRPI”), as described below under “—Dispositions of Our Stock,” distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. holder may seek a refund from the IRS of any amounts withheld if

U.S. federal income tax considerations

it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

If our stock constitutes a USRPI, as described below under “—Dispositions of Our Stock,” distributions by us in excess of the sum of our earnings and profits plus the stockholder’s basis in our stock will be treated as gain from the sale or exchange of such stock and be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (for example, an individual or a corporation, as the case may be). The collection of the tax will be enforced by a creditable withholding tax imposed at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Dividends.  Under FIRPTA, a distribution made by us to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs held by us directly, by lower-tier REITs, or through pass-through subsidiaries (“USRPI capital gains”), will, except as discussed below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of a dividend to the extent the dividend is attributable to USRPI capital gains. Distributions subject to FIRPTA may also be subject to a branch profits tax at 30% (or a lower treaty rate) in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if we held the underlying USRPI asset solely as a creditor. Capital gain dividends received by a non-U.S. holder from a REIT attributable to dispositions by that REIT of assets other than USRPIs are generally not subject to U.S. income or withholding tax.

A capital gain dividend by us that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, will generally not be treated as income that is effectively connected with a U.S. trade or business, and will instead be treated the same as an ordinary dividend from us (see “—Taxation of Foreign Stockholders—Ordinary Dividends”), provided that (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the one-year period ending on the date on which the capital gain dividend is received. We expect that our stock will be treated as regularly traded on an established securities market following this offering.

Dispositions of Our Stock.  Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. Our stock will be treated as a USRPI if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. Even if the foregoing test is met, our stock nonetheless will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We believe that we will be, and we expect to continue to be, a domestically controlled qualified investment entity and, therefore, the sale of our stock by a non-U.S. holder should not be subject to taxation under FIRPTA. Because our stock is publicly-traded, however, no assurance can be given that we will be a domestically controlled qualified investment entity.

In the event that we do not constitute a domestically controlled qualified investment entity, a non-U.S. holder’s sale or other disposition of our stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) the stock owned is of a class that is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, and (2) the selling non-U.S. holder held 5% or less of our outstanding stock of that class at all times during a

U.S. federal income tax considerations

specified testing period. As noted above, we believe that our stock will be treated as regularly traded on an established securities market following this offering.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS. Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described above), a non-U.S. holder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. holder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

Estate Tax.  Aviv REIT stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Taxation of tax-exempt stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, are generally exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). Provided that (1) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions from us and income from the sale of our stock should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless either (1) one pension trust owns more than 25% of the value of our stock, or (2) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock, or our becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of owning our stock.

U.S. federal income tax considerations

OTHER TAX CONSIDERATIONS

Legislative or other actions affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, or in what form, any proposals affecting REITs or their stockholders will be enacted. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our stock.

State, local and foreign taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which we or they transact business, own property or reside. We own properties located in a number of jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of us and our stockholders may not conform to the federal income tax treatment discussed above. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

Underwriting

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Banc of America Securities LLC are the representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Shares

UBS Securities LLC
Banc of America Securities LLC
Wachovia Capital Markets, LLC
Morgan Keegan & Company, Inc.
Stifel, Nicolaus & Company, Incorporated

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock and the common stock of the selling stockholders are offered subject to a number of conditions, including:

➢	receipt and acceptance of the common stock by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

OVER-ALLOTMENT OPTION

We and the selling stockholders have granted the underwriters an option to buy up to           additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $      per share from the public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           shares:

	Paid by us		Paid by selling stockholders		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $      million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and certain of our existing security holders that will hold           shares immediately following this offering have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the representatives, offer, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, the representatives may in their sole discretion release some or all of the securities from these lock-up agreements.

If:

➢	during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period,

-	we issue an earnings release or

-	material news or a material event relating to us occurs; or

➢	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period,

then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

INDEMNIFICATION AND CONTRIBUTION

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE LISTING

We will apply to have our common stock listed on the NYSE under the symbol “AVI”.

Underwriting

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representatives;

➢	our history and prospects and the history of, and prospectus for, the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

➢	the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

Underwriting

AFFILIATIONS

Certain of the underwriters and their affiliates have in the past provided and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Notice to investors

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer to the public of our securities which are the subject of the offering contemplated by this offering memorandum may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)  to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities; or

(b)  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this offering memorandum.

UNITED KINGDOM

This prospectus is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such person together being referred to as “relevant persons.” The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to investors

SWITZERLAND

Our securities may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland only on the basis of a non-public offering, and neither this prospectus nor any other solicitation for investments in our securities may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ and agents’ prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The securities have not been and will not be approved by any Swiss regulatory authority. The securities have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities.

HONG KONG

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

SINGAPORE

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the

Notice to investors

SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

JAPAN

Our securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

AUSTRALIA

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the securities has been prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than a wholesale client.

Legal matters

The validity of the common stock and certain other matters of Maryland law will be passed upon for us by Venable LLP. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. In addition, the summary of legal matters contained in the section of this prospectus under “U.S. Federal Income Tax Considerations” is based on the opinion of Sidley Austin LLP.

Experts

The consolidated financial statements and schedule of Aviv Healthcare Properties Limited Partnership and Subsidiaries as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, the financial statements of Aviv Asset Management, L.L.C. as of December 31, 2007 and for the year then ended, and the balance sheet of Aviv REIT, Inc. as of June 20, 2008, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, we refer you to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, we refer you to the full text of the contract or other document filed or incorporated by reference as an exhibit to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, accordingly, will file periodic and current reports, proxy statements and other information with the SEC. Those reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and on the SEC’s website referred to above.

We maintain a website on the Internet with the address of www.avivreit.com. We are not incorporating by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

Aviv REIT, Inc.

Index to financial statements

AVIV REIT, INC.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of June 20, 2008	F-3
Notes to Balance Sheet	F-4

AVIV HEALTHCARE PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
Report of Independent Registered Public Accounting Firm	F-5
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-6
Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006, and 2005	F-7
Consolidated Statements of Changes in Partners’ Equity for the Years Ended December 31, 2007, 2006, and 2005	F-8
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006, and 2005	F-9
Notes to Consolidated Financial Statements	F-10

FINANCIAL STATEMENT SCHEDULE
Schedule III—Real Estate and Accumulated Depreciation	F-28

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable or have been omitted because sufficient information has been included in the notes to the Consolidated Financial Statements.

AVIV HEALTHCARE PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES UNAUDITED CONDENSED FINANCIAL STATEMENTS

Consolidated Balance Sheets as of March 31, 2008 (unaudited) and December 31, 2007	F-34
Consolidated Statements of Operations for the Three Months Ended March 31, 2008 and 2007 (unaudited)	F-35
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2008 and 2007 (unaudited)	F-36
Notes to Consolidated Financial Statements (unaudited)	F-37

AVIV ASSET MANAGEMENT, L.L.C.
Report of Independent Registered Public Accounting Firm	F-45
Balance Sheets as of March 31, 2008 (unaudited) and December 31, 2007	F-46
Statements of Operations for the Three Months Ended March 31, 2008 and 2007 (unaudited) and for the Year Ended December 31, 2007	F-47
Statements of Changes in Members’ Equity for the Three Months Ended March 31, 2008 (unaudited) and for the Year Ended December 31, 2007	F-48
Statements of Cash Flows for the Three Months Ended March 31, 2008 and 2007 (unaudited) and for the Year Ended December 31, 2007	F-49
Notes to Financial Statements	F-50

Aviv REIT, Inc.

Report of independent registered public accounting firm

The Board of Directors
and Stockholders of Aviv REIT, Inc.

We have audited the accompanying balance sheet of Aviv REIT, Inc. (the “Company”) as of June 20, 2008. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of the Company at June 20, 2008, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Chicago, Illinois
June 23, 2008

Aviv REIT, Inc.

Balance sheet

June 20, 2008

Cash	$1,000

Commitments (see note 2)
Stockholders’ equity:
Common stock, $.01 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	$10
Additional paid-in-capital	990

Total stockholders’ equity	$1,000

See accompanying notes to balance sheet.

Aviv REIT, Inc.

Notes to balance sheet

June 20, 2008

1.  ORGANIZATION

Aviv REIT, Inc. (the “Company”) was formed as a Maryland corporation on June 18, 2008. Under the Articles of Incorporation the Company is authorized to issue up to 1,000,000 common shares. The Company has had no operations since its formation.

2.  FORMATION OF THE COMPANY / INITIAL PUBLIC OFFERING

The Company is in the process of an initial public offering of common shares although there can be no assurance that the public offering will occur. The Company expects to focus on the ownership, acquisition and development of healthcare properties, principally skilled nursing facilities. The Company expects to generate its revenues by entering into long-term triple-net leases with qualified local, regional and national operators throughout the United States.

The Company anticipates that following the consummation of the offering, it will conduct its business through a traditional umbrella partnership real estate investment trust.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Report of independent registered public accounting firm

The Partners
Aviv Healthcare Properties Limited Partnership

We have audited the accompanying consolidated balance sheets of Aviv Healthcare Properties Limited Partnership and Subsidiaries (the Partnership) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in partners’ equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index. These financial statements and schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aviv Healthcare Properties Limited Partnership and Subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Chicago, IL
February 29, 2008,
except for Note 14, as to which the date is
June 4, 2008

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Consolidated balance sheets

	December 31,
	2007	2006

Assets
Cash and cash equivalents	$16,143,265	$12,579,273
Deferred rent receivable	14,301,339	6,923,592
Due from related parties	668,478	671,754
Tenant receivables	621,270	391,153
Rental properties, at cost:
Land	53,659,099	46,554,331
Buildings and improvements	451,762,059	395,733,229

	505,421,158	442,287,560
Less accumulated depreciation	(29,953,844)	(18,926,457)

Net rental properties	475,467,314	423,361,103
Deferred finance costs, net	1,973,802	1,894,169
Loan receivables, primarily from related parties	34,919,612	2,500,732
Other assets	15,612,090	17,234,087

Total assets	$559,707,170	$465,555,863

Liabilities, minority interests, and partners’ equity
Accounts payable	$483,756	$119,544
Accrued expenses	558,020	216,970
Tenant security deposits	8,461,204	7,290,702
Due to related parties	6,689,448	7,059,861
Other liabilities	32,336,693	32,407,995
Mortgage and other notes payable	386,355,573	303,059,597

Total liabilities	434,884,694	350,154,669
Minority interests	1,422,456	1,517,985
Class E Preferred Units	31,436,038	17,174,019
Partners’ equity	91,963,982	96,709,190

Total liabilities, minority interests, and partners’ equity	$559,707,170	$465,555,863

See accompanying notes to consolidated financial statements.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Consolidated statements of operations

	Year ended December 31,
	2007	2006	2005

Revenues
Rental income	$67,712,714	$42,658,472	$26,086,062
Tenant recoveries	4,273,471	2,690,370	1,908,844
Interest on loans to lessees	370,369	329,882	7,115

Total revenues	72,356,554	45,678,724	28,002,021
Expenses
Rent and other operating expenses	449,901	553,281	657,470
General and administrative	8,092,020	6,261,217	3,399,874
Real estate taxes	4,305,798	2,664,426	1,869,174
Change in fair value of derivatives	6,946,151	(262,386)	(2,058,242)
Compensation expense, issuance of Class C Units profit interest (Note 8)	—	—	13,525,361
Depreciation	12,934,014	8,157,878	4,817,111
Loss on impairment of assets	2,986,793	—	—
Other	271,792	305,055	260,422

Total expenses	35,986,469	17,679,471	22,471,170

Operating income	36,370,085	27,999,253	5,530,851
Other income and expenses
Interest income	1,413,865	532,840	214,546
Interest expense	(24,254,399)	(15,767,014)	(8,832,477)
Amortization of deferred financing costs	(439,419)	(2,352,592)	(391,724)

Total other income and expenses	(23,279,953)	(17,586,766)	(9,009,655)
Income (loss) before gain on disposition of assets, minority interests, and discontinued operations	13,090,132	10,412,487	(3,478,804)
Gain on disposition of assets	—	500,000	—
Minority interests	50,281	(81,621)	20,689

Income (loss) from continuing operations	13,140,413	10,830,866	(3,458,115)
Discontinued operations, net of minority interests	(16,418)	(101,986)	738,479

Net income (loss)	13,123,995	10,728,880	(2,719,636)
Distributions and accretion on Class E Preferred Units	(6,553,686)	(1,217,610)	—

Net income (loss) allocable to common units	$6,570,309	$9,511,270	$(2,719,636)

See accompanying notes to consolidated financial statements.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Consolidated statements of changes in partners’ equity

Years ended December 31, 2007, 2006, and 2005

Partners’ equity

Balance at January 1, 2005, of Acquiring Entity	$2,938,935
Issuance of Class A and B Units for acquisitions (see Note 8)	54,072,704
Issuance of Class C Units profit interest	13,525,361
Net loss	(2,719,636)
Contributions from partners	1,731,000
Distributions to partners	(11,722,124)

Balance at December 31, 2005	57,826,240
Issuance of Class A and B Units for acquisitions (see Note 8)	34,775,079
Net income	10,728,880
Issuance of warrants	7,831,111
Distributions to partners and accretion on Class E Preferred Units	(14,452,120)

Balance at December 31, 2006	96,709,190
Net income	13,123,995
Issuance of warrants	7,641,564
Distributions to partners and accretion on Class E Preferred Units	(25,510,767)

Balance at December 31, 2007	$91,963,982

See accompanying notes to consolidated financial statements.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Consolidated statements of cash flows

	Year ended December 31,
	2007	2006	2005

Operating activities
Net income (loss)	$13,123,995	$10,728,880	$(2,719,636)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	13,156,184	8,295,203	4,946,766
Amortization	439,419	2,352,592	391,724
Minority interests	9,644	81,899	(20,662)
Deferred rental income	(7,394,214)	(2,741,384)	(1,925,555)
Loss on impairment of assets	2,986,793	—	—
Rental income from intangible amortization	(3,932,994)	(3,197,741)	(1,870,223)
Noncash compensation expense, issuance of Class C Units profit interest	—	—	13,525,361
Changes in assets and liabilities:
Due from related parties	3,276	(587,890)	1,819,902
Tenant receivables	(230,117)	(218,099)	(173,054)
Other assets	648,213	413,144	1,423,885
Accounts payable and accrued expenses	705,262	(191,819)	508,044
Tenant security deposits and other liabilities	6,022,445	(239,792)	(9,482,037)
Due to related parties	(370,413)	5,828,693	1,340,368

Net cash provided by operating activities	25,167,493	20,523,686	7,764,883
Investing activities
Cash acquired in acquisitions	—	—	4,591,874
Purchase and developments of rental properties	(64,637,665)	(80,495,866)	(16,172,772)
Capital improvements and other	(3,611,523)	(530,594)	—

Net cash used in investing activities	(68,249,188)	(81,026,460)	(11,580,898)
Financing activities
Borrowings of debt	88,078,049	269,376,210	195,804,857
Repayment of debt	(4,782,073)	(212,311,469)	(171,729,798)
Payment of mortgage costs and related expenses	(519,052)	(2,006,223)	(2,632,262)
Loan receivables funded to related parties	(30,000,000)	—	—
Loan receivables funded to others	(2,418,880)	(1,853,210)	(647,522)
Distributions to minority interests	(105,173)	(1,186,805)	2,643,553
Proceeds from issuance of warrants	7,641,564	7,831,111	—
Net proceeds from issuance of Class E Preferred Units	11,311,873	16,744,202	—
Cash distributions to partners	(22,560,621)	(17,390,022)	(8,354,405)
Cash contributions from partners	—	—	1,731,000

Net cash provided by financing activities	46,645,687	59,203,794	16,815,423

Net increase (decrease) in cash	3,563,992	(1,298,980)	12,999,408
Cash and cash equivalents:
Beginning of year	12,579,273	13,878,253	878,845

End of year	$16,143,265	$12,579,273	$13,878,253

Supplemental cash flow information
Cash paid for interest	$24,378,070	$15,798,239	$8,960,362
Supplemental disclosure of noncash activity
Accrued distributions payable	$—	$—	$3,367,719

See accompanying notes to consolidated financial statements.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Notes to consolidated financial statements

Years ended December 31, 2007, 2006, and 2005

1.	DESCRIPTION OF OPERATIONS

Aviv Healthcare Properties Limited Partnership, a Delaware limited partnership, and Subsidiaries (the Partnership), directly or indirectly owned or leased 153 and 130 properties, principally skilled nursing facilities, across the United States at December 31, 2007 and 2006, respectively. The Partnership generates the majority of its revenues by entering into long-term triple-net leases with qualified local, regional and national operators. In addition to the base rent, leases provide for our tenants to pay the Partnership an ongoing escrow for real estate taxes. Furthermore, all operating and maintenance costs of the buildings are the responsibility of the tenants. Substantially all depreciation expense reflected in the consolidated statements of operations relate to the ownership of the Partnership’s investment in rental properties. The Partnership manages its business as a single business segment as defined in Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures About Segments of an Enterprise and Related Information.

The Partnership is the general partner and 99.245% owner of Aviv Healthcare Properties Operating Partnership I, L.P. (the Operating Partnership), a Delaware limited partnership. The remaining fractional interest in the Operating Partnership is owned by a related party, Aviv Healthcare LLC, and is shown as a component of minority interest. The Operating Partnership has three wholly owned subsidiaries: Aviv Development JV, LLC (Aviv Development), a Delaware limited liability company; Aviv Financing I, LLC (Aviv Financing I), a Delaware limited liability company; and Aviv Financing II, LLC (Aviv Financing II), a Delaware limited liability company.

2.	FORMATION

The Partnership was formed in 2005 for the purpose of combining various entities (the Roll-up) comprised of limited liability companies, corporations, and general partnerships with varying ownership, formerly managed by Karell Capital Ventures, Inc. (KCV), an entity affiliated with the Partnership through common ownership. While there was some commonality of ownership interests among the entities, common control did not exist among these entities prior to or subsequent to the Roll-up. The Partnership refinanced the respective debt obligations of the acquired entities, as well as covered the expenses of the transaction with a syndicated credit facility led by LaSalle Bank National Association (the Credit Facility). The Credit Facility initially provided financing in 2005 to the Partnership in the aggregate amount of up to $225 million and subsequently increased the amount to $370 million (as described in Note 7). For the purposes of creating the Credit Facility, the entities were held in Aviv Financing I.

The Roll-up was treated as an acquisition of real estate assets at fair value with the largest of the combining entities, Massachusetts Nursing Homes, LLC (Massachusetts), identified as the accounting acquirer. Massachusetts’ assets, liabilities, and equity continue to be reported in the consolidated financial statements at their historical cost. All other remaining real estate assets, effective on their respective acquisition dates, were deemed to have been acquired by Massachusetts, and these acquired assets and assumed liabilities were recorded on such dates at their fair value in accordance with the purchase method of accounting.

The Roll-up transactions closed in two phases during 2005 and three smaller phases in 2006. The first closing occurred on April 1, 2005, and consisted of 42 entities and 56 properties (1st Close). The second closing occurred on June 30, 2005, and consisted of 14 entities and 31 properties (2nd Close). The Partnership borrowed $185 million on its credit facility to refinance existing debt and pay transaction expenses relating to these acquired entities. On June 14, 2006, two additional entities were

Aviv Healthcare Properties Limited Partnership and Subsidiaries

acquired by Aviv Financing I, and on December 1, 2006, five entities were acquired by Aviv Financing I. On December 29, 2006, six additional entities were acquired by Aviv Financing I, and one entity was acquired by Aviv Financing II. Aviv Financing I borrowed $21 million on its credit facility to refinance existing debt and pay transaction expenses from these acquired entities.

A summary of the initial recording of the Roll-up by fiscal year is as follows:

	Year Ended December 31,
	2006	2005

Acquisitions
Cash acquired	$—	$4,591,874
Rental properties	91,636,908	235,047,323
In-place lease intangible assets	6,038,489	4,330,000
Other assets	4,142,198	4,452,450
In-place lease intangible liabilities	(11,724,387)	(19,758,107)
Other liabilities	(5,128,130)	(13,261,038)
Debt	(50,189,999)	(161,329,798)

Class A and B Units issued	$34,775,079	$54,072,704

In consideration for the properties acquired by the Partnership, each former owner received Class A Units or a combination of Class A and B Units in the Partnership based on the estimated fair value of the former owner’s historic interest in each of the former owners’ respective partnerships. Units granted in connection with the Roll-up were issued and recorded at their estimated fair value.

On January 1, 2007, Aviv Development transferred its partnership interest in Mansfield Ohio LLC to Aviv Financing I. On October 1, 2007, Aviv Financing II transferred its partnership interest in Ohio Aviv LLC to Aviv Financing I.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The accompanying consolidated financial statement includes the accounts of the Partnership, the Operating Partnership, and all controlled subsidiaries and joint ventures. The Partnership considers itself to control an entity if it is the majority owner of and has voting control over such entity. The portion of the net income or loss attributed to third parties is reported as minority interests on the Partnership’s consolidated statements of operations, and such parties’ portion of the net equity in such subsidiaries is reported on the Partnership’s consolidated balance sheets as minority interests. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less. The Partnership maintains cash and cash equivalents in United States

Aviv Healthcare Properties Limited Partnership and Subsidiaries

banking institutions that exceed amounts insured by the Federal Deposit Insurance Corporation. The Partnership believes the risk of loss from exceeding this insured level is minimal.

Rental properties

The Partnership has initially recorded all acquired properties at their estimated fair value, excluding Massachusetts, which is recorded at historical cost, net of accumulated depreciation. The Partnership periodically assesses the carrying value of rental properties and related intangible assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to determine if facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. In the event impairment in value occurs and the carrying amount of the rental properties will not be recovered, a provision will be recorded to reduce the carrying basis of the rental properties and related intangibles to their estimated fair value. The estimated fair value of the Partnership’s rental properties is determined by using customary industry standard methods that include discounted cash flow and/or direct capitalization analysis. As part of the impairment evaluation at December 31, 2007, the Partnership recorded a charge of approximately $615,000 pertaining to the impairment of one building and an additional charge of approximately $2,372,000 pertaining to the demolition of four other buildings.

Buildings and building improvements have been assigned estimated 40-year lives and are depreciated on the straight-line method. Personal property, furniture, and equipment have been assigned estimated lives ranging from 7 to 11 years and are generally depreciated on the straight-line method. Maintenance and repairs are expensed as incurred.

The Partnership may advance monies to its lessees for the purchase, generally, of furniture, fixtures, or equipment. Required minimum lease payments due from the lessee increase to provide for the repayment of such amounts over a stated term. These advances are reflected as loan receivables on the consolidated balance sheets, and the incremental lease payments are bifurcated between principal and interest over the stated term. Such advances equaled $4,919,612 and $2,500,732 at December 31, 2007 and 2006, respectively.

Purchase accounting

In determining the allocation of the purchase price of partnerships and facilities between net tangible and identified intangible assets acquired and liabilities assumed, we make estimates of the fair value of the tangible and intangible assets and acquired liabilities using information obtained as a result of preacquisition due diligence, marketing, leasing activities, and independent appraisals. We allocate the purchase price of facilities to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of SFAS No. 141, Business Combinations. The determination of fair value involves the use of significant judgment and estimation. We determine fair values as follows:

➢	Other assets acquired and other liabilities assumed are valued at stated amounts, which approximate fair value.

➢	Rental properties are valued utilizing discounted cash flow projections that assume certain future revenue and costs and consider capitalization and discount rates using current market conditions. We allocate the purchase price of facilities to net tangible and identified intangible assets acquired and liabilities assumed based on their fair values.

➢	Assumed debt balances are valued at fair value with the computed discount/premium amortized over the remaining term of the obligation.

We determine the value of land either based on real estate tax assessed values in relation to the total value of the asset, internal analyses of recently acquired, and existing comparable properties within our

Aviv Healthcare Properties Limited Partnership and Subsidiaries

portfolio or third party appraisals. The fair value of in-place leases, if any, reflects: (i) above- and below-market leases, if any, determined by discounting the difference between the estimated current market rent and the in-place rentals, the resulting intangible asset or liability of which is amortized to rental revenue over the remaining life of the associated lease plus any fixed rate renewal periods if applicable; (ii) the estimated value of the cost to obtain tenants, including tenant allowances, tenant improvements, and leasing commissions, which is amortized over the remaining life of the associated lease; and (iii) an estimated value of the absorption period to reflect the value of the rents and recovery costs foregone during a reasonable lease-up period as if the acquired space was vacant, which is amortized over the remaining life of the associated lease. We also estimate the value of tenant or other customer relationships acquired by considering the nature and extent of existing business relationships with the tenant, growth prospects for developing new business with such tenant, such tenant’s credit quality, expectations of lease renewals with such tenant, and the potential for significant, additional future leasing arrangements with such tenant. We amortize such value, if any, over the expected term of the associated arrangements or leases, which would include the remaining lives of the related leases. The amortization is included in the consolidated statements of operations in rental income.

Revenue recognition

Rental income is recognized on a straight-line basis over the term of the lease when collectibility is reasonably assumed. Differences between rental income earned and amounts due under the lease are charged or credited, as applicable, to deferred rent receivable. Income recognized from this policy is entitled deferred rental revenue. Additional rents from expense reimbursements for insurance, real estate taxes, and certain other expenses are recognized in the period in which the related expenses are incurred.

Resident fee revenue is recorded when services are rendered and consists of fees for basic housing, support services, and fees associated with additional services such as personalized health and assisted living care. Residency agreements are generally for a term of 30 days, with resident fees billed monthly in advance. Revenue for certain skilled nursing services and ancillary charges is recognized as services are provided and is billed monthly in arrears.

Below is a summary of the components of rental income, including rental income from discontinued operations, for the respective periods:

	Year Ended December 31
	2007	2006	2005

Rental income	$57,134,023	$38,064,523	$23,363,486
Deferred rental revenue	7,394,214	2,741,384	1,925,555
Rental income from intangible amortization	3,932,994	3,197,741	1,870,223

Total rental income	$68,461,231	$44,003,648	$27,159,264

Deferred finance costs

Deferred finance costs are being amortized using the straight-line method, which approximates the interest method, over the term of the respective underlying debt agreement.

Derivative instruments

The Partnership has implemented SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (including amendments set forth in SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities), which establishes accounting and reporting standards requiring that all derivatives, including certain derivative instruments embedded in

Aviv Healthcare Properties Limited Partnership and Subsidiaries

other contracts, be recorded as either an asset or liability measured at their fair value unless they qualify for a normal purchase or normal sales exception. When specific hedge accounting criteria are not met, SFAS No. 133 requires that changes in a derivative’s fair value be recognized currently in earnings. All of the changes in the fair market values of the Partnership’s derivative instruments are recorded in the consolidated statements of operations.

Stock-based compensation

The Partnership follows SFAS No. 123(R), Share-Based Payment, which is a revision to SFAS No. 123, Accounting for Stock-Based Compensation, which requires all shared-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of operations based on their fair values.

Fair value of financial instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets. Considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Partnership could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

In the normal course of business, the Partnership invests in various financial assets and incurs financial liabilities. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts that the Partnership might pay or receive in actual market transactions. As a number of the Partnership’s significant assets and liabilities are not considered financial instruments, the disclosures below do not reflect the fair value for the Partnership as a whole.

The carrying amount of cash and cash equivalents approximates fair value because of the short-term maturity of those investments.

The carrying amount of the derivative instruments is recorded at fair value in accordance with SFAS No. 133.

The fair value of mortgage and other notes payable as of December 31, 2007 and 2006, is deemed to approximate their carrying values based upon interest rates currently available to the Partnership on similar borrowings.

Income taxes

As a limited partnership, the consolidated operating results are included in the income tax returns of the individual partners. Accordingly, the Partnership does not provide for federal income taxes. State income taxes were not significant in any of the periods presented.

Risks and uncertainties

The Partnership is subject to certain risks and uncertainties affecting the healthcare industry as a result of healthcare legislation and continuing regulation by federal, state, and local governments. Additionally, we are subject to risks and uncertainties as a result of changes affecting operators of nursing home facilities due to the actions of governmental agencies and insurers to limit the growth in cost of healthcare services.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Accounting pronouncements not yet adopted

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 applies whenever other standards require assets or liabilities to be measured at fair value. This statement is effective in fiscal years beginning after November 15, 2007. The Partnership is evaluating SFAS 157 and has not yet determined the impact the adoption will have on the consolidated financial statements, but the impact is not expected to be significant.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The FASB believes that SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. The Partnership is evaluating SFAS 159 and has not yet determined the impact the adoption will have on the consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. FIN No. 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN No. 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership’s tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority based on the technical merits of the tax position and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. On February 1, 2008, the FASB issued FSP No. FIN 48-2, deferring the effective date of option of FIN No. 48 for nonpublic enterprises. Adoption of FIN No. 48 is required for annual financial statements for fiscal years beginning after December 15, 2007, and is to be applied to all open tax years as of the effective date. At this time, the Partnership is evaluating the implications of FIN No. 48, and its impact on the consolidated financial statements has not yet been determined.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (SFAS 141R). SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific acquisition related items including: (1) expensing acquisition related costs as incurred; (2) valuing noncontrolling interests at fair value at the acquisition date; and (3) expensing restructuring costs associated with an acquired business. SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Partnership expects SFAS 141R will have an impact on the accounting for future business combinations once adopted, but is currently assessing the impact it will have on the consolidated results of operations and financial position.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the Consolidated Financial Statements and separate from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the Consolidated Statements of Operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This statement is effective for the Partnership on January 1, 2009. The Partnership is currently evaluating the impact SFAS 160 will have on its consolidated results of operations and financial position.

Discontinued operations

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), the results of operations related to the actual or planned disposition of rental properties are reflected in the consolidated statements of operations as discontinued operations for all periods presented.

4.	RENTAL PROPERTY ACQUISITIONS

In addition to the Roll-up, the Partnership acquired additional rental properties during 2007 as described below:

➢	In February 2007, Aviv Financing I acquired five properties in Pennsylvania and Massachusetts from an unrelated third party for a purchase price of $34,000,000. The Partnership funded this purchase through borrowings of $26,287,500 under the Credit Facility and from proceeds from the issuance of Class E Units.

➢	In March 2007, Aviv Financing I acquired a property in Ohio from an unrelated third party for a purchase price of $10,000,000. The Partnership financed this purchase through borrowings of $9,865,454 under the Credit Facility and from proceeds from the issuance of Class E Units.

➢	In July 2007, Aviv Financing I acquired six properties in Texas from an unrelated third party for a purchase price of $4,500,000. The Partnership financed this purchase through borrowings of $3,600,000 under the Credit Facility and from proceeds from the issuance of Class E Units.

➢	In July 2007, Aviv Financing I acquired a property in Texas from an unrelated third party for a purchase price of $5,800,000. The Partnership financed this purchase through borrowings of $4,500,000 under the Credit Facility and from proceeds from the issuance of Class E Units.

➢	In August 2007, Aviv Financing I acquired a property in Texas from an unrelated third party for a purchase price of $5,900,000. The Partnership financed this purchase through borrowings of $4,500,000 under the Credit Facility and from proceeds from the issuance of Class E Units.

➢	In December 2007, Aviv Financing I acquired a facility in Illinois from an entity controlled by a Unitholder of the Partnership on terms believed by management to represent an arm’s-length transaction for a net purchase price of $4,075,000. The Partnership financed this purchase through borrowings of $3,260,000 under the Credit Facility and from proceeds from the issuance of Class E Units.

In accordance with SFAS No. 141, the Partnership allocated the net purchase price of these properties acquired in 2007 entirely to rental properties and in-place lease intangible assets.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

In addition to the Roll-up, the Partnership acquired additional rental properties during 2006 as described below:

➢	In June 2006, Aviv Financing I acquired eight properties in Texas from an unrelated third party for a purchase price of $14,305,000. The Partnership funded this purchase through borrowings of $11,448,653 under the Credit Facility and from proceeds from the issuance of Class E Units.

➢	In September 2006, Aviv Financing I acquired five properties in Missouri and Illinois from an unrelated third party for a net purchase price of $40,216,000. The Partnership financed this purchase through borrowings of $30,150,000 under the Credit Facility and from proceeds from the issuance of Class E Units.

➢	In November 2006, Aviv Financing I acquired a facility in Oregon from an unrelated third party for a net purchase price of $5,800,000. The Partnership financed this purchase through borrowings of $4,537,300 under the Credit Facility. Aviv Development acquired a facility in Ohio for $2,831,000. The Partnership funded this acquisition with available cash and from proceeds from the issuance of Class E Units.

➢	In December 2006, Aviv Financing II acquired three facilities in Ohio from an unrelated third party for a net purchase price of $18,370,360. The Partnership funded this acquisition with available cash and from proceeds from the issuance of Class E Units.

In accordance with SFAS No. 141, the Partnership allocated the net purchase price of these properties acquired in 2006 as follows:

Rental properties and in-place lease intangible assets	$82,281,360
In-place lease intangible liabilities	(3,590,000)

Borrowings and available cash	$78,691,360

In addition to the Roll-up, the Partnership acquired additional rental properties during 2005 as described below.

➢	In June 2005, Aviv Financing I acquired three properties from an unrelated third party for a purchase price of $6,700,400. The Partnership funded this purchase through borrowings of $6,700,400 under the Mortgage.

➢	In November 2005, Aviv Financing I acquired a property in Kansas from an unrelated third party for a net purchase price of $3,000,000. The Partnership financed this purchase through borrowings of $2,325,000 under the Term Loan, with the remainder being funded with available cash.

➢	In November 2005, Aviv Development acquired a property in Texas from an unrelated third party for a net purchase price of $980,458. The Partnership financed this purchase with available cash.

➢	In November 2005, Aviv Development acquired a property in Arkansas from an unrelated third party for a net purchase price of $538,000. The Partnership funded this purchase with available cash.

➢	In December 2005, Aviv Financing I acquired three properties in Arkansas from an unrelated third party for a net purchase price of $9,163,998. The Partnership financed this purchase through borrowings of $7,460,000 through the Bridge Loan, with the remainder being funded with available cash.

In accordance with SFAS No. 141, the Partnership allocated the net purchase price of these properties acquired in 2005 as follows:

Rental properties and in-place lease intangible assets	$21,933,963
In-place lease intangible liabilities	(1,551,107)

Borrowings and available cash	$20,382,856

Aviv Healthcare Properties Limited Partnership and Subsidiaries

5.	DEFERRED FINANCE COSTS

The following summarizes the Partnership’s deferred finance costs at December 31, 2007 and 2006:

	2007	2006

Gross amount	$2,517,492	$1,998,440
Accumulated amortization	(543,690)	(104,271)

Net	$1,973,802	$1,894,169

Amortization of deferred financing costs is reported in the amortization expense line item in the consolidated statements of operations.

The estimated annual amortization of the deferred finance costs for each of the four succeeding years is as follows:

2008	$536,620
2009	536,620
2010	536,620
2011	363,942

Total	$1,973,802

6.	IN-PLACE LEASE INTANGIBLES

The following summarizes the Partnership’s in-place lease intangibles classified as part of other assets or other liabilities at December 31, 2007 and 2006:

	2007		2006
	Assets	Liabilities	Assets	Liabilities

Gross amount	$11,836,989	$34,275,494	$11,836,989	$35,622,494
Accumulated amortization	(2,009,698)	(10,067,075)	(1,019,447)	(6,468,239)

Net	$9,827,291	$24,208,419	$10,817,542	$29,154,255

The estimated annual amortization expense of the identified intangibles for each of the five succeeding years is as follows:

	Assets	Liabilities

2008	$1,043,000	$3,466,000
2009	1,041,000	3,160,000
2010	1,028,000	3,159,000
2011	962,000	2,619,000
2012	944,000	2,507,000
Thereafter	4,809,000	9,297,000

	$9,827,000	$24,208,000

Aviv Healthcare Properties Limited Partnership and Subsidiaries

7.	MORTGAGE AND OTHER NOTES PAYABLE

The Partnership’s mortgage and other notes payable consisted of the following:

	December 31,
	2007	2006

Credit facility:
Term A loans (interest rates of 7.15% and 7.83% on December 31, 2007 and 2006, respectively)	$215,000,000	$215,000,000
Term B loans (interest rates of 7.15% and 7.83% on December 31, 2007 and 2006, respectively)	117,039,727	55,485,532
CapEx note (interest rates of 6.90% and 7.58% on December 31, 2007 and 2006, respectively)	3,980,531	3,314,884
Construction loan (interest rate of 7.25% on December 31, 2007)	5,856,176	—
Joint venture construction loan (interest rate of 8.25% on December 31, 2007 and 2006)	4,856,724	4,321,661
HUD-related debt (interest rates ranging from 5.23% to 7.25% on seven HUD properties)	24,622,415	24,937,520
Other loan (interest rate of 7.65% on December 31, 2007)	15,000,000	—

Total	$386,355,573	$303,059,597

Credit facility

In conjunction with the formation of the Partnership, Aviv Financing I entered into a five-year credit agreement (the Original Agreement) that provides a $185 million mortgage term loan facility (the Mortgage) and a $40 million acquisition term loan facility (the Term Loan). In addition to the Credit Facility, Aviv Financing I entered into an unsecured note arrangement with LaSalle Bank that allows the company to draw up to $10 million in order to provide additional investment in owned properties (CapEx Note).

On September 15, 2006, Aviv Financing I amended and restated its credit agreement. The Amended and Restated Credit Agreement (the Amended Agreement) contained the following provisions, among others:

➢	conversion of the outstanding loans from a Mortgage and Term Loan as of September 15, 2006, of $204,851,469 to Term A Loans, and increasing the amount of the Term A Loans to $215 million;

➢	extension of Term B Loans, not exceeding $155 million; such loan facility will be solely used to finance the Partnership’s real estate acquisitions;

➢	extension of a Swingline loan (the Swingline facility), a component of the acquisition term loan facility, amounting to $25 million. Such Swingline facility may be increased to $45 million for one time during each two fiscal quarter periods after the date of the Amended Agreement. There were no loans outstanding at December 31, 2007 or 2006, under this facility. Any loans available from the Swingline facility are payable over a period of 60 days; and

➢	the term of the Amended Agreement was established at five years.

For accounting purposes, the amendment was treated as a debt extinguishment, and previously deferred financing costs of $1,867,128 were expensed as a component of amortization expense in connection therewith.

Under the terms of the Amended Agreement and the Original Agreement contained cross-default provisions. In addition, the Term A and B Loans contain cross-collateral provisions.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

All of Aviv Financing I’s real and personal property serve as collateral for the above credit agreements. The Amended Agreement and the Original Agreement contain a requirement for the Partnership to maintain certain financial ratios, including a Minimum Debt Service Ratio Coverage and Minimum Distribution Coverage Ratio based on operating results of both Aviv Financing I and its tenants and various restrictive covenants, including limitations on investments, limitations on issuance of equity, and limitations on dividends or distributions.

As of December 31, 2007, Aviv Financing I had further modified the Amended Agreement to increase the commitment under the Term B Loan from $155 million to $213 million.

Term A Loans

Principal payments on the Term A Loans are payable in quarterly installments beginning on June 30, 2007. The payment schedule for the Term A Loans is based upon a 25-year mortgage- style amortization as defined in the Amended Agreement. Interest rates, at the Partnership’s option, are based upon either the base rate or LIBOR (4.65% at December 31, 2007) plus 2.5%. The base rate, as defined in the Amended Agreement, is the greater of the Federal Funds Rate (4.25% at December 31, 2007) plus 0.5% or the prime rate (7.25% at December 31, 2007). The balance outstanding on the Term A Loans as of December 31, 2007, was $215 million. The interest rate on December 31, 2007 and 2006, on the outstanding balance was 7.15% and 7.83%, respectively, maturing in September 2011.

Term B Loans

Principal payments on the Term B Loans are payable in quarterly installments beginning on December 31, 2009. The payment schedule for the Term B Loans is based upon a 25-year mortgage-style amortization as defined in the Amended Agreement. Interest rates, at the Partnership’s option, are based upon either the base rate or LIBOR (4.65% at December 31, 2007) plus 2.5%. The base rate, as defined in the Amended Agreement, is the greater of the Federal Funds Rate (4.25% at December 31, 2007) plus 0.5% or the prime rate (7.25% at December 31, 2007). The balance outstanding on the Term B Loans as of December 31, 2007 and 2006, was $117.04 million and $55.48 million, respectively. The interest rate on December 31, 2007 and 2006, on the outstanding balance was 7.15% and 7.83%, respectively. This loan matures in September 2011.

CapEx Note

Aviv Financing I amended and restated the CapEx promissory note on January 10, 2007. As a result of this amendment, the borrowing capacity was increased from $5 million to $10 million. There are no required principal payments until the maturity date of January 10, 2009, when the outstanding principal balance is due in full. Monthly interest payments on the outstanding balance are due in arrears on the last day of each calendar month. Interest rates, at the Partnership’s option, are based upon either the base rate or LIBOR (4.65% at December 31, 2007) plus 2.25%. The base rate, as defined in the CapEx Note, is the greater of the Federal Funds Rate (4.25% at December 31, 2007) plus 0.5% or the prime rate (7.25% at December 31, 2007). The balance outstanding on the CapEx Note at December 31, 2007, was $3,980,531. The interest rate on December 31, 2007 and 2006, on the outstanding balance was 6.90% and 7.58%, respectively.

Other loans

Effective December 27, 2005, the Partnership entered into a short-term Bridge Loan (the Bridge Loan) that provides liquidity for borrowings of $7.4 million. The Bridge Loan is a lending facility used by the Partnership to provide short-term financing to Aviv Financing I. This loan created a temporary cash

Aviv Healthcare Properties Limited Partnership and Subsidiaries

source until the capital could be borrowed against the Term Loan. The interest rate on December 31, 2005, on the outstanding balance was 7.25%. This loan was fully paid on January 20, 2006.

Effective November 22, 2005, the Partnership, through a joint venture, entered into a Construction Loan that provides for borrowings up to $5 million. The Construction Loan was a short-term lending facility which was converted to a five-year fixed loan in 2006. Interest is payable monthly at the prime rate (7.25% at December 31, 2007) plus 1.0%. The interest rate on December 31, 2007, was 8.25%. This loan is collateralized by a skilled nursing facility owned by a joint venture controlled by Aviv Development.

On March 16, 2007, a subsidiary of Aviv Financing I, LLC entered into a construction loan agreement that provides for borrowings up to $6.1 million. Interest-only payments at the prime rate (7.25% at December 31, 2007) are due monthly through March 1, 2008. From April 1, 2008, through the maturity date of March 16, 2010, monthly payments of principal and interest are due based on a twenty-year amortization schedule. This loan is collateralized by a skilled nursing facility controlled by Aviv Financing I.

As a result of the acquisition of certain facilities in 2006 (as described in Note 2), the existing mortgage loans were assumed by subsidiaries of Aviv Financing I. Each of these mortgages is insured by the U.S. Department of Housing and Urban Development (HUD) and is subject to HUD guidelines and restrictions. These loans require monthly payments for escrows and replacement reserves. Prepayments are subject to prepayment penalties.

	Interest	Balance at December 31,		Maturity
Entity	rate	2007	2006	date

Santa Ana Bartlett	5.74%	$3,529,000	$3,591,000	03/01/33
Camas	7.23	2,660,000	2,683,000	07/01/36
Clarkston Care	7.25	3,968,000	4,003,000	09/01/36
Heritage Monterey	6.95	2,441,000	2,475,000	01/01/32
Riverside	7.10	3,339,000	3,386,000	10/01/32
Tujunga	5.82	3,473,000	3,529,000	12/01/37
VRB	5.23	5,212,000	5,271,000	06/01/39

Totals		$24,622,000	$24,938,000

On October 16, 2007, Aviv Healthcare Properties Limited Partnership entered into a loan agreement in the amount of $15,000,000. This loan is collateralized by the Partnership’s right to distributions from the Operating Partnership pursuant to a collateral assignment of distributions agreement and matures on December 10, 2010. Interest rates, at the Partnership’s option, are based upon either the base rate plus 0.5% or LIBOR (4.65% at December 31, 2007) plus 3.0%. The base rate, as defined in the loan agreement, is the greater of the prime rate (7.25% at December 31, 2007) or the Federal Funds Rate (4.25% at December 31, 2007) plus 0.5%. Quarterly principal payments are required beginning March 31, 2008.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Future annual maturities of all debt obligations for five fiscal years subsequent to December 31, 2007, are as follows:

2008	$5,213,064
2009	10,061,635
2010	22,512,355
2011	325,522,520
2012	460,170
Thereafter	22,585,829

$386,355,573

8.	PARTNERS’ EQUITY AND CLASS E PREFERRED UNITS

In conjunction with the formation of the Partnership, the Partnership issued 10,323,213 Class A Units and 3,294,733 Class B Units in exchange for all ownership interests of the Roll-up contributed to the Partnership in 2005. The Partnership issued an additional 3,144,010 Class A Units and 1,228,372 Class B Units in 2006. No Class A or Class B Units were issued in 2007. The Class A Units issued as a result of the formation of the Partnership have a par value of $10.00 per unit, while Class A Units issued on December 29, 2006, as a result of the addition of additional properties have a par value of $11.49 per unit. Operating distributions accrue at the rate of 10% per year for Class A Units. The Class A Units have distribution preference, which decreases ratably after the full return of capital to the Class A Unitholders through distributions and also have a liquidation preference and a profit interest in the event of sale, disposition, or refinancing as defined in the Agreement of Limited Partnership (the Partnership Agreement).

Also in connection with the formation of the Partnership, the Partnership awarded Class C Unit profit interests. These Units do not have a par value, and no capital was contributed in consideration for their issuance. These Units were issued to the General Partner of the Partnership, which is owned by two parties which have significant ownership holdings in the Partnership. Compensation expense of $13,525,361 representing the estimated fair value of these units on the date of issuance is reported in the consolidated statement of operations relating to this grant in the year ended December 31, 2005. Fair value was estimated using a financial model and estimates of possible cash flows to Class C Unitholders under various scenarios. When operating distributions are paid in full to the Class A Units as described above, the Class B and Class C Units receive all excess distributions, with 40% to Class B Unitholders and 60% to the Class C Unitholders until the Class B Units receive $3 million in any partnership year. After reaching this threshold, the remaining distributions are allocated 100% to the Class C Unitholders.

The Class D Units represent profit interests in the Partnership, which may be granted on a periodic basis to employees of the Manager. A total of 10,000 Class D Units have been authorized under the Partnership Agreement. A total of 9,300 and 8,900 Class D Units are outstanding at December 31, 2007 and 2006, respectively. The Class D Units are not entitled to any distributions of the Partnership, except in the event of sale, disposition, or refinancing as defined in the Partnership Agreement. Class C Units also have an interest in these proceeds. These Units are defined as performance-based awards under SFAS No. 123 (R) and require employment of the recipient on the date of sale, disposition, or refinancing (Liquidity Event). If the employee is no longer employed on such date, the award is forfeited. For accounting purposes, the grant date fair value will be recognized as an expense when a Liquidity Event becomes imminent. No expense relating to these awards has been recognized in 2007, 2006, or 2005. In addition, the Partnership has established, under the management agreement with the Manager, an officer incentive program linked to the future value of the Partnership. Awards vest annually over a five-year period assuming continuing employment with the Partnership. For accounting purposes, expenses under the program will commence in 2008.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

On May 26, 2006, the Partnership entered into a Unit Purchase Agreement with an investment firm to sell up to 10,000,000 Class E Cumulative Preferred Limited Partnership Units for up to $100 million. The holders of the Class E Units have committed to the purchase of a minimum of $75 million if requested by the Partnership. The Partnership also amended and restated its Partnership Agreement to reflect the creation of this class of Limited Partnership Units. The Class E Units have a par value of $10, and distributions are payable quarterly at the rate of 10% per year. In addition to the current return of 10%, under certain circumstances outlined in the Amended and Restated Agreement of Limited Partnership, the holders of the Class E Units may be eligible for an additional 5% accrued return. The Class E Units have distribution preference and liquidation preference as defined in the Amended and Restated Agreement of Limited Partnership. The Class E Units, and a warrant discussed below, are issued/sold for $10.

The holders of the Class E Units can demand redemption of the security at any time after the fifth anniversary of the initial sale of the Unit (May 26, 2011) at a redemption price of $10. If the EBITDA yield or cash available for distribution of the Partnership, as defined in the Unit Purchase Agreement, drops below a specified level, distributions are precluded on other Partnership Units, and, in certain instances, the holder is granted certain decision-making rights. The Partnership can redeem the Class E Units at anytime following the earlier of the fifth anniversary or the listing of the securities on a national exchange. If the Partnership elects to redeem at that time, the redemption price requires that the holders receive an internal rate of return of 15% on its investment. Due to the redemption right of the holders, the security is presented outside of partners’ equity on the consolidated balance sheet. In addition, the annual 10% distribution payable to this preferred security holder is recognized as a deduction in the consolidated statements of operations in computing income allocable to common Unitholders.

In addition, each Class E Unit is sold with a warrant that is exercisable by the holder subject to terms outlined in the Form of Warrant, the Unit Purchase Agreement, and the Amended and Restated Agreement of Limited Partnership. The warrant entitles the Class E Unitholder to purchase one Class A Unit for $10, which may be exercised on or after May 26, 2006, up to May 26, 2021, but no later than 18 months following an issuer redemption of the Class E Units. The warrant is treated as a separate instrument from the Class E Unit and is considered an equity security for accounting purposes.

The Partnership sold 780,451 Class E Units and accompanying warrants on May 26, 2006. Subsequent sales of 1,933,388 and 1,727,234 Class E Units and accompanying warrants were completed in 2007 and 2006, respectively. All Class E Units were issued in connection with the acquisitions (as described in Note 4). Additional Class E Units and accompanying warrants can be sold at the discretion of the Partnership subject to parameters defined in the Unit Purchase Agreement through May 26, 2011.

For accounting purposes, the aggregate $10 purchase price of the Class E Unit and warrant is bifurcated between the two instruments based on their relative fair value. The difference between the allocated fair value of the Class E Unit upon issuance and the redemption price of $10 is accreted as a deduction in computing income allocable to common Unitholders.

Distributions to Unitholders are summarized as follows for the respective periods:

	Class A	Class B	Class C	Class D	Class E

2007	$13,562,740	$2,174,029	$3,261,043	$—	$3,603,541
2006	10,744,148	996,145	1,494,217	—	787,793
2005	6,805,153	767,389	1,149,582	—	—

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Weighted-average Units outstanding are summarized as follows for the respective periods:

	Class A	Class B	Class C	Class D	Class E

2007	13,467,223	4,523,145	2	9,300	3,594,299
2006	10,733,805	3,356,720	2	8,900	793,390
2005	7,393,507	2,375,044	2	—	—

9.	MINIMUM FUTURE RENTALS

The Partnership’s rental properties are leased under noncancelable triple-net operating leases. Under the provisions of the leases, the Partnership receives fixed minimum monthly rentals, generally with annual increases, and the tenants are responsible for the payment of all operating expenses, including repairs and maintenances, insurance, and real estate taxes of the property throughout the term of the leases.

At December 31, 2007, future minimum annual rentals to be received under the noncancelable lease terms are as follows:

2008	$59,300,179
2009	59,839,336
2010	60,654,229
2011	59,496,136
2012	58,938,116
Thereafter	403,180,178

$701,408,174

10.	RELATED PARTIES

Related party receivables and payables represent amounts due from/to various affiliates of the Partnership, including advances to members of the Partnership, amounts due to certain acquired partnerships and limited liability companies for transactions occurring prior to the formation of the Partnership, and various advances to entities controlled by affiliates of the Partnership’s management.

The Partnership has entered into a management agreement, as amended, effective April 13, 2005, with Aviv Asset Management, L.L.C. (AAM), an entity affiliated by common ownership with the General Partner of the Partnership. Under the management agreement, AAM has been granted the exclusive right to oversee the portfolio of the Partnership, providing, among other administrative services, accounting and all required financial services; legal administration and regulatory compliance; investor, tenant, and lender relationship services; and transactional support to the Partnership. Except as otherwise provided in the Partnership Agreement, all management powers of the business and affairs of the Partnership are exclusively vested in the General Partner. The annual fee for such services equals six-tenths of one percent (0.6%) of the aggregate fair market value of the properties as determined by the Partnership and AAM on an annual basis. In addition, the Partnership is to reimburse AAM for all reasonable and necessary out-of-pocket expenses incurred in AAM’s conduct of its business, including, but not limited to, travel, legal, appraisal, and brokerage fees; fees and expenses incurred in connection with the acquisition, disposition, or refinancing of any property; and reimbursement of compensation and benefits of the officers and employees of AAM. This agreement is to continue until terminated by either party with 30 days’ notice. Such fees and related expense reimbursements amounted to $6,543,388, $4,814,727, and $2,011,278 in 2007, 2006, and 2005, respectively, and are reflected as a component of general and administrative expenses in the consolidated statements of operations. Of these amounts, $629,510 and $1,597,651 remained outstanding at December 31, 2007 and 2006, respectively.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

On October 16, 2007, the Partnership acquired AAM through a Manager Contribution and Exchange Agreement dated October 16, 2007 (the Contribution Agreement). As stipulated in the Contribution Agreement and the Second Amended and Restated Agreement of Limited Partnership on October 16, 2007 (Partnership Agreement), the Partnership issued a new class of Partnership Unit, Class F Units, as consideration to the contributing members of AAM. The contributing members of AAM serve as the general partner of the Partnership. The Class F Units have subordinated payment and liquidity preference to the Class E Units but are senior in payment and liquidity preference, where applicable, to the Class A, B, C, and D Units. The Class F Units pay in quarterly installments an annual dividend of 8.25% of the preliminary face amount of $53,698,000. The preliminary pricing was based upon relevant market comparable transactions. The ultimate Class F Unit valuation will be subject to a true-up formula at the time of a Liquidity Event, as defined in the Partnership Agreement.

Under certain circumstances, the Partnership Agreement does permit the Class E Unitholders to unwind this transaction and requires the Partnership to redeem the Class F Units by returning to the affiliates all membership interests in AAM.

For accounting purposes, AAM has not been consolidated by the Partnership nor has any value been ascribed to the Class F Units issued due to the ability of the Class E Unitholders to unwind the acquisition as described above. Such action is outside the control of the Partnership, and accordingly, the acquisition is not viewed as having been consummated. The dividends earned by the Class F Unitholders are reflected as a component of management fees as described above. Subsequent to October 16, 2007, the fee for management services to the Partnership is equal to the dividend earned on the Class F Unit and continues to be reported as management fee expense.

Simultaneously and in conjunction with the Contribution Agreement, the Partnership also provided the contributing members of AAM an unsecured loan in the amount of $32,000,000, of which $30,000,000 has been funded as of December 31, 2007, in lieu of cash consideration of their membership interests in AAM. The loan receivable bears interest at 8.25% and matures on the earlier of October 15, 2027, or the redemption of the Class F Units.

11.	DERIVATIVES

At December 31, 2007, the Partnership is party to the following summarized interest rate swaps, which were purchased to fix the variable interest rate on the denoted notional amount under the Original and Amended Credit Agreements:

Total notional amount	$307,400,000
Fixed interest rates range	4.04% – 5.20%
Effective date range	April 18, 2005 – October 2, 2007
Termination date range	March 31, 2008 – September 16, 2011
Asset balance at December 31, 2007 (included in other assets)	$106,522
Liability balance at December 31, 2007 (included in other liabilities)	$4,732,045

The fair value of each interest rate swap agreement may increase or decrease due to changes in market conditions but will ultimately decrease to zero over the term of each respective agreement.

For the years ended December 31, 2007, 2006, and 2005, the Partnership recognized $6.9 million of expense, $0.3 million of income, and $2.1 million of income, respectively, in the consolidated statements of operations related to the change in the fair value of these interest rate swap agreements.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

12.	COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Partnership is involved in legal actions arising from the ownership of its property. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the financial position, operations, or liquidity of the Partnership.

Two subsidiaries of Aviv Financing I each lease a skilled nursing facility from third party landlords under lease agreements expiring in 2008 (with an additional five-year option) and 2014. In accordance with SFAS No. 13, the two leases are recorded as operating leases. The Partnership incurred rental expenses of $428,683, $506,279, and $324,796 in 2007, 2006, and 2005, respectively, which are included in the consolidated statements of operations as operating expenses. Future rental expense increases are based on changes in the Consumer Price Index, as defined.

At December 31, 2007, future minimum annual lease payments to be made under the noncancelable lease terms are as follows:

2008	$426,339
2009	72,508
2010	72,508
2011	72,508
2012	72,508
Thereafter	132,930

$849,301

13.	CONCENTRATION OF CREDIT RISK

As of December 31, 2007, our portfolio of investments consisted of 153 healthcare facilities, located in 20 states and operated by over 30 third party operators. At December 31, 2007, approximately 28.1% (measured as a percentage of total assets) were managed and operated by two private operators: Cathedral Rock (15.5%) and Daybreak Venture (12.6%). No other operator represents more than 8.6% of our total assets. The six states in which we had our highest concentration of total assets were Texas (19%), California (13%), Missouri (11%), Washington (9%), Pennsylvania (9%), and Illinois (5%) at December 31, 2007.

For the year ended December 31, 2007, our rental income from operations totaled $67.7 million, of which approximately $8.9 million was from Cathedral Rock (13.2%) and $9.3 million was from Daybreak Venture (13.7%). No other operator generated more than 9.0% of our rental income from operations for the year ended December 31, 2007.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Below is a summary of unaudited financial information as of and for the year ended December 31, 2007 for the two lessees (operators) of our properties whose original purchase price, in the aggregate, exceeds 10% of the Partnership’s total assets at December 31, 2007. Financial performance under the terms of lease agreements with these lessees is, by agreement, guaranteed by the entities whose financial data is as follows:

	Cathedral
	Rock(1)	Daybreak

Financial position:
Current assets	$18,400,620	$17,238,755
Noncurrent assets	10,460,764	36,941,007
Current liabilities	21,108,090	40,041,637
Noncurrent liabilities	15,963,505	62,334,605
Deficit	(8,210,211)	(48,196,480)
Results of operations:
Revenues	70,405,984	225,485,200
Gross profit	5,768,155	3,607,895
Loss from continuing operations	(2,121,179)	(2,761,299)
Net loss	$(2,121,179)	$(2,761,299)

(1)	Represents the combined financial position and results of operations of the three parent entities which have guaranteed all or a portion of the lease obligations to the Partnership.

14.	DISCONTINUED OPERATIONS

SFAS 144 requires that the operations and associated gains and/or losses from the sale or planned disposition of components of an entity, as defined, be reclassified and presented as discontinued operations in the Partnership’s consolidated financial statements for all periods presented. On March 31, 2008, the Partnership committed to sell the North Richland Hills Property, the sole property operated by the Partnership. On April 28, 2008, the Partnership sold its interest in the joint venture that owned the North Richland Hills Property for approximately $2,791,000 before selling costs.

Below is a summary of the components of all discontinued operations for the respective periods:

	Year ended December 31,
	2007	2006	2005

Revenues
Resident fees	$5,053,732	$—	$—
Rental income	748,517	1,345,176	1,073,202

Total revenues	5,802,249	1,345,176	1,073,202
Expenses
Nursing home operations	4,753,189	—	—
General and administrative	59,782	36,714	27,206
Depreciation	222,170	137,325	129,655

Total expenses	5,035,141	174,039	156,861

Operating income	767,108	1,171,137	916,341
Interest income	13,977	47,075	3,131
Interest expense	(475,228)	(174,823)	(180,966)
Loss on sale of real estate	(262,350)	(1,145,097)	—
Minority interests	(59,925)	(278)	(27)

Discontinued operations, net of minority interests	$(16,418)	$(101,986)	$738,479

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Schedule III

													Life on Which
								Gross Amount Carried at					Depreciation in
				Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		December 31, 2007(d)					Statement of
					Buildings &				Buildings &	Accumulated	Year of	Date	Operations
Description(a)	Encumbrances	City	State	Land	Improvements	Improvements	Impairment(c)	Land	Improvements	Depreciation	Construction	Acquired	Computed

SunBridge Care/Rehab — Broadway	(2)	Methuen	MA	$31,469	$495,552	$—	$—	$31,469	$495,552	$(269,233)	1910	1993	40 years
SunBridge — Colonial Heights	(2)	Lawrence	MA	63,160	958,681	—	—	63,160	958,681	(502,816)	1963	1993	40 years
SunBridge — Fall River	(2)	Fall River	MA	90,707	1,308,677	—	(1,308,677)	90,707	—	—		1993	40 years
SunBridge Care Center — Glenwood	(2)	Lowell	MA	82,483	1,210,642	—	—	82,483	1,210,642	(613,434)	1964	1993	40 years
SunBridge — Hammond House	(2)	Worchester	MA	42,062	663,598	—	(663,598)	42,062	—	—	1965	1993	40 years
SunBridge for North Reading	(2)	North Reading	MA	113,195	1,567,397	—	—	113,195	1,567,397	(754,703)	1966	1993	40 years
Robbin House Nursing and Rehab	(2)	Quincy	MA	66,000	1,051,668	—	(1,051,668)	66,000	—	—		1993	40 years
SunBridge Care Center — Rosewood	(2)	Fall River	MA	31,893	512,984	—	—	31,893	512,984	(284,098)	1882	1993	40 years
SunBridge Care/Rehab-Sandalwood	(2)	Oxford	MA	64,435	940,982	—	—	64,435	940,982	(474,240)	1966	1993	40 years
SunBridge — Spring Valley	(2)	Worchester	MA	71,084	1,030,725	—	—	71,084	1,030,725	(515,482)	1960	1993	40 years
SunBridge Care/Rehab — Town Manor	(2)	Lawrence	MA	89,790	1,305,518	—	(1,305,518)	89,790	—	—		1993	40 years
SunBridge Care/Rehab — Woodmill	(2)	Lawrence	MA	61,210	946,028	—	—	61,210	946,028	(505,007)	1965	1993	40 years
SunBridge Care/Rehab — Worcester	(2)	Worchester	MA	92,512	1,374,636	—	—	92,512	1,374,636	(705,582)		1993	40 years
Countryside Community	(2)	South Haven	MI	221,000	4,239,161	—	—	221,000	4,239,161	(90,157)	1975	2005	40 years
Pepin Manor	(2)	Pepin	WI	318,000	1,569,959	—	—	318,000	1,569,959	(375,711)	1978	2005	40 years
Highland Health Care Center	(2)	Highland	IL	189,921	1,723,523	—	—	189,921	1,723,523	(136,957)	1963	2005	40 years
Nebraska Skilled Nursing/Rehab	(2)	Omaha	NE	211,000	6,694,584	—	—	211,000	6,694,584	(600,380)	1971	2005	40 years
Casa Real	(2)	Santa Fe	NM	1,029,800	2,692,295	—	—	1,029,800	2,692,295	(260,984)	1985	2005	40 years
Clayton Nursing and Rehab	(2)	Clayton	NM	41,000	790,476	—	—	41,000	790,476	(91,395)	1960	2005	40 years
Country Cottage Care/Rehab Center	(2)	Hobbs	NM	9,000	671,536	—	—	9,000	671,536	(76,313)	1963	2005	40 years
Bloomfield Nursing/Rehab Center	(2)	Bloomfield	NM	343,800	4,736,296	—	—	343,800	4,736,296	(380,589)	1985	2005	40 years
Espanola Valley Center	(2)	Espanola	NM	216,000	4,143,364	—	—	216,000	4,143,364	(361,400)	1984	2005	40 years
Sunshine Haven Lordsburg	(2)	Lordsburg	NM	57,041	1,881,927	—	—	57,041	1,881,927	(142,546)	1972	2005	40 years
Silver City Care Center	(2)	Silver City	NM	305,000	5,843,505	—	—	305,000	5,843,505	(438,515)	1984	2005	40 years
Raton Nursing and Rehab Center	(2)	Raton	NM	128,000	1,509,456	—	—	128,000	1,509,456	(169,559)	1985	2005	40 years
Red Rocks Care Center	(2)	Gallup	NM	329,000	3,952,779	—	—	329,000	3,952,779	(337,695)	1978	2005	40 years
Heritage Villa Nursing/Rehab	(2)	Dayton	TX	18,000	435,523	—	—	18,000	435,523	(12,528)	1964	2005	40 years
Wellington Oaks Nursing/Rehab	(2)	Ft. Worth	TX	137,000	1,147,445	—	—	137,000	1,147,445	(133,656)	1963	2005	40 years
Seven Oaks Nursing and Rehab	(2)	Bonham	TX	63,000	2,583,389	—	—	63,000	2,583,389	(227,404)	1970	2005	40 years

Aviv Healthcare Properties Limited Partnership and Subsidiaries

													Life on Which
								Gross Amount Carried at					Depreciation in
				Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		December 31, 2007(d)					Statement of
					Buildings &				Buildings &	Accumulated	Year of	Date	Operations
Description(a)	Encumbrances	City	State	Land	Improvements	Improvements	Impairment(c)	Land	Improvements	Depreciation	Construction	Acquired	Computed

Birchwood Nursing and Rehab	(2)	Cooper	TX	96,000	2,726,580	—	—	96,000	2,726,580	(266,843)	1966	2005	40 years
Smith Nursing and Rehab	(2)	Wolfe City	TX	49,000	1,010,304	—	—	49,000	1,010,304	(53,468)	1946	2005	40 years
Blanco Villa Nursing and Rehab	(2)	San Antonio	TX	341,847	1,931,216	—	—	341,847	1,931,216	(559,913)	1969	2005	40 years
Forest Hill Nursing Center	(2)	Ft. Worth	TX	87,904	1,764,129	—	—	87,904	1,764,129	(139,388)	1971	2005	40 years
Garland Nursing and Rehab	(2)	Garland	TX	56,509	1,058,409	—	—	56,509	1,058,409	(67,830)	1964	2005	40 years
Hillcrest Nursing and Rehab	(2)	Wylie	TX	209,992	2,683,768	27,893	—	209,992	2,711,662	(139,923)	1975	2005	40 years
Mansfield Nursing and Rehab	(2)	Mansfield	TX	486,958	2,142,550	—	—	486,958	2,142,550	(121,965)	1964	2005	40 years
Westridge Nursing and Rehab	(2)	Lancaster	TX	625,790	1,847,633	—	—	625,790	1,847,633	(107,549)	1973	2005	40 years
Clifton Nursing and Rehab	(2)	Clifton	TX	125,000	2,974,643	—	—	125,000	2,974,643	(264,052)	1995	2005	40 years
Brownwood Nursing and Rehab	(2)	Brownwood	TX	140,000	3,463,711	—	—	140,000	3,463,711	(328,393)	1968	2005	40 years
Irving Nursing and Rehab	(2)	Irving	TX	137,000	1,248,284	—	—	137,000	1,248,284	(82,938)	1972	2005	40 years
Stanton Nursing and Rehab	(2)	Stanton	TX	261,000	1,017,599	—	—	261,000	1,017,599	(57,102)	1972	2005	40 years
Valley Mills Nursing and Rehab	(2)	Valley Mills	TX	34,000	1,091,210	—	—	34,000	1,091,210	(146,216)	1971	2005	40 years
Hometown Care Center	(2)	Moody	TX	13,000	328,263	—	—	13,000	328,263	(18,993)	1960	2005	40 years
Shuksan Healthcare Center	(2)	Bellingham	WA	61,000	491,085	—	—	61,000	491,085	(47,531)	1965	2005	40 years
Orange Villa Nursing and Rehab	(2)	Orange	TX	97,500	1,948,490	—	—	97,500	1,948,490	(237,944)	1973	2005	40 years
Pinehurst Nursing and Rehab	(2)	Orange	TX	98,500	2,072,051	40,035	—	98,500	2,112,087	(115,436)	1955	2005	40 years
Wheeler Nursing and Rehab	(2)	Wheeler	TX	17,000	1,369,290	—	—	17,000	1,369,290	(112,732)	1982	2005	40 years
North Pointe Nursing and Rehab	(2)	Watauga	TX	1,061,000	3,845,890	—	—	1,061,000	3,845,890	(316,616)	1999	2005	40 years
ABC Health Center	(2)	Harrisonville	MO	143,500	1,922,391	—	—	143,500	1,922,391	(545,791)	1970	2005	40 years
Camden Health Center	(2)	Harrisonville	MO	189,000	2,531,961	—	—	189,000	2,531,961	(124,343)	1977	2005	40 years
Cedar Valley Health Center	(2)	Rayton	MO	252,000	3,375,981	—	—	252,000	3,375,981	(183,567)	1978	2005	40 years
Monett Healthcare Center	(2)	Monett	MO	259,000	3,469,761	—	—	259,000	3,469,761	(179,480)	1976	2005	40 years
White Ridge Health Center	(2)	Lee’s Summit	MO	292,250	3,914,964	—	—	292,250	3,914,964	(198,812)	1986	2005	40 years
The Orchards Rehab/Care Center	(2)	Lewiston	ID	201,000	4,319,316	—	—	201,000	4,319,316	(354,331)	1958	2005	40 years
SunBridge for Payette	(2)	Payette	ID	179,000	3,165,530	—	—	179,000	3,165,530	(86,600)	1964	2005	40 years
Magic Valley Manor — Assisted Living	(2)	Wendell	ID	177,000	405,331	—	—	177,000	405,331	(33,326)	1911	2005	40 years
McCall Rehab and Living Center	(2)	McCall	ID	213,000	675,976	—	—	213,000	675,976	(168,853)	1965	2005	40 years
Menlo Park Health Care	(2)	Portland	OR	112,000	2,205,297	—	—	112,000	2,205,297	(175,352)	1959	2005	40 years
Burton Care Center	(2)	Burlington	WA	115,000	1,169,629	—	—	115,000	1,169,629	(97,431)	1930	2005	40 years

Aviv Healthcare Properties Limited Partnership and Subsidiaries

													Life on Which
								Gross Amount Carried at					Depreciation in
				Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		December 31, 2007(d)					Statement of
					Buildings &				Buildings &	Accumulated	Year of	Date	Operations
Description(a)	Encumbrances	City	State	Land	Improvements	Improvements	Impairment(c)	Land	Improvements	Depreciation	Construction	Acquired	Computed

Columbia View Care Center	(2)	Cathlamet	WA	49,200	504,900	—	—	49,200	504,900	(50,097)	1965	2005	40 years
Pinehurst Park Terrace	(2)	Seattle	WA	—	360,236	—	—	—	360,236	(20,032)	1968	2005	40 years
Grandview Healthcare Center	(2)	Grandview	WA	19,300	1,155,216	—	—	19,300	1,155,216	(141,598)	1964	2005	40 years
Hillcrest Manor	(2)	Sunnyside	WA	102,000	1,638,826	—	—	102,000	1,638,826	(237,558)	1970	2005	40 years
Evergreen Foothills Center	(2)	Phoenix	AZ	500,000	4,537,644	—	—	500,000	4,537,644	(465,087)	1997	2005	40 years
Evergreen Hot Springs Center	(2)	Hot Springs	MT	103,500	1,942,861	—	—	103,500	1,942,861	(238,471)	1963	2005	40 years
Evergreen Polson Center	(2)	Polson	MT	121,000	2,357,612	—	—	121,000	2,357,612	(127,144)	1971	2005	40 years
Evergreen Sun City Center	(2)	Sun City	AZ	476,231	5,697,720	—	—	476,231	5,697,720	(746,887)	1985	2005	40 years
Sunset Gardens at Mesa	(2)	Mesa	AZ	123,000	1,640,673	—	—	123,000	1,640,673	(84,593)	1974	2005	40 years
Evergreen Mesa Christian Center	(2)	Mesa	AZ	466,000	6,231,061	—	(615,000)	466,000	5,616,061	(370,791)	1973	2005	40 years
Evergreen The Dalles Center	(2)	The Dalles	OR	200,000	3,831,789	—	—	200,000	3,831,789	(967,670)	1964	2005	40 years
Evergreen Vista Health Center	(2)	LaGrande	OR	281,000	4,783,790	—	—	281,000	4,783,790	(125,064)	1961	2005	40 years
Whitman Health and Rehab Center	(2)	Colfax	WA	231,000	6,271,162	—	—	231,000	6,271,162	(9,534)	1985	2005	40 years
Fountain Retirement Hotel	(2)	Youngtown	AZ	101,300	1,939,835	—	—	101,300	1,939,835	(165,183)	1971	2005	40 years
Gilmer Care Center	(2)	Gilmer	TX	257,000	2,992,894	—	—	257,000	2,992,894	(244,792)	1967	2005	40 years
Columbus Nursing and Rehab Center	(2)	Columbus	WI	352,000	3,476,920	—	—	352,000	3,476,920	(271,177)	1950	2005	40 years
San Juan Rehab and Care Center	(2)	Anacortes	WA	625,000	1,184,855	—	—	625,000	1,184,855	(123,426)	1965	2005	40 years
Infinia at Faribault	(2)	Faribault	MN	70,000	1,484,598	—	—	70,000	1,484,598	(231,237)	1958	2005	40 years
Infinia at Owatonna	(2)	Owatonna	MN	125,000	2,321,296	—	—	125,000	2,321,296	(127,083)	1963	2005	40 years
Infinia at Willmar	(2)	Willmar	MN	70,000	1,341,155	—	—	70,000	1,341,155	(63,024)	1998	2005	40 years
Infinia at Florence Heights	(2)	Omaha	NE	413,000	3,516,247	—	—	413,000	3,516,247	(316,758)	1999	2005	40 years
Infinia at Ogden	(2)	Ogden	UT	233,800	4,478,450	—	—	233,800	4,478,450	(349,911)	1977	2005	40 years
Prescott Manor Nursing Center	(2)	Prescott	AR	43,500	1,461,860	—	—	43,500	1,461,860	(112,300)	1965	2005	40 years
Star City Nursing Center	(2)	Star City	AR	28,000	1,068,891	—	—	28,000	1,068,891	(79,134)	1969	2005	40 years
Westview Manor of Peabody	(2)	Peabody	KS	22,000	502,177	—	—	22,000	502,177	(42,179)	1963	2005	40 years
Orchard Grove Extended Care Center	(2)	Benton Harbor	MI	166,000	3,185,496	—	—	166,000	3,185,496	(266,609)	1971	2005	40 years
Marysville Care Center	(2)	Marysville	CA	281,000	1,319,608	—	—	281,000	1,319,608	(172,595)	1965	2005	40 years
Yuba City Care Center	(2)	Yuba City	CA	177,385	2,129,584	—	—	177,385	2,129,584	(73,252)	1964	2005	40 years
Lexington Care Center	(2)	Lexington	MO	151,000	2,943,170	—	—	151,000	2,943,170	(241,453)	1970	2005	40 years
Twin Falls Care Center	(2)	Twin Falls	ID	448,000	5,144,793	—	—	448,000	5,144,793	(415,802)	1961	2005	40 years
Gordon Lane Care Center	(2)	Fullerton	CA	2,982,000	3,648,346	—	—	2,982,000	3,648,346	(286,346)	1966	2005	40 years
Sierra View Care Center	(2)	Baldwin Park	CA	868,400	1,748,141	—	—	868,400	1,748,141	(143,172)	1938	2005	40 years
Villa Maria Care Center	(2)	Long Beach	CA	139,600	766,778	—	—	139,600	766,778	(64,324)	1951	2005	40 years
High Street Care Center	(2)	Oakland	CA	246,000	684,695	—	—	246,000	684,695	(112,104)	1961	2005	40 years
MacArthur Care Center	(2)	Oakland	CA	246,000	1,415,776	—	—	246,000	1,415,776	(101,166)	1960	2005	40 years

Aviv Healthcare Properties Limited Partnership and Subsidiaries

													Life on Which
								Gross Amount Carried at					Depreciation in
				Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		December 31, 2007(d)					Statement of
					Buildings &				Buildings &	Accumulated	Year of	Date	Operations
Description(a)	Encumbrances	City	State	Land	Improvements	Improvements	Impairment(c)	Land	Improvements	Depreciation	Construction	Acquired	Computed

Pomona Vista Alzheimer’s Center	(2)	Ponoma	CA	403,000	954,853	—	—	403,000	954,853	(87,401)	1959	2005	40 years
Rose Convalescent Hospital	(2)	Baldwin Park	CA	1,308,000	486,043	—	—	1,308,000	486,043	(51,698)	1963	2005	40 years
Country Oaks Nursing Center	(2)	Ponoma	CA	1,393,000	2,426,180	—	—	1,393,000	2,426,180	(197,246)	1964	2005	40 years
Evergreen Nursing/Rehab Center	(2)	Effingham	IL	317,388	3,461,794	—	—	317,388	3,461,794	(288,364)	1974	2005	40 years
Deseret at Hutchinson	(2)	Hutchinson	KS	180,000	2,546,991	—	—	180,000	2,546,991	(180,622)	1963	2005	40 years
Northridge Healthcare/Rehab	(2)	Little Rock	AR	465,000	3,011,597	71,790	—	465,000	3,083,387	(161,064)	1969	2005	40 years
Doctors Nursing and Rehab Center	(2)	Salem	IL	125,000	4,663,792	—	—	125,000	4,663,792	(358,938)	1972	2005	40 years
Woodland Hills Health/Rehab	(2)	Little Rock	AR	270,000	4,006,007	—	—	270,000	4,006,007	(204,020)	1979	2005	40 years
North Richland Hills	(1)	North Richland Hills	TX	980,458	—	5,067,466	—	980,458	5,067,466	(157,679)	2007	2005	40 years
Chenal Development	(1)	Little Rock	AR	1,411,446	—	6,179,014	—	1,411,446	6,179,014	—	2008	2006	40 years
Willis Nursing and Rehab	(2)	Willis	TX	212,000	2,407,367	—	—	212,000	2,407,367	(109,903)	1975	2006	40 years
Blanchette Place Care Center	(2)	St. Charles	MO	1,300,000	10,777,312	—	—	1,300,000	10,777,312	(401,298)	1994	2006	40 years
Cathedral Gardens Care Center	(2)	St. Louis	MO	1,600,000	9,524,876	—	—	1,600,000	9,524,876	(332,348)	1979	2006	40 years
Heritage Park Skilled Care	(2)	Rolla	MO	1,200,000	7,840,918	—	—	1,200,000	7,840,918	(227,740)	1993	2006	40 years
Oak Forest Skilled Care	(2)	Ballwin	MO	550,000	3,995,129	—	—	550,000	3,995,129	(101,693)	2004	2006	40 years
Richland Care and Rehab	(2)	Olney	IL	350,000	2,484,264	—	—	350,000	2,484,264	(69,501)	2004	2006	40 years
Bonham Nursing and Rehab	(2)	Bonham	TX	76,000	1,129,849	—	—	76,000	1,129,849	(43,491)	1969	2006	40 years
Columbus Nursing and Rehab	(2)	Columbus	TX	150,000	1,808,552	—	—	150,000	1,808,552	(76,978)	1974	2006	40 years
Denison Nursing and Rehab	(2)	Denison	TX	178,000	1,945,000	—	—	178,000	1,945,000	(79,477)	1958	2006	40 years
Falfurrias Nursing and Rehab	(2)	Falfurrias	TX	92,000	1,065,000	—	—	92,000	1,065,000	(46,245)	1974	2006	40 years
Houston Nursing and Rehab	(2)	Houston	TX	228,000	2,451,893	—	—	228,000	2,451,893	(100,494)	1976	2006	40 years
Kleburg County Nursing/Rehab	(2)	Kingsville	TX	315,000	3,688,676	—	—	315,000	3,688,676	(148,997)	1947	2006	40 years
Terry Haven Nursing and Rehab	(2)	Mount Vernon	TX	180,000	1,970,861	—	—	180,000	1,970,861	(84,867)	2004	2006	40 years
Deseret at Mansfield	(2)	Mansfield	OH	146,000	2,689,968	—	—	146,000	2,689,968	(84,280)	1980	2006	40 years
Clarkston Care Center	(3)	Clarkston	WA	161,633	7,038,367	—	—	161,633	7,038,367	(341,268)	1970	2006	40 years
Highland Terrace Nursing Center	(3)	Camas	WA	592,776	3,921,159	—	—	592,776	3,921,159	(189,913)	1970	2006	40 years
Richland Rehabilitation Center	(2)	Richland	WA	693,000	9,307,000	181,600	—	693,000	9,488,600	(292,832)	2004	2006	40 years
Evergreen Milton-Freewater Center	(2)	Milton Freewater	OR	700,000	5,403,570	—	—	700,000	5,403,570	(182,570)	1965	2006	40 years
Douglas Rehab and Care Center	(2)	Matoon	IL	250,000	2,390,779	—	—	250,000	2,390,779	(82,246)	1963	2006	40 years
Hillside Living Center	(2)	Yorkville	IL	560,000	3,073,603	—	—	560,000	3,073,603	(109,216)	1963	2006	40 years

Aviv Healthcare Properties Limited Partnership and Subsidiaries

													Life on Which
								Gross Amount Carried at					Depreciation in
				Initial Cost to Company		Costs Capitalized Subsequent to Acquisition		December 31, 2007(d)					Statement of
					Buildings &				Buildings &	Accumulated	Year of	Date	Operations
Description(a)	Encumbrances	City	State	Land	Improvements	Improvements	Impairment(c)	Land	Improvements	Depreciation	Construction	Acquired	Computed

Arbor View Nursing/Rehab Center	(2)	Zion	IL	147,000	5,235,290	—	—	147,000	5,235,290	(159,131)	1970	2006	40 years
Ashford Hall	(2)	Irving	TX	1,746,000	11,418,567	142,702	—	1,746,000	11,561,269	(353,596)	1964	2006	40 years
Belmont Nursing and Rehab Center	(2)	Madison	WI	480,000	1,861,061	—	—	480,000	1,861,061	(70,719)	1974	2006	40 years6+5
Blue Ash Nursing and Rehab Center	(2)	Cincinnati	OH	125,000	6,278,450	—	—	125,000	6,278,450	(525,558)	1969	2006	40 years
West Chester Nursing/Rehab Center	(2)	West Chester	OH	100,000	5,663,460	—	—	100,000	5,663,460	(56,826)	1965	2006	40 years
Wilmington Nursing/Rehab Center	(2)	Wilmington	OH	125,000	6,078,450	—	—	125,000	6,078,450	(67,274)	1951	2006	40 years
Extended Care Hospital of Riverside	(3)	Riverside	CA	1,091,000	5,646,826	—	—	1,091,000	5,646,826	(286,886)	1967	2006	40 years
Heritage Manor	(3)	Monterey Park	CA	1,585,508	9,274,154	—	—	1,585,508	9,274,154	(404,022)	1965	2006	40 years
French Park Care Center	(3)	Santa Ana	CA	1,076,447	5,983,614	—	—	1,076,447	5,983,614	(218,307)	1967	2006	40 years
North Valley Nursing Center	(3)	Tujunga	CA	613,800	5,031,473	—	—	613,800	5,031,473	(211,239)	1967	2006	40 years
Villa Rancho Bernardo Care Center	(3)	San Diego	CA	1,425,347	9,652,911	—	—	1,425,347	9,652,911	(368,209)	1994	2006	40 years
Austin Nursing Center	(2)	Austin	TX	1,501,040	4,504,643	—	—	1,501,040	4,504,643	(56,126)	2007	2007	40 years
Dove Hill Care Center and Villas	(2)	Hamilton	TX	58,397	5,781,296	—	—	58,397	5,781,296	(36,269)	1998	2007	40 years
Brighten at Medford	(2)	Medford	MA	2,365,610	6,612,915	—	—	2,365,610	6,612,915	(115,772)	1978	2007	40 years
Brighten at Ambler	(2)	Ambler	PA	370,010	5,111,673	—	—	370,010	5,111,672	(278,704)	1963	2007	40 years
Brighten at Broomall	(2)	Broomall	PA	607,870	3,930,013	—	—	607,870	3,930,013	(68,981)	1955	2007	40 years
Brighten at Bryn Mawr	(2)	Bryn Mawr	PA	708,300	6,352,474	—	—	708,300	6,352,474	(108,844)	1972	2007	40 years
Brighten at Julia Ribaudo	(2)	Lake Ariel	PA	369,050	7,559,765	—	—	369,050	7,559,765	(131,399)	1980	2007	40 years
Good Samaritan Nursing Home	(2)	Avon	OH	393,813	8,856,210	—	—	393,813	8,856,210	(194,903)	1964	2007	40 years
Belleville Illinois	(2)	Belleville	IL	670,481	3,431,286	—	—	670,481	3,431,286	(8,559)	1978	2007	40 years
Homestead Various Leases(b)	(2)		TX	345,197	4,352,982	44,503	—	345,197	4,397,485	(59,476)		2007	40 years

				$53,659,099	$444,951,517	$11,755,003	$(4,944,461)	$53,659,099	$451,762,059	$(29,953,844)

(a)	Composed of Skilled Nursing Facilities (SNFs) and other senior living facilities

(b)	Includes six properties all located in Texas

(c)	Represents impairment charges taken

(d)	The aggregate cost for federal income tax purposes of the real estate as of December 31, 2007 is $320,615,265

Encumbrances:	(1) Standalone first mortgage (2) Aviv primary credit facility (3) HUD insured first mortgages

Aviv Healthcare Properties Limited Partnership and Subsidiaries

	For the years ended December 31,
	2007	2006	2005

Reconciliation of real estate:

Carrying cost:
Balance at beginning of period	$442,287,560	$266,742,583	$14,267,088
Additions during period:
Acquisitions	63,883,025	176,499,356	249,689,147
Development of rental properties and capital expenditures	6,523,034	2,445,621	2,786,348
Dispositions:
Sale of assets	(2,328,000)	(3,400,000)	—
Impairment(i)	(4,944,461)	—	—

Balance at end of period	$505,421,158	$442,287,560	$266,742,583

Accumulated depreciation:
Balance at beginning of period	$18,926,457	$10,746,145	$5,799,379
Additions during period:
Depreciation expense	13,156,184	8,295,203	4,946,766
Dispositions:
Sale of assets	(134,314)	(114,891)	—
Impairment(i)	(1,994,483)	—	—

Balance at end of period	$29,953,844	$18,926,457	$10,746,145

(i)	Represents the write-down of carrying cost and accumulated depreciation on assets where impairment charges were taken

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Consolidated balance sheets

March 31, 2008 and December 31, 2007

	March 31,	December 31,
	2008	2007

	(unaudited)

Assets
Cash and cash equivalents	$8,855,998	$16,143,265
Deferred rent receivable	16,068,566	14,301,339
Due from related parties	714,501	668,478
Tenant receivables	938,623	621,270
Rental properties, at cost:
Land	53,659,099	53,659,099
Buildings and improvements	452,232,082	451,762,059

	505,891,181	505,421,158
Less accumulated depreciation	(33,416,498)	(29,953,844)

Net rental properties	472,474,683	475,467,314
Deferred finance costs, net	1,821,948	1,973,802
Loan receivables, primarily from related parties	39,755,683	34,919,612
Other assets	15,124,432	15,612,090

Total assets	$555,754,434	$559,707,170

Liabilities, minority interests, and partners’ equity
Accounts payable	$325,545	$483,756
Accrued expenses	530,555	558,020
Tenant security deposits	8,722,454	8,461,204
Due to related parties	6,241,842	6,689,448
Other liabilities	37,057,579	32,336,693
Mortgage and other notes payable	385,245,760	386,355,573

Total liabilities	438,123,735	434,884,694
Minority interests	1,478,158	1,422,456
Class E Preferred Units	32,390,036	31,436,038
Partners’ equity	83,762,505	91,963,982

Total liabilities, minority interests, and partners’ equity	$555,754,434	$559,707,170

See accompanying notes to consolidated financial statements.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Consolidated statements of operations

	Three months ended March 31,
	2008	2007

	(unaudited)

Revenues
Rental income	$17,810,496	$15,656,333
Tenant recoveries	1,317,579	1,020,434
Interest on loans to lessees	96,265	90,118

Total revenues	19,224,340	16,766,885
Expenses
Rent and other operating expenses	111,790	82,460
General and administrative	2,891,216	1,865,296
Real estate taxes	1,317,579	1,041,361
Change in fair value of derivatives	6,460,411	876,787
Depreciation	3,464,025	3,025,236
Other	52,124	69,596

Total expenses	14,297,145	6,960,736

Operating income	4,927,195	9,806,149
Other income and expenses
Interest income	731,018	25,949
Interest expense	(6,573,316)	(5,444,094)
Amortization of deferred financing costs	(151,854)	(121,149)

Total other income and expenses	(5,994,152)	(5,539,294)

(Loss) income before minority interests and discontinued operations	(1,066,957)	4,266,855
Minority interests	6,077	(26,581)

(Loss) income from continuing operations	(1,060,880)	4,240,274
Discontinued operations, net of minority interests	194,854	(26,247)

Net (loss) income	(866,026)	4,214,027
Distributions and accretion on Class E Preferred Units	(2,061,223)	(1,221,582)

Net (loss) income allocable to common units	$(2,927,249)	$2,992,445

See accompanying notes to consolidated financial statements.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Consolidated statements of cash flows

	Three months ended March 31,
	2008	2007

	(unaudited)

Operating activities
Net (loss) income	$(866,026)	$4,214,027
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	3,464,025	3,025,236
Amortization	151,854	121,149
Minority interests	55,702	26,581
Deferred rental income	(1,779,341)	(1,325,109)
Rental income from intangible amortization	(797,200)	(971,797)
Noncash stock compensation expense	101,500	—
Changes in assets and liabilities:
Due from related parties	(46,023)	671,754
Tenant receivables	(317,353)	43,916
Other assets	215,086	239,061
Accounts payable and accrued expenses	(185,676)	1,976
Tenant security deposits and other liabilities	6,021,582	503,882
Due to related parties	(447,606)	(3,788,653)

Net cash provided by operating activities	5,570,524	2,762,023
Investing activities
Purchase and developments of rental properties	—	(44,038,653)
Capital improvements and other	(471,394)	1,045,536

Cash used in investing activities	(471,394)	(42,993,117)
Financing activities
Borrowings of debt	—	37,008,000
Repayment of debt	(1,109,813)	(55,364)
Loan receivables funded to related parties	(2,000,000)	—
Loan receivables funded to others	(2,836,071)	(500,166)
Proceeds from issuance of warrants	—	4,790,177
Net proceeds from issuance of Class E Preferred Units	—	6,065,272
Cash distributions to partners	(6,440,513)	(5,222,680)

Net cash (used in) provided by financing activities	(12,386,397)	42,085,239

Net (decrease) increase in cash	(7,287,267)	1,854,145
Cash and cash equivalents:
Beginning of period	16,143,265	12,579,273

End of period	$8,855,998	$14,433,418

Supplemental cash flow information
Cash paid for interest	$6,517,136	$5,136,628

See accompanying notes to consolidated financial statements.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Notes to consolidated financial statements (unaudited)

Three months ended March 31, 2008 and 2007

1.	DESCRIPTION OF OPERATIONS

Aviv Healthcare Properties Limited Partnership, a Delaware limited partnership, and Subsidiaries (the Partnership), directly or indirectly owned or leased 153 properties across the United States at March 31, 2008. The Partnership generates the majority of its revenues by entering into long-term triple-net leases with qualified local, regional and national operators. In addition to the base rent, leases provide for our tenants to pay the Partnership an ongoing escrow for real estate taxes. Furthermore, all operating and maintenance costs of the buildings are the responsibility of the tenants. Substantially all depreciation expenses reflected in the consolidated statements of operations relate to the ownership of the Partnership’s investment in rental properties. The Partnership manages its business as a single business segment as defined in Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131).

The Partnership is the general partner and 99.245% owner of Aviv Healthcare Properties Operating Partnership I, L.P. (the Operating Partnership), a Delaware limited partnership. The remaining fractional interest in the Operating Partnership is owned by a related party, Aviv Healthcare LLC, and is shown as a component of minority interest. The Operating Partnership has three wholly owned subsidiaries: Aviv Development JV, LLC (Aviv Development), a Delaware limited liability company; Aviv Financing I, LLC (Aviv Financing I), a Delaware limited liability company; and Aviv Financing II, LLC (Aviv Financing II), a Delaware limited liability company.

2.	FORMATION

The Partnership was formed in 2005 for the purpose of combining various entities (Roll-up) comprised of limited partnerships, limited liability companies, corporations, and general partnerships with varying ownership, formerly managed by Karell Capital Ventures, Inc. (KCV), an entity affiliated with the Partnership through common ownership. While there was some commonality of ownership interests among the entities, common control did not exist among these entities prior to or subsequent to the Roll-up.

The Roll-up was treated as an acquisition of real estate assets at fair value with the largest of the combining entities, Massachusetts Nursing Homes, LLC (Massachusetts), identified as the accounting acquirer. Massachusetts’ assets, liabilities, and equity continue to be reported in the consolidated financial statements at their historical cost. All other remaining real estate assets, effective on their respective acquisition dates, were deemed to have been acquired by Massachusetts, and these acquired assets and assumed liabilities were recorded on such dates at their fair value in accordance with the purchase method of accounting.

In consideration for the properties acquired by the Partnership, each former owner received Class A Units or a combination of Class A and B Units in the Partnership based on the estimated fair value of the former owner’s historic interest in each of the former owners’ respective partnerships. Units granted in connection with the Roll-up were issued and recorded at their estimated fair value.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

Aviv Healthcare Properties Limited Partnership and Subsidiaries

financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The accompanying consolidated financial statement includes the accounts of the Partnership, the Operating Partnership, and all controlled subsidiaries and joint ventures. The Partnership considers itself to control an entity if it is the majority owner of and has voting control over such entity. The portion of the net income or loss attributed to third parties is reported as minority interests on the Partnership’s consolidated statements of operations, and such parties’ portion of the net equity in such subsidiaries is reported on the Partnership’s consolidated balance sheets as minority interests. All significant intercompany balances and transactions have been eliminated in consolidation.

Quarterly reporting

The accompanying consolidated financial statements and notes of the Partnership have been prepared in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X promulgated by the Securities and Exchange Commission (SEC). Accordingly, certain information and footnote disclosures normally included in financial statements prepared under GAAP have been condensed or omitted pursuant to such rules. In the opinion of management, all adjustments considered necessary for a fair presentation of the Partnership’s balance sheets, statements of operations, and cash flows have been included and are of a normal and recurring nature. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes for the Partnership for the years ended December 31, 2007, 2006, and 2005. The consolidated statements of operations and cash flows for the three months ended March 31, 2008 and 2007, are not necessarily indicative of full year results.

Revenue recognition

Rental income is recognized on a straight-line basis over the term of the lease when collectibility is reasonably assumed. Differences between rental income earned and amounts due under the lease are charged or credited, as applicable, to deferred rent receivable. Income recognized from this policy is entitled deferred rental revenue. Additional rents from expense reimbursements for insurance, real estate taxes, and certain other expenses are recognized in the period in which the related expenses are incurred.

Resident fee revenue is recorded when services are rendered and consists of fees for basic housing, support services, and fees associated with additional services such as personalized health and assisted living care. Residency agreements are generally for a term of 30 days, with resident fees billed monthly in advance. Revenue for certain skilled nursing services and ancillary charges is recognized as services are provided and is billed monthly in arrears.

Below is a summary of the components of rental income, including rental income from discontinued operations, for the respective periods:

	Three months ended March 31,
	2008	2007

Rental income	$15,233,955	$13,573,268
Deferred rental revenue	1,779,341	1,325,109
Rental income from intangible amortization	797,200	971,797

Total rental income	$17,810,496	$15,870,174

Aviv Healthcare Properties Limited Partnership and Subsidiaries

Stock-based compensation

The Partnership follows SFAS No. 123(R), Share-Based Payment, which is a revision to SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123R), which requires all shared-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of operations based on their fair values.

Derivative instruments

The Partnership has implemented SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (including amendments set forth in SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities), which establishes accounting and reporting standards requiring that all derivatives, including certain derivative instruments embedded in other contracts, be recorded as either an asset or liability measured at their fair value unless they qualify for a normal purchase or normal sales exception. When specific hedge accounting criteria are not met, SFAS No. 133 requires that changes in a derivative’s fair value be recognized currently in earnings. All of the changes in the fair market values of the Partnership’s derivative instruments are recorded in the consolidated statements of operations.

Income taxes

As a limited partnership, the consolidated operating results are included in the income tax returns by the individual partners. Accordingly, the Partnership does not provide for federal income taxes. State income taxes were not significant in any of the periods presented.

Recently adopted accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

➢	Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

➢	Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

➢	Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Partnership’s interest rate swaps are valued using models developed internally by the respective counterparty that use as their basis readily observable market parameters and are classified within Level 2 of the valuation hierarchy.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The statement’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The FASB believes that SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Partnership adopted SFAS 159 in the current period, and such adoption had no impact on the consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership’s tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. On February 1, 2008, the FASB issued FSP No. FIN 48-2, deferring the effective date of option of FIN 48 for nonpublic enterprises. Adoption of FIN 48 is required for annual financial statements for fiscal years beginning after December 15, 2007, and is to be applied to all open tax years as of the effective date. The Partnership adopted FIN 48 in the current period and such adoption had no impact on the consolidated financial statements.

Accounting pronouncements not yet adopted

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R). SFAS 141R was issued to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership expects SFAS 141R will have an impact on the accounting for future business combinations once adopted, but is currently assessing the impact it will have on the consolidated results of operations and financial position.

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51 (SFAS 160). SFAS 160 was issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Partnership is currently evaluating the impact SFAS No. 160 will have on its consolidated results of operations and financial position.

Discontinued operations

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), the results of operations related to the actual or planned disposition of rental properties are reflected in the consolidated statements of operations as discontinued operations for all periods presented.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

5.	IN-PLACE LEASE INTANGIBLES

The following summarizes the Partnership’s in-place lease intangibles classified as part of other assets or other liabilities:

	March 31, 2008		December 31, 2007
	Assets	Liabilities	Assets	Liabilities

Gross amount	$11,836,989	$34,275,494	$11,836,989	$34,275,494
Accumulated amortization	(2,294,384)	(11,148,961)	(2,009,698)	(10,067,075)

Net	$9,542,605	$23,126,533	$9,827,291	$24,208,419

Amortization expense for the in-place lease intangible assets for the three months ended March 31, 2008 and 2007, was $284,686 and $247,563, respectively. Accretion for the in-place lease intangible liabilities for the three months ended March 31, 2008 and 2007, was $1,081,886 and $1,219,360, respectively.

6.	MORTGAGE AND OTHER NOTES PAYABLE

The Partnership’s mortgage and other notes payable consisted of the following:

	March 31,	December 31,
	2008	2007

Credit Facility:
Term A loans (interest rates of 5.20% and 7.15% on March 31, 2008 and December 31, 2007, respectively)	$215,000,000	$215,000,000
Term B loans (interest rates of 5.20% and 7.15% on March 31, 2008 and December 31, 2007, respectively)	116,364,727	117,039,727
CapEx note (interest rates of 4.95% and 6.90% on March 31, 2008 and December 31, 2007, respectively)	3,980,531	3,980,531
Construction loan (interest rate of 5.25% and 7.25% on March 31, 2008 and December 31, 2007, respectively)	5,856,176	5,856,176
Joint venture construction loan (interest rate of 6.25% and 8.25% on March 31, 2008 and December 31, 2007, respectively)	4,856,724	4,856,724
HUD-related debt (interest rates ranging from 5.23% to 7.25% on seven HUD properties)	24,562,602	24,622,415
Other loan (interest rate of 5.25% and 7.65% on March 31, 2008 and December 31, 2007, respectively)	14,625,000	15,000,000

	$385,245,760	$386,355,573

Future annual maturities of all debt obligations for five fiscal years subsequent to March 31, 2008, are as follows:

2008	$4,103,251
2009	10,061,635
2010	22,512,355
2011	325,522,520
2012	460,170
Thereafter	22,585,829

$385,245,760

Aviv Healthcare Properties Limited Partnership and Subsidiaries

7.	PARTNERS’ EQUITY AND INCENTIVE PROGRAM

The Partnership has established, under the management agreement with the Manager (as defined in Note 8), an officer incentive program linked to the future value of the Partnership. Awards vest annually over a five-year period assuming continuing employment with the Partnership. The awards can be settled in Class C Units or cash at the Partnership’s discretion at the settlement date of December 31, 2012. For accounting purposes, expense recognition under the program commenced in 2008, and the related expense for the three months ended March 31, 2008 was approximately $0.1 million.

Distributions to Unitholders are summarized as follows for the respective three months ended:

	Class A	Class B	Class C	Class D	Class E

March 31, 2008	$3,390,685	$859,041	$1,288,561	$—	$1,107,226
March 31, 2007	$3,390,685	$453,954	$680,928	$—	$697,113

Weighted-average Units outstanding are summarized as follows for the respective periods:

	Class A	Class B	Class C	Class D	Class E

March 31, 2008	13,467,223	4,523,145	2	9,300	4,441,073
March 31, 2007	13,467,223	4,523,145	2	9,300	2,802,529

8.	RELATED PARTIES

Related party receivables and payables represent amounts due from/to various affiliates of the Partnership, including advances to members of the Partnership, amounts due to certain acquired partnerships and limited liability companies for transactions occurring prior to the formation of the Partnership, and various advances to entities controlled by affiliates of the Partnership’s management.

The Partnership has entered into a management agreement, as amended, effective April 13, 2005, with Aviv Asset Management, L.L.C. (AAM), an entity affiliated by common ownership with the General Partner of the Partnership. Under the management agreement, AAM has been granted the exclusive right to oversee the portfolio of the Partnership, providing, among other administrative services, accounting and all required financial services; legal administration and regulatory compliance; investor, tenant, and lender relationship services; and transactional support to the Partnership. Except as otherwise provided in the Partnership Agreement, all management powers of the business and affairs of the Partnership are exclusively vested in the General Partner. The annual fee for such services equals six-tenths of one percent (0.6%) of the aggregate fair market value of the properties as determined by the Partnership and AAM on an annual basis. In addition, the Partnership is to reimburse AAM for all reasonable and necessary out-of-pocket expenses incurred in AAM’s conduct of its business, including, but not limited to, travel, legal, appraisal, and brokerage fees; fees and expenses incurred in connection with the acquisition, disposition, or refinancing of any property; and reimbursement of compensation and benefits of the officers and employees of AAM. This agreement is to continue until terminated by either party with 30 days’ notice. Such fees and related expense reimbursements amounted to $2,311,487 and $1,614,805 for the three months ended March 31, 2008 and 2007, respectively, and are reflected as a component of general and administrative expenses in the consolidated statements of operations. Of these amounts, $67,348 and $629,510 remained outstanding at March 31, 2008 and December 31, 2007, respectively.

On October 16, 2007, the Partnership acquired AAM, through a Manager Contribution and Exchange Agreement dated October 16, 2007 (the Contribution Agreement). As stipulated in the Contribution Agreement and the Second Amended and Restated Agreement of Limited Partnership on October 16, 2007 (Partnership Agreement), the Partnership issued a new class of Partnership Unit, Class F Units, as consideration to the contributing members of AAM. The contributing members of AAM serve as the

Aviv Healthcare Properties Limited Partnership and Subsidiaries

general partner of the Partnership. The Class F Units have subordinated payment and liquidity preference to the Class E Units, but are senior in payment and liquidity preference, where applicable, to the Class A, B, C, and D Units. The Class F Units pay in quarterly installments an annual dividend of 8.25% of the preliminary face amount of $53,698,000. The preliminary pricing was based upon relevant market comparable transactions. The ultimate Class F Unit valuation will be subject to a true-up formula at the time of a Liquidity Event, as defined in the Partnership Agreement.

The Partnership Agreement does permit the Class E Unitholders, under certain circumstances, to unwind this transaction and requires the Partnership to redeem the Class F Units by returning to the affiliates all membership interests in AAM.

For accounting purposes, AAM has not been consolidated by the Partnership nor has any value been ascribed to the Class F Units issued due to the ability of the Class E Unitholders to unwind the acquisition as described above. Such action is outside the control of the Partnership, and accordingly, the acquisition is not viewed as having been consummated. The dividends earned by the Class F Unitholders are reflected as a component of management fees as described above. Subsequent to October 16, 2007, the fee for management services to the Partnership is equal to the dividend earned on the Class F Unit and continues to be reported as management fee expense.

Simultaneously and in conjunction with the Contribution Agreement, the Partnership also provided the contributing members of AAM an unsecured loan in the amount of $32,000,000, in lieu of cash consideration of their membership interests in AAM. The loan receivable bears interest at 8.25% and matures on the earlier of October 15, 2027, or the redemption of the Class F Units.

9.	DERIVATIVES

At March 31, 2008, the Partnership is party to the following summarized interest rate swaps, which were purchased to fix the variable interest rate on the denoted notional amounts:

Total notional amount	$327,100,000
Fixed interest rates range	2.83% – 5.20%
Effective date range	April 18, 2005 – March 31, 2008
Termination date range	March 31, 2009 – September 16, 2011
Asset balance at March 31, 2008 (included in other assets)	$—
Liability balance at March 31, 2008 (included in other liabilities)	$11,085,943

The fair value of each interest rate swap agreement may increase or decrease due to changes in market conditions but will ultimately decrease to zero over the term of each respective agreement.

For the three months ended March 31, 2008 and 2007, the Partnership recognized $6.5 million of net expense and $0.9 million of net expense, respectively, in the consolidated statements of operations related to the change in the fair value of these interest rate swap agreements.

10.	COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Partnership is involved in legal actions arising from the ownership of its property. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the financial position, operations, or liquidity of the Partnership.

Aviv Healthcare Properties Limited Partnership and Subsidiaries

11.	CONCENTRATION OF CREDIT RISK

As of March 31, 2008, our portfolio of investments consisted of 153 healthcare properties located in 20 states and operated by over 30 third-party operators. At March 31, 2008, approximately 28.3% (measured as a percentage of total assets) were managed and operated by two private operators: Cathedral Rock (15.7%) and Daybreak Venture (12.6%). No other operator represents more than 7.1% of total assets. The seven states in which we had our highest concentration of total assets were Texas (19.6%), California (13.4%), Missouri (11.5%), Washington (7.5%), Arizona (6.1%), Ohio (5.8%), and New Mexico (5.8%) at March 31, 2008.

For the three months ended March 31, 2008, our rental income from operations totaled $17.8 million, of which approximately $3.2 million was from Cathedral Rock (17.9%) and $2.2 million was from Daybreak Venture (12.4%). No other operator generated more than 7.2% of our rental income from operations for the three months ended March 31, 2008.

12.	DISCONTINUED OPERATIONS

SFAS 144 requires that the operations and associated gains and/or losses from the sale or planned disposition of components of an entity, as defined, be reclassified and presented as discontinued operations in the Partnership’s consolidated financial statements for all periods presented. On March 31, 2008, the Partnership committed to sell the North Richland Hills Property, the sole property operated by the Partnership. On April 28, 2008, the Partnership sold its interest in the joint venture that owned the North Richland Hills Property for approximately $2,791,000 before selling costs.

Below is a summary of the components of all discontinued operations, for the respective periods:

	Three months ended
	March 31,
	2008	2007

Revenues
Resident fees	$1,937,086	$379,070
Rental income	—	213,841

Total revenues	1,937,086	592,911
Expenses
Nursing home operations	1,538,773	563,376
General and administrative	—	17,894
Depreciation	45,816	50,660

Total expenses	1,584,589	631,930

Operating income	352,497	(39,019)
Interest expense	(95,864)	(40,390)
Minority interest	(61,779)	53,162

Discontinued operations, net of minority interests	$194,854	$(26,247)

13.	SUBSEQUENT EVENTS

In April 2008, Aviv Financing I acquired three properties in Arkansas from unrelated third parties for a purchase price of approximately $13,600,000.

Aviv Asset Management, L.L.C.

Report of independent registered public accounting firm

The Members
Aviv Asset Management, L.L.C.

We have audited the accompanying balance sheet of Aviv Asset Management, L.L.C. (the Company) as of December 31, 2007, and the related statements of operations, changes in members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviv Asset Management, L.L.C. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Chicago, IL
June 17, 2008

Aviv Asset Management, L.L.C.

Balance sheets

	March 31,	December 31,
	2008	2007

	(unaudited)

Assets
Cash	$—	$234,082
Furniture, fixtures, and equipment, at cost	244,953	234,471
Less accumulated depreciation	(15,701)	(7,204)

Net furniture, fixtures, and equipment	229,252	227,267
Due from related parties	5,319,730	5,189,739
Other assets	42,776	61,094

Total assets	$5,591,758	$5,712,182

Liabilities and members’ equity
Accounts payable	$4,719,987	$5,007,009
Accrued and other liabilities	230,122	391,479

Total liabilities	4,950,109	5,398,488
Members’ equity	641,649	313,694

Total liabilities and members’ equity	$5,591,758	$5,712,182

See accompanying notes to financial statements.

Aviv Asset Management, L.L.C.

Statements of operations

	Three months ended	Three months ended	Year ended
	March 31,	March 31,	December 31,
	2008	2007	2007

	(unaudited)	(unaudited)

Revenues
Management fee revenue	$2,311,487	$1,614,805	$6,543,388
Other	—	—	42,536

Total revenues	2,311,487	1,614,805	6,585,924

Expenses
General and administrative	193,303	72,715	308,408
Payroll	819,027	735,810	2,879,352
Rent and occupancy	115,573	49,537	208,219
Insurance	70,576	51,994	198,014
Depreciation	8,497	906	4,204

Total expenses	1,206,976	910,962	3,598,197

Net income	$1,104,511	$703,843	$2,987,727

See accompanying notes to financial statements.

Aviv Asset Management, L.L.C.

Statements of changes in members’ equity

Three months ended March 31, 2008 (unaudited) and
year ended December 31, 2007

Members’
equity

Balance at January 1, 2007	$900,967
Net income	2,987,727
Distributions to members	(3,575,000)

Balance at December 31, 2007	313,694
Net income	1,104,511
Distributions to members	(776,556)

Balance at March 31, 2008	$641,649

See accompanying notes to financial statements.

Aviv Asset Management, L.L.C.

Statements of cash flows

	Three months ended	Three months ended	Year ended
	March 31,	March 31,	December 31,
	2008	2007	2007

	(unaudited)	(unaudited)

Operating activities
Net income	$1,104,511	$703,843	$2,987,727
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,497	906	4,204
Changes in assets and liabilities:
Due from related parties	(129,991)	2,279,025	(307,674)
Other assets	18,318	74,771	55,537
Accounts payable	(287,022)	692,075	1,085,826
Accrued and other liabilities	(161,357)	(278,906)	101,115

Net cash provided by operating activities	552,956	3,471,714	3,926,735
Investing activities
Purchase of furniture, fixtures, and equipment	(10,482)	—	(212,858)

Cash used in investing activities	(10,482)	—	(212,858)
Financing activities
Distributions to members	(776,556)	(2,475,000)	(3,575,000)

Cash used in financing activities	(776,556)	(2,475,000)	(3,575,000)

Net (decrease) increase in cash	(234,082)	996,714	138,877
Cash:
Beginning of period	234,082	95,205	95,205

End of period	$—	$1,091,919	$234,082

See accompanying notes to financial statements.

Aviv Asset Management, L.L.C.

Notes to financial statements

Three months ended March 31, 2008 and 2007 (unaudited) and
year ended December 31, 2007

1.	DESCRIPTION OF OPERATIONS

Aviv Asset Management, L.L.C. (the Company) is a Delaware limited liability company that was formed on March 17, 2005, to provide asset management and investment services primarily to Aviv Healthcare Properties Limited Partnership and Subsidiaries (the Partnership), an affiliated entity of the Company as the members of the Company also hold general partnership interests in the Partnership. The Partnership invests primarily in triple-net leased skilled nursing facilities across the United States. As of March 31, 2008 and December 31, 2007, the Company’s portfolio consisted of 156 properties.

In accordance with the Limited Liability Company Operating Agreement (the Operating Agreement), the Company shall continue until dissolved in accordance with either the terms of the Operating Agreement or the Delaware Limited Liability Company Act.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Quarterly reporting

The accompanying financial statements and notes of the Company as of and for the three months ended March 31, 2008 and 2007 have been prepared in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X promulgated by the Securities and Exchange Commission (SEC). Accordingly, certain information and footnote disclosures normally included in financial statements prepared under generally accepted accounting principles (GAAP) have been condensed or omitted pursuant to such rules. In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s balance sheet, statements of operations, and cash flows have been included and are of a normal and recurring nature. These financial statements should be read in conjunction with the financial statements and footnotes of the Company for the year ended December 31, 2007. The statements of operations and cash flows for the three months ended March 31, 2008 and 2007 are not necessarily indicative of full year results.

Furniture, fixtures and equipment

Furniture, fixtures and equipment is composed primarily of office furniture, leasehold improvements and computer equipment depreciated on a straight line basis over 5 to 7 years.

Revenue recognition

Management fee revenue is recognized and recorded when services are rendered and consists of fees for the asset management and investment services related to a portfolio of skilled nursing facilities and other healthcare properties throughout the United States, which are leased to healthcare operating

Aviv Asset Management, L.L.C.

companies under triple-net leases. Substantially all revenue of the Company is derived from management services provided to the Partnership.

Income taxes

The Company is a limited liability company. Therefore, substantially all federal and state income taxes are recorded by the individual members. Accordingly, the Company does not provide for income taxes.

3.	LEASE COMMITMENT

The Company leases its corporate office space. The initial lease term expires in 2018. The Company recognizes rent expense on a straight-line basis over the term of the lease. Rent expense for the three months ended March 31, 2008 and 2007 and the year ended December 31, 2007, amounted to $36,220, $27,018, and $109,224, respectively, which is included in rent and occupancy on the Company’s statements of operations. Additionally, during the three months ended March 31, 2008, the Company paid $67,633 as a settlement of an old lease obligation, which is included in rent and occupancy on the Company’s statements of operations.

Minimum rental commitments as of December 31, 2007 are approximately as follows:

2008	$71,805
2009	151,010
2010	157,771
2011	162,102
2012	166,163
Thereafter	1,002,729

$1,711,580

4.	RELATED PARTIES

Related party receivables and payables represent amounts due from/to various affiliates of the Company, including advances to members of the Company, and various advances to entities controlled by affiliates of the Company’s management.

The Company entered into an asset management agreement, as amended, effective April 13, 2005, with the Partnership. Under the asset management agreement, the Company has been granted the exclusive right to manage the portfolio of the Partnership, providing, among other administrative services, accounting and all required financial services; legal administration and regulatory compliance; investor, tenant, and lender relationship services; and transactional support to the Partnership. All management powers of the business and affairs of the Partnership however, are exclusively vested in the general partner of the Partnership. The annual fee for such services equals six-tenths of one percent (0.6%) of the aggregate fair market value of the properties as determined by the Partnership and the Company on an annual basis prior to October 16, 2007, as discussed below. In addition, the Partnership is to reimburse the Company for all reasonable and necessary out-of-pocket expenses incurred in the Company’s conduct of its business, including, but not limited to, travel, legal, appraisal, and brokerage fees; fees and expenses incurred in connection with the acquisition, disposition, or refinancing of any property; and reimbursement of compensation and benefits of the officers and employees of the Company. This agreement is to continue until terminated by either party with 30 days’ notice. Such related income reimbursements amounted to $1,207,000, $911,605, and $3,505,334 for the three months ended March 31, 2008 and 2007 and the year ended December 31, 2007, respectively, and are reflected as a component of management fee revenue in the statements of operations. Of these amounts,

Aviv Asset Management, L.L.C.

$67,348 and $629,510 remained as a receivable at March 31, 2008 and December 31, 2007, respectively.

On October 16, 2007, the Company was legally acquired by the Partnership, through a Manager Contribution and Exchange Agreement dated October 16, 2007 (the Contribution Agreement). The Partnership issued a new class of Partnership Unit, Class F Units, as consideration to the contributing members of the Company. The Class F Units pay in quarterly installments an annual dividend of 8.25% of the preliminary issuance amount of $53,698,000. The ultimate Class F Unit valuation will be subject to a true-up formula at the time of a Liquidity Event, as defined.

For accounting purposes, the Company has not recognized the sale transaction due to the ability of a third party to unwind the transaction described above. Such action is outside the control of the Company and accordingly, the transaction is not viewed as having been consummated. The management agreement continues to remain in place and subsequent to October 16, 2007, the fee for management services provided to the Partnership is equal to the dividend on the Class F Unit and continues to be reported as management fee revenue.

5.	COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal actions arising from the ownership of its property. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the financial position, operations, or liquidity of the Company.

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Information not required in prospectus

ITEM 31.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Securities and Exchange Commission registration fee		$7,860
FINRA filing fees		$20,500
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and register fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 32.  SALES TO SPECIAL PARTIES.

None.

ITEM 33.  RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we (including our predecessor partnership, Aviv Healthcare Properties Limited Partnership), have issued and sold the following unregistered securities:

(1)  On June 30, 2005, our predecessor partnership issued an aggregate of 2,645,950 Class A Units and 738,991 Class B Units as consideration for the acquisition of 31 properties.

(2)  During the year ended December 31, 2005, our predecessor partnership issued an aggregate of 6,400 Class D Units to employees of its former external asset manager. No consideration was paid by the employees.

(3)  On May 26, 2006, our predecessor partnership sold 780,451 Class E Units and accompanying warrants which are exercisable for 780,451 Class A Units to JER Aviv Acquisition, LLC, or JER, for an aggregate purchase price of $7,804,510.

(4)  On June 14, 2006, our predecessor partnership issued an aggregate of 510,256 Class A Units and 89 Class B Units as consideration for the acquisition of 2 properties.

(5)  On September 29, 2006, our predecessor partnership sold 1,021,329 Class E Units and accompanying warrants which are exercisable for 1,021,329 Class A Units to JER for an aggregate purchase price of $10,213,290.

(6)  On December 1, 2006, our predecessor partnership issued an aggregate of 1,992,699 Class A Units and 712,161 Class B Units as consideration for the acquisition of 5 properties.

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(7)  On December 1, 2006, our predecessor partnership sold 705,905 Class E Units and accompanying warrants which are exercisable for 705,905 Class A Units to JER for an aggregate purchase price of $7,059,050.

(8)  On December 29, 2006, our predecessor partnership issued an aggregate of 641,055 Class A Units and 516,122 Class B Units as consideration for the acquisition of 7 properties.

(9)  During the year ended December 31, 2006, our predecessor partnership issued an aggregate of 2,500 Class D Units to employees of its former external asset manager. No consideration was paid by the employees.

(10)  On February 28, 2007, our predecessor partnership sold 856,000 Class E Units and accompanying warrants which are exercisable for 856,000 Class A Units to JER for an aggregate purchase price of $8,560,000.

(11)  On March 30, 2007, our predecessor partnership sold 251,750 Class E Units and accompanying warrants which are exercisable for 251,750 Class A Units to JER for an aggregate purchase price of $2,517,500.

(12)  On August 31, 2007, our predecessor partnership sold 451,125 Class E Units and accompanying warrants which are exercisable for 451,125 Class A Units to JER for an aggregate purchase price of $4,511,250.

(13)  On November 30, 2007, our predecessor partnership sold 374,563 Class E Units and accompanying warrants which are exercisable for 374,563 Class A Units to JER for an aggregate purchase price of $3,745,630.

(14)  During the year ended December 31, 2007, our predecessor partnership issued an aggregate of 950 Class D Units to employees of its former external asset manager. No consideration was paid by the employees.

(15)  On April 1, 2008, our predecessor partnership sold 322,789 Class E Units and accompanying warrants which are exercisable for 322,789 Class A Units to JER for an aggregate purchase price of $3,227,890.

(16)  On June 20, 2008, we sold 1,000 shares of our common stock to our predecessor partnership for an aggregate purchase price of $1,000.

All of the sales of securities described above were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. There were no underwriters employed in connection with any of the transactions set forth in this Item 33.

ITEM 34.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our charter and bylaws provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by the Maryland General Corporation Law, or MGCL, as amended from time to time.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it

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is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

ITEM 35.  TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED.

None of the proceeds will be credited to an account other than the appropriate capital share account.

ITEM 36.  FINANCIAL STATEMENTS AND EXHIBITS.

(a) See page F-1 for an index of the financial statements that are being filed as part of this Registration Statement on Form S-11.

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(b) The following is a list of exhibits being filed as part of, or incorporated by reference into, this Registration Statement on Form S-11:

Exhibit
number	Description

1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Articles of Incorporation of Aviv REIT, Inc.
3.2*	Form of Amended and Restated Bylaws of Aviv REIT, Inc.
3.3*	Amended and Restated Agreement of Limited Partnership of Aviv Healthcare Properties Operating Limited Partnership.
4.1*	Form of stock certificate.
4.2*	Registration Rights Agreement among Aviv REIT, Inc. and JER Aviv Acquisition, LLC.
4.3*	Registration Rights Agreement among Aviv REIT, Inc., Zev Karkomi, Craig Bernfield and certain of their related parties.
5.1*	Opinion of Venable LLP as to the legality of the securities being offered.
8.1*	Opinion of Sidley Austin LLP regarding certain tax matters.
21.1*	Subsidiaries of Aviv REIT, Inc.
23.1*	Consent of Venable LLP (included in the opinion filed as Exhibit 5.1).
23.2*	Consent of Sidley Austin LLP (included in the opinion filed as Exhibit 8.1).
23.3	Consent of Ernst & Young LLP.
24.1	Powers of Attorney (contained on the signature page to this Registration Statement).

*	To be filed by amendment.

ITEM 37.  UNDERTAKINGS.

(a)  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)  The registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on this 30th day of June, 2008.

AVIV REIT, INC.

By:	/s/ Craig M. Bernfield
Name:     Craig M. Bernfield
Title: Chief Executive Officer and President

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Craig M. Bernfield, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Craig M. Bernfield Craig M. Bernfield	Chairman of the Board, Chief Executive Officer and President	June 30, 2008

/s/ Zev Karkomi Zev Karkomi	Chairman Emeritus of the Board	June 30, 2008

/s/ Steven J. Insoft Steven J. Insoft	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 30, 2008